This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on September 11, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CDP Holdings, Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building D106, 1733 Lianhua Road, Shanghai, 201103

The People’s Republic of China

+86 21 33295800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

COGENCY GLOBAL INC.

10 E. 40th Street, 10th floor New York, NY 10016

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong +852 2533 3300	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46/F 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21-6193-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary shares, par value US$0.0001 per share(1)(2)	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents                  ordinary shares.

(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that are issuable upon the exercise of the underwriters option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated                 , 2019

American Depositary Shares

CDP Holdings, Ltd

Representing                  Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of CDP Holdings, Ltd. We are offering a total of          ADSs, each representing          of our ordinary shares, par value US$0.0001 per share. The underwriters may also purchase up to          ADSs within 30 days.

Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$         and US$         per ADS. We intend to apply to list the ADSs representing our ordinary shares on the [New York Stock Exchange] / [Nasdaq Global Market] under the symbol “CDP.”

Each ordinary share is entitled to          vote. [Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the [New York Stock Exchange] / [Nasdaq Global Market] corporate governance rules because          will beneficially own         % of the total voting power of our then issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. See “Principal Shareholders.”]

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the US federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                 , 2019.

(in alphabetical order)

BofA Merrill Lynch	Citigroup

The date of this prospectus is             , 2019.

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Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “CDP Holdings, Ltd” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to CDP Holdings, Ltd, together with its subsidiaries and, in the context of describing its operations and consolidated financial information, its consolidated variable interest entity, or VIE.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our ordinary shares. Our business, financial condition and results of operations may have changed since the date on the front cover of this prospectus.

Until             , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. Investors should note that CDP Holdings, Ltd, our ultimate Cayman Islands holding company, does not directly own any substantive business operations in the PRC and our businesses in the PRC described in this prospectus are operated through our VIE and PRC subsidiaries.

Our Business

What CDP Does

CDP was founded with the mission to enable the future by empowering businesses and people.

CDP is a leading HCM service provider that has been transforming how organizations manage human capital in China. We have built the CDP EcoSaaS™ platform, an integrated software platform through which we provide comprehensive HCM services including payroll, tax and social security management, benefits programs, workforce management, and other HR applications. This cloud-based platform enables us to deliver adaptable, reliable and scalable HCM services that incorporate our deep local know-how, industry insights, and global standards. We also foster an open ecosystem of business partners by integrating their services and applications into our all-in-one platform to drive customer satisfaction and enrich employee experience.

Since 2017, we had offered comprehensive and effective HCM services to over 2,700 customer entities representing over 720 group customers as of December 31, 2018 and served approximately one million employee accounts as of the date of this prospectus. We are the only company in China that provides a complete and localized set of HCM services all on an integrated platform, and the No. 1 SaaS-based payroll and benefits service provider in China in terms of number of group customers served in 2018.

Nearly 15 years ago, we built the first CDP platform to help global organizations optimize their human capital management under China’s complex and fast-changing local environments while satisfying global standards and local requirements. Today, we serve both global and Chinese organizations with adaptable, reliable and scalable services that integrate their organization-wide HCM processes into an all-in-one platform. Our current platform was designed with a user-centric experience in mind – it can be easily accessed by employees via mobile and PC devices, carries intuitive interfaces, and incorporate rich functions covering the entire employment lifecycle. In addition, to address the growing demand for a dynamic workforce in China, we offer customers cloud-based workforce management services to improve operational efficiency and productivity. Different from the traditional offline approach, our innovative cloud-based service model enables us to deploy a streamlined team of 16 employees to efficiently staff, manage and serve over 17,000 associates for our customers throughout China and expanding overseas. Our workforce management services also provide us with attractive cross-selling opportunities – approximately 32% of our group customers using our workforce management services also subscribed for our integrated HR services in 2018.

CDP allows organizations to eliminate the inefficiency associated with using multiple vendors to manage different HCM processes. Our cloud architecture and growing library of APIs allow organizations to seamlessly consolidate their existing HCM systems, vendors and processes within our integrated platform. This disruptive approach delivers operational efficiency to our customers. Our service offerings also incorporate our deep local know-how and industry insights. This allows us to serve different customers, from multinationals to local champions, across industries, helping them navigate dynamic local conditions.

Innovation is at the core of our business. We believe that our success is rooted in our innovative business model and corporate values focused on customer satisfaction and employee experience. Throughout the years, the value we create is recognized by our customers and their employees. In 2018, we achieved a customer retention rate of 98.7% for group customers that individually contributed more than RMB500,000 in net revenues in 2017. Such group customers collectively contributed the vast majority of our net revenues in 2017. CDP is the only Chinese company featured in IDC’s white paper Cloud Computing: Opens A New Era of Human Capital Management published in 2017 and the only Chinese company listed on Gartner’s Market Guide for HCM Suite Applications in 2018.

We have achieved rapid growth recently by offering integrated HR services and workforce management services to customers through our platform. Our net revenues increased by 52.7% to RMB744.8 million (US$108.3 million) in 2018 from RMB487.8 million in 2017. In 2017 and 2018, we recorded net losses of RMB7.3 million and RMB31.2 million (US$4.5 million), respectively.

Why Users Choose CDP

Our users choose CDP because we help organizations maximize the effectiveness and efficiency of their HCM processes and build a happy workplace.

•

Integrated and comprehensive. We provide customized and effective HCM services covering the entire employment lifecycle. Our platform has user-friendly applications that enable business managers and employees to manage their HCM activities on a single platform, including onboarding, managing time and attendance, administering payroll and benefits, subscribing for healthcare and insurance products, and offboarding.

•

Scalable and open. The cloud nature of our platform offers substantial scalability benefits to today’s organizations, from fast-growing local companies to large multinationals. Our open architecture enables our platform to seamlessly incorporate and integrate with our customers’ existing databases and systems, with convenient implementation and enhanced performance.

•

User-centric. Our platform is built with consumer-grade interfaces, tools and functions that are intuitive, easily navigable and accessible across mobile and PC devices. We focus on delivering a superior user experience to every business manager and employee by making the user interface friendly and intuitive, which help them work more productively and happily. For example, incoming employees can complete standard on-boarding procedures through the CDP mobile app within as quickly as 30 minutes.

•

Secure and reliable. We maintain data integrity for accurate, actionable and real-time analytics provided by our platform and business partners. We offer reliable applications while maintaining a high standard in data and information security as evidenced by our SOC certifications. According to Frost & Sullivan, we are currently the only HCM service provider based in China with SOC 1, 2 and 3 compliance certifications. Our dedication to data integrity and security and our certifications allow us to serve organizations with high compliance standards, including global multinational companies and financial institutions.

•

Localized and industry-tailored. China has a social security and tax regime with rules that vary across different regions. We have accumulated substantial knowledge and insights in the intricate local labor, social insurance and tax laws. This enables us to help our customers quickly adapt their payroll and benefits processes to the changing local regulatory requirements. Our solutions are industry-tailored and easily replicable to serve different customers in the same industry.

•

Data Intelligent. We help organizations make data-informed decisions and obtain significant visibility into their HCM operations. We then integrate the vast amount of data provided by our customers with real-time data analytics into the core functions of our platform to enable faster and better decision-making. Such data insights also allow us to provide more customized services as we continue to expand our service offerings throughout the HCM value chain.

As we attract more customers, employees and business partners to join the CDP EcoSaaS™ platform, we are fostering a vibrant ecosystem which we envision will grow organically to create greater value to all participants. The following diagram illustrates our integrated HCM platform, its key services and participants.

Market Opportunities

Throughout the years, we have built CDP into a leading integrated HCM platform in China. Our leadership positions us well in China’s massive HCM market with attractive growth potential. According to Frost & Sullivan, the size of HCM market in terms of revenue in China increased from approximately RMB176 billion in 2014 to RMB363 billion in 2018 and is expected to further increase at a CAGR of 18% to reach RMB842 billion in 2023. HCM market primarily consists of HR services and workforce management services. Particularly, SaaS-based payroll and benefits services represent a thriving segment within HR services and the market size is expected to reach nearly RMB13 billion in 2023, representing a CAGR of 30% from 2018 to 2023. The total size of the flexible staffing services market is also estimated to increase from RMB61 billion in 2018 to RMB176 billion in 2023 at a CAGR of 23%.

We believe that as global and Chinese organizations continue to focus on driving the happiness and productivity of their employees, they will continue to seek integrated, cloud-based HCM services enabling an employee-centric user experience. As a result, we expect that the CDP platform and the ecosystem that we cultivate around it will become their partner-of-choice for optimizing their increasingly complex workforce as they expand in China and globally.

Industry Trends in Our Favor

We believe the following industry trends will drive the continuous growth of our business:

•	Demand for all-in-one, technology-enabled HCM platform;

•	Demand for global standards and local know-how and industry insights;

•	Business success centered around employee experience;

•	Complex and fast-changing compliance requirements driving HCM spending; and

•	Attractive growth potential of cloud-based workforce management services.

What Makes CDP Different

We believe the following competitive strengths differentiate us from our competitors:

•	Leading HCM service provider in China;

•	Pioneering integrated platform offering comprehensive HCM services;

•	Blue-chip global customer base;

•	Technology-enabled service model;

•	Strong recurring revenue with substantial growth potential and cost efficiency; and

•	Visionary and experienced management team.

How We Approach the Future

We seek to lead the development of HCM industry in China by pursuing the following strategies:

•	Expand customer base;

•	Diversify service offerings;

•	Grow our ecosystem; and

•	Expand overseas with our customers.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

•	Our ability to develop and apply our technologies to support and expand our service offerings;

•	Our ability to timely respond to the rapid changes in industry trends and users’ preference;

•	Our ability to improve or expand our product and service offerings in a timely and cost-effective manner;

•	Our ability to achieve profitability in the future;

•	Our ability to maintain and enhance recognition of our brand; and

•	Our ability to comply with applicable regulatory requirements.

Our History and Corporate Structure

Our Business Milestones

In 2005, we established a strategic partnership with SAP Global, which enabled us to integrate our customers’ existing SAP-based HCM processes into our platform. Since then, we have also successfully formed a series of technology partnerships with leading global HCM software vendors, including Workday.

In 2008, we introduced the 1st generation of our proprietary payroll-focused HCM system, EasyHRO, to provide payroll management services to optimize our customers’ HCM processes.

In 2009, we launched our social security services which, combined with our payroll management services, enabled us to attract and better serve customers who demand a comprehensive, customized solution to their payroll and social security management.

In 2013, we launched our CDP Cloud platform, which incorporates the 2nd generation of our proprietary HCM system. This cloud-based, user-centric approach positioned us to develop more applications to address the evolving HCM demands of our customers.

In 2013, we began to provide flexible benefits services through our cloud-based platform.

In 2017, we launched the 3rd generation of our mobile-friendly proprietary payroll engine, WeStarTM.

In 2017, we also launched our CDP mobile application with rich social features. In 2018, we launched our CDP EcoSaaS™ platform, and hosted the very first CDP EcoSaaS™ Partners Summit in 2018. Since then, we have been continuously enriching our service offerings by upgrading our technology platform and collaborating with more business partners, including leading online companies such as JD.com and NetEase Yanxuan.

In 2017, we acquired our insurance brokerage license to offer third-party insurance products to our customers and their employees on our integrated platform.

Our Corporate History

We commenced our operations in late 2004 via CDP Information Technology (Shanghai) Co., Ltd., or CDP Technology.

In April 2006, CDP Holdings, Ltd, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In March 2008, Shanghai Caishuo Talent Information Co., Ltd., or Shanghai Caishuo, was incorporated in the PRC by CDP Technology as a VIE to offer our integrated HR services in China.

From 2015 to 2019, we established a number of overseas subsidiaries, including in Hong Kong, Singapore, Australia and India, with a view to expand our overseas businesses in the future.

To ensure compliance with the PRC laws and regulations, Kunshan Caishuo Human Resource Service Ltd., or Kunshan Caishuo, the subsidiary of Shanghai Caishuo, is holding an ICP license to operate our flexible benefits services. In addition, Shanghai Caishuo VIE is currently in the process of applying for an ICP license to undertake future businesses that may become subject to foreign ownership restrictions. Because of the restrictions on foreign ownership due to the holding of the ICP license by Kunshan Caishuo and future business plans of Shanghai Caishuo, CDP Technology entered into a series of contractual arrangements, as amended and restated, with Shanghai Caishuo, as well as its shareholders, through which we obtained control over Shanghai

Caishuo. For more details on foreign ownership restrictions on companies engaging in HR services, please see “Regulation—Regulations Relating to HR Services.” As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, Shanghai Caishuo. We treat it as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to CDP Technology as our wholly foreign owned entity, or WFOE, and to Shanghai Caishuo as a VIE, in this prospectus. For more details and risks related to our VIE structure, please see “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

We received equity investments from CSV Capital Partners, Investor AB, Fidelity, China Broadband and Morgan Stanley in 2004, 2006, 2006, 2012 and 2016, respectively.

Our Corporate Structure

The following chart shows our corporate structure, including our principal subsidiaries and VIE, after giving effect to the contemplated issuance and sale of          ordinary shares in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs.

Notes:

Equity interest
Contractual arrangements, including the exclusive business cooperation agreement, equity pledge contracts, exclusive purchase right contracts, power of attorney and loan contracts and their subsequent supplement agreements and restatements (if any). See “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. See also “Principal Shareholders.”

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our issued and outstanding ordinary shares. See also “Description of Share Capital—Ordinary Shares.”

(3)

Shareholders of Shanghai Caishuo are Qiuwen Wang (who is an immediate family member of our Chairman and CEO, Mr. Wei (Wayne) Wang) and Sufen Ling (who is an immediate family member of our President, Ms. Wei Lu), each holding 95% and 5%, respectively, of Shanghai Caishuo’s equity interests.

OUR CORPORATE INFORMATION

Our principal executive offices are located at Building D106, 1733 Lianhua Road, Shanghai 201103, People’s Republic of China. Our telephone number at this address is + 86 21 33295800. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor New York, New York 10016.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our website is www.cdpgroupltd.com. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We elected to take advantage of this extended transition period. However, this election will not apply when we cease to qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors—Risks Related to the ADSs and This Offering—We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an ‘emerging growth company’.”

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to the American depositary shares, each representing ordinary shares;

•	“API” refers to application programming interface which incorporates a set of functions and procedures supporting an operating system, application or service;

•	“associates” refers to contingency workers we employ for our workforce management services to meet our customers’ flexible staffing demands;

•	“CAGR” refers to compound annual growth rate;

•

“CDP,” “we,” “us,” “our company,” and “our” refer to CDP Holdings, Ltd, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIE;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“customer entity” refers to a legal entity which enters into contracts with, and contributes net revenues to, us during the relevant period;

•

“customer retention rate” for a given period is calculated as the number of group customers in the prior period that remain as customers in the current period, divided by the number of all group customers in such prior period;

•

“employee account” refers the user account that each of our customers’ employees uses to log into our platform to access our services. The number of employee accounts does not necessarily represent the number of individual employees of our customers;

•	“group customer” refers to one or more distinct customer entities that are affiliated with each other;

•	“ICP license” refers to the Internet Content Provider license issued by the Chinese Ministry of Industry and Information Technology (including its related authorities);

•	“preferred shares” refers to our Series A, Series B, Series C and/or Series D preferred shares, par value US$0.0001 per share, prior to this offering;

•

“revenue retention rate” for a given period is calculated as the total net revenues from all group customers in the prior period that remain our group customers in the current period, divided by total net revenues from all group customers in that prior period;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“US GAAP” refers to the accounting principles generally accepted in the United States; and

•

“variable interest entity,” or “VIE,” refers to the PRC entity of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On September 6, 2019, the noon buying rate for Renminbi was RMB7.1131 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report dated September 11, 2019 commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue ordinary shares represented by the ADSs in this offering.

All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares issued and outstanding immediately after this offering	ordinary shares, par value US$0.0001 per share (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Option to purchase additional ADSs	We have granted the underwriters the right to purchase up to an additional ordinary shares from us within 30 days of the date of this prospectus.

Listing	We intend to apply to list the ADSs representing our ordinary shares on the [New York Stock Exchange, or NYSE,]/[Nasdaq Global Market, or Nasdaq] under the symbol “CDP.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately US$ .

We plan to use % of the net proceeds from this offering to invest in research and development to enhance our CDP EcoSaaS™ platform,

% to enhance our sales and marketing efforts to expand our service coverage in China and overseas, and the remaining % to satisfy general corporate purposes. See “Use of Proceeds.”

Lock-up	We[, our director, executive officers and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.

Depositary

[Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Taxation	For a description of certain Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to          additional ADSs.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of comprehensive loss for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues:
Integrated HR services	89,492	18.3	131,586	19,138	17.7
Workforce management services	398,280	81.7	613,187	89,185	82.3

Total net revenues	487,772	100.0	744,773	108,323	100.0
Cost of revenues	(434,459)	(89.1)	(670,240)	(97,482)	(90.0)

Gross profit	53,313	10.9	74,533	10,841	10.0

Operating expenses:
Selling and marketing expenses	(24,782)	(5.1)	(41,100)	(5,978)	(5.5)
General and administrative expenses	(45,852)	(9.4)	(55,556)	(8,080)	(7.5)
Research and development expenses	(23,562)	(4.8)	(37,686)	(5,481)	(5.1)

Total operating expenses	(94,196)	(19.3)	(134,342)	(19,539)	(18.1)

Loss from operations	(40,883)	(8.4)	(59,809)	(8,698)	(8.0)
Interest income, net	4,296	0.9	4,024	585	0.5
Other income, net	30,117	6.2	26,390	3,838	3.5
Foreign exchange (loss) gain, net	(817)	(0.2)	1,449	211	0.2

Loss before income tax	(7,287)	(1.5)	(27,946)	(4,064)	(3.8)
Income tax benefits (expenses)	23	0.0	(3,248)	(472)	(0.4)

Net loss	(7,264)	(1.5)	(31,194)	(4,536)	(4.2)

Net loss attributable to the Company’s ordinary shareholders	(7,264)	(1.5)	(31,194)	(4,536)	(4.2)

Loss per share:
Ordinary shares—basic and diluted	(0.11)		(0.47)	(0.07)
Weighted average shares outstanding used in calculating basic and diluted loss per share:
Ordinary shares—basic and diluted	66,565,021		66,565,021	66,565,021

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Pro forma loss per share (unaudited):
Basic and diluted			(0.10)	(0.01)
Weighted average number of ordinary shares used in pro forma loss per share computation (unaudited):
Basic and diluted			308,969,986	308,969,986

Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(6,722)		2,076	302

Total comprehensive loss	(13,986)		(29,118)	(4,234)

Total comprehensive loss attributable to the Company’s ordinary shareholders	(13,986)		(29,118)	(4,234)

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018.

	As of December 31,			Pro forma shareholders’ equity as of December 31,
	2017	2018		2018
				(Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands)			(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	209,479	203,199	29,554
Restricted cash	1,600	1,600	233
Accounts receivable (net of allowance of RMB300 and RMB452 (US$66) as of December 31, 2017 and 2018, respectively)	67,190	104,160	15,149
Prepaid expenses and other current assets	63,486	116,243	16,907

Total current assets	341,755	425,202	61,843

Property and equipment, net	3,859	4,976	724
Intangible assets, net	23,286	22,545	3,279
Deferred tax assets	945	945	137
Other non-current assets	1,195	1,195	174

Total non-current assets	29,285	29,661	4,314

Total assets	371,040	454,863	66,157

Total current liabilities	211,970	321,669	46,785

Total non-current liabilities	10,936	14,178	2,062

Total liabilities	222,906	335,847	48,847

Total mezzanine equity	559,214	559,214	81,334	—	—

Total shareholders’ (deficits) equity	(411,080)	(440,198)	(64,024)	119,016	17,310

Total liabilities, mezzanine equity and shareholders’ (deficits) equity	371,040	454,863	66,157	454,863	66,157

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(30,021)	(4,220)	(613)

Net cash used in investing activities	(16,190)	(3,321)	(482)

Net cash used in financing activities	(404)	(188)	(27)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(817)	1,449	211

Net decrease in cash, cash equivalents and restricted cash	(47,432)	(6,280)	(911)

Cash, cash equivalents and restricted cash, beginning of the year	258,511	211,079	30,698

Cash, cash equivalents and restricted cash, end of the year	211,079	204,799	29,787

Supplement disclosure of cash flow information:
Income tax paid	211	135	20
Interest received	4,296	4,024	585
Supplement disclosure of non-cash information:
Purchase consideration for intangible assets included in accrued expenses and other current liabilities	5,000	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	209,479	203,199	29,554
Restricted cash	1,600	1,600	233

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	211,079	204,799	29,787

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and the information in our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be adversely affected.

The markets for HCM services are highly competitive. Our primary competitors include both local and international HCM service providers, which have long-standing relationships with many customers. Some customers may be hesitant to switch vendors or to adopt cloud-based HCM services such as ours and may prefer to maintain their existing relationships with our competitors. Some of our competitors are larger and have greater brand recognition, significantly longer operating histories, and significantly greater resources than we do. In addition, legacy vendors may also expand their cloud-based HCM services through acquisitions, strategic alliances, and organic development. We may also face competition from a variety of cloud-based and on-premise SaaS providers that address only one or a portion of our service offerings. Also, other companies that provide cloud-based services in different target markets may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal solutions. With the introduction of new technologies and market entrants, we expect this competition to intensify in the future.

Some of our competitors are able to devote greater resources to the development, promotion and sale of their HCM products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and ability to initiate or withstand substantial price competition. In addition, some of our competitors have established marketing relationships and access to larger customer base. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services or technologies become more accepted than ours, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our net revenues could be adversely affected. In addition, some of our competitors may offer their products and services at a more competitive price. If we are unable to achieve our target pricing levels, our operating results would be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business, financial condition and results of operations.

Our success depends on growth in market acceptance of the HCM services provided by us.

Our success depends on the willingness of organizations to utilize third-party HCM services. Many organizations have invested substantial personnel, infrastructure and financial resources in their own internal HCM systems and therefore may be reluctant to switch to our HCM services. Companies may not engage us for other reasons, including a desire to maintain control over all aspects of their HCM activities, a belief that they manage their HCM activities more effectively using their internal systems, perceptions about the expenses associated with our services, perceptions about whether our services comply with laws and regulations applicable to them or their businesses, or other considerations that may not always be evident. Additional concerns or considerations may also emerge in the future. We must address our potential customers’ concerns and explain the benefits of our approach in order to convince them to change the way that they manage their HCM activities, particularly in markets where our company and services are less well-known. If we are not successful in addressing potential customers’ concerns and convincing companies that our services can fulfill their HR needs, the market for our services may not develop as we anticipate and our business may not grow.

If the market for cloud-based HCM services develops more slowly than we expect or declines, our business could be adversely affected.

We provide our HCM services through our cloud-based integrated platform. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general, and of cloud-based HCM products and services in particular. Many organizations have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based services. It is difficult to predict customer adoption rates and demand for our services, the future growth rate and size of the cloud-based HCM market or the entry of competitive services. The expansion of the market depends on a number of factors, including the cost, performance, and perceived value associated with cloud computing, as well as the ability of service providers to address security and privacy concerns. If other major service providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based HCM services as a whole, including our services, may be negatively affected. If cloud-based HCM services do not achieve widespread adoption, or there is a reduction in demand for such services caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, our business, prospect, financial conditions and results of operations could be materially and adversely affected.

We have a history of net losses, and we may not be able to achieve profitability in the future.

We have incurred net losses of RMB7.3 million and RMB31.2 million (US$4.5 million) for the years ended December 31, 2017 and 2018, respectively, and could continue to incur net losses in the future. We intend to continue to invest in expanding our services and customer support team, upgrading our technology, expanding our sales and marketing efforts, and expanding into new geographical markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our net revenues enough to offset our higher operating expenses. If we are unable to achieve and sustain profitability, the value of our business and shares may significantly decrease. Furthermore, it is difficult to predict the size and growth rate of our market, customer demands for our platform, renewal rate for our services or the success of existing services. As a result, we may not achieve or maintain profitability in future periods. If we fail to grow our net revenues sufficiently to keep pace with our investments and other expenses, our business would be harmed.

The loss of one or more of our key customers, or a failure to renew our subscription agreements with one or more of our key customers, could negatively affect our results of operations and ability to market our services.

A substantial portion of our net revenues is derived from our key customers, and we are not able to predict whether the level of concentration on key customers or our reliance on any individual key customer will reduce over time. In particular, net revenues generated from Best Inc., who mainly used our workforce management services, accounted for 58.0% and 46.7% of our net revenues for the years ended December 31, 2017 and 2018, respectively. Losing a key customer such as Best Inc. would materially and adversely affect our business, financial condition and results of operation. In addition, we rely on our reputation and word-of-mouth referrals from key customers in order to promote our services to existing and prospective customers. If we lose certain key customers, our reputation and ability to obtain new customers could be materially and adversely affected. Moreover, if our key customers, especially those local champions, cannot develop as they planned or are acquired, it could also lead to cancelation of our contracts with those customers or by the acquiring companies, thereby reducing the number of our existing customers. Acquisitions of our business partners could also result in loss of our key customers, as our business partners which are acquired may not be able to continue to provide the services we need in order to meet our key customers’ demands.

Volatility in the financial and economic environment could harm our business.

Demand for our services is sensitive to changes in the level of overall economic activity in the markets in which we operate. During periods of weak economic conditions, employment levels tend to decrease and business failures tend to increase and interest rates may become more volatile. Current or potential customers may also react to weak economic conditions or forecasted weak economic conditions by reducing their employee headcount or by lowering their salary or compensation levels, any of which would affect our net revenues. These conditions may affect the willingness of our customers and potential customers to pay third-party vendors for services like ours, and may impact their ability to pay their obligations to us on time, or at all. In addition, if businesses have difficulty obtaining funding, business growth and new business formation may be impaired, which could also harm our business. Even modest downturns in economic activity or the availability of credit on a regional or national level could harm our business.

Demand for some of our HCM services, including workforce management services, may decline or disappear in sectors where human labor is being or may be replaced by or disrupted by technology.

New technology may emerge and, singly or together with existing technologies, may create disruption to the traditional labor market. The introduction and acceptance of new technology may reduce demand for human labor, making some of our services unattractive or redundant. For example, the use of artificial intelligence, robotics and automation are becoming increasingly widespread throughout different industries in China. These innovations are able to process large amounts of data and execute transactions on a large scale, enabling decision-making capabilities that are generally not otherwise feasible technologically or economically.

Adoption of new technology may render certain parts of our products or services, including our workforce management services, obsolete and ineffective, if such technology gradually replaces the human labor that is currently provided by us through flexible staffing arrangements. If demand for our services is reduced due to the decrease in demand for human labor, this could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to find suitable and sufficient talents or if our candidate databases are outdated or lacks credible information, we may fail to create value for our workforce management customers, which could adversely impact the growth of our business.

We generated the substantial majority of our net revenues from our workforce management services in 2017 and 2018. Our workforce management services depend on our ability to find suitable talents for our customers. Our customers may need a large number of associates within in a short period of time, and we may not be able to find sufficient quantity of associates in a timely manner, if at all. From time to time, our customers may need specialized talents that are not easy to find. There can also be labor shortage in one or more locations we operate.

In addition, if our workforce management candidate database is not accurate, the value of our services may be adversely impacted as we rely on our databases as our source to recommend suitable candidates to our customers. Although we require our candidates to provide authentic and complete information, we cannot assure you that such measures are effective in ensuring the accuracy of our candidate profiles. For example, candidates may still provide misleading or incomplete information, which may cause us to misidentify a candidate and thus erode our customers’ confidence in our services. Our business, financial condition, results of operations and reputation may nonetheless be negatively affected by fraudulent resumes.

We stay in touch regularly with our workforce management candidates and refresh their profiles continuously to make sure the databases contain up-to-date information. If we fail to source suitable talents for our customers or maintain up-to-date databases, our business, financial condition and results of operations could be materially and adversely affected.

If we are not able to upgrade, enhance and expand our technology and services or provide successful enhancements, new features and applications, our business could be adversely affected.

Our businesses operate in industries that are subject to rapid technological advances and changing customer needs and preferences. In order to remain competitive and responsive to customer demands, we continually upgrade, enhance, and expand our existing services. If we fail to respond successfully to technology challenges and customer needs and preferences, the demand for our services may diminish. We will also need to enhance and create new features and functionality of our platform to enhance its utility to our customers and adapt to the changing customer preferences, in order to maintain existing customers and attract new customers. If we are unable to provide enhancements and new features for our existing services or new services that achieve market acceptance or that keep pace with rapid technological developments, our business could be materially and adversely affected. The success of enhancements and new features depends on several factors, including the timely completion, introduction and market acceptance of such enhancements or new features. Failure to do so may significantly impair our net revenues growth. In addition, because our cloud-based platform is designed to integrate with and connect to a variety of systems developed by our customers and their technology and HCM service providers, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, iOS and other software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our HCM services to operate effectively with future network platforms and technologies could reduce the demand for our HCM services, result in customer dissatisfaction and materially and adversely affect our business.

If we fail to adapt our services to the changes in related laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The nature of the HCM services we provide, especially payroll, social security and tax services, require constant updates to adapt our services to the evolving laws and regulations. For example, on July 20, 2018, the Chinese government released a tax reform plan, which went effective on January 1, 2019, placing the responsibility of calculating and collecting social insurance premiums solely with the PRC tax bureaus, and in response, we were required to adapt our services related to social security to such changes. As a result, we continue to invest significant time and resources to research the relevant laws and regulations to design, create and enhance our services to be compliant and to ensure the customers using our services are compliant in fulfilling their legal and regulatory obligations concerning their HCM activities. Our failure to innovate and adapt our services to the changes and developments in laws and regulations would render some of our services obsolete and thus have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our services may be perceived as not being secure, customers may reduce the use of or stop using our services, and we may incur significant liabilities.

Our services involve the storage, processing and transmission of our customers’ sensitive and proprietary information, including personal or identifying information regarding their employees and other sensitive business information. As a result, unauthorized access or use of these data could expose us to regulatory actions, litigation, investigations, remediation obligations, damage to our reputation and brand, supplemental disclosure obligations, loss of customer and partner confidence in the security of our services, destruction of information, indemnity obligations, and resulting fees, costs, expenses, loss of revenues, and other potential liabilities. We devote significant financial and personnel resources to implement and maintain security measures. While we have security measures in place designed to protect the integrity of customer information and prevent data loss, misappropriation and other security breaches, if these measures are compromised as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance, or otherwise, and someone obtains unauthorized access to or use of our customers’ data, our reputation could be damaged, our business may suffer, and we could incur significant liabilities as well as incur significant costs to remediate any incidents.

Cybersecurity challenges, including threats to our own IT infrastructure or those of our customers or third-party providers, are often targeted at companies such as ours and may take a variety of forms ranging from individual and groups of hackers to sophisticated organizations, including state-sponsored actors. Key cybersecurity risks range from viruses, worms, and other malicious software programs to “mega breaches” targeted against cloud services and other hosted software, any of which can result in unauthorized disclosure of confidential information and intellectual property and compromised data. As the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

In addition, if a high-profile security breach occurs with respect to an industry peer, our customers and potential customers may generally lose trust in the security of HCM service providers, or in cloud applications for enterprises in general. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect to terminate or not renew their subscriptions, result in reputational damage, cause us to pay remediation costs and/or issue service credits or refunds to customers for prepaid and unused subscription services, require us to compensate our customers for certain losses, or result in lawsuits, regulatory fines, or other action or liabilities, which could materially and adversely affect our business, financial condition and results of operations. See “Regulation—Regulations Relating to Internet Information Security and Privacy Protection”.

Certain customers may demand more configuration and integration services or customized features or functions when using our cloud-based HCM platform, which could materially and adversely affect our business, financial condition and results of operations.

Certain customers, particularly large multi-national organizations, may demand more configuration and integration services or customized features and functions, support services, pricing concessions and additional security management or controls. Such demand could significantly increase our upfront investment in sales and system and infrastructure integration efforts, with no guarantee that these customers will increase the scope of their subscription. As a result of these factors, we must devote a significant amount of sales support and professional service resources to individual customers, increasing the cost and time required to complete sales and implement integration of systems, databases and processes. If prospective customers require customized features or functions that we do not offer, the market for our services will be limited and our business could suffer.

We depend on our data center operated by third parties and any disruption in the operation of these facilities could adversely affect our business.

We host our platform and serve all of our customers from our data centers. While we control and have access to our servers and all of the components of our network that are located in our external data center, we do not control the operation of these facilities. The owner of our data center facilities has no obligation to renew the agreement with us on commercially reasonable terms, or at all. If we are unable to renew the agreement on commercially reasonable terms, or if our data center operator is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Problems faced by our third-party data center operators, with the telecommunications network providers with whom we or it contract, or with the systems by which the telecommunications providers allocate capacity among their customers including us, could materially and adversely affect the experience of our customers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data center or any errors, defects, disruptions, or other performance problems with our services could adversely affect our reputation and may damage our customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our net revenues, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewal rates.

Privacy concerns and domestic or foreign laws and regulations may reduce the effectiveness of our services, result in significant costs and compliance challenges, and adversely affect our business.

Our business requires us to collect, use and store confidential information, including, among other things, personally identifiable information, or PII, with respect to our customers and employees. We are subject to various stringent domestic and international laws and regulations, as well as contractual obligations, relating to the processing, collection, use, retention, disclosure, security and transfer of PII. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. In many cases, these laws not only apply to third-party transactions, but also may restrict transfers of PII among us and our subsidiaries. These laws continue to develop and may vary from jurisdiction to jurisdiction and, as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance could result in significant penalties or legal liability.

We are subject to various PRC regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation— Regulations Relating to Internet Information Security and Privacy Protection.” The Cyber Security Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. As this announcement is relatively new, we cannot assure you that we can adapt our operations to it in a timely manner.

Foreign data privacy laws and regulations can impose different obligations or be more restrictive than those in China. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data practices or the features of our products or services. These legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Recent legal developments in Europe have created compliance uncertainty regarding certain transfers of personal data. For example, the General Data Protection Regulation, or GDPR, which came into application in the European Union (EU) on May 25, 2018, applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU customers. The GDPR created a range of new compliance obligations, including for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR includes restrictions with respect to transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data. Fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, and policies, could cause us to need to change our business practices or result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. If we are not able to adjust to changing laws, regulations, and standards related to data privacy and security, our business may be harmed.

In addition, California recently enacted the California Consumer Privacy Act (CCPA), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA will require covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA goes into effect on January 1, 2020, and the California Attorney General may bring enforcement actions for violations beginning July 1, 2020. The CCPA was amended on September 23, 2018, and it remains unclear what, if any, further modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal data.

In addition to reputational impacts, penalties could include ongoing audit requirements and significant legal or contractual liability. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. None of the data security measures we implement can provide absolute security, and losses or unauthorized access to or releases of confidential information, in particular PII, may still occur, which could materially and adversely affect our reputation, financial condition and operating results.

From time to time, concerns may be expressed about whether our products, services, or processes compromise the privacy of users, customers, and others. Concerns about our practices with regard to the processing, collection, use, retention, disclosure, security or transfer of PII or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results.

Our business also requires us to share certain confidential information with third-party business partners. The steps we take to secure confidential information that is provided to third parties, and the steps such third parties take to secure such information, may not be effective and losses or unauthorized access to or releases of confidential information may still occur, which could materially and adversely affect our reputation, financial condition and operating results. Our ability to monitor such third parties’ data security is limited. We, or third parties that have access to our confidential information, may experience a security breach impacting our or their information technology systems that compromises the confidentiality, integrity or availability of confidential information. Such an incident could, among other things, impair our ability to attract and retain customers for our products and services, impact the market price of our shares, materially damage supplier and distributor relationships, and expose us to litigation or government investigations, which could result in penalties, fines or judgments against us.

In addition, we may be contractually required to notify customers of a data security incident. Accordingly, security incidents experienced by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively affect our ability to attract new customers, and subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our business, financial condition and results of operations.

If we are not able to detect and indicate activity on our systems that might be nefarious in nature or design processes or systems to reduce the impact of similar activity at a third-party service provider, our customers could suffer harm. In such cases, we could face exposure to legal claims, particularly if the customer suffered actual harm. We cannot ensure that any limitations of liability provisions in our customer agreements, contracts with third-party vendors and service providers and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim.

Our business could be adversely affected if our customers and their employees are not satisfied with the services provided by us or our business partners.

Our business depends on our ability to satisfy our customers, both with respect to our product offerings and the professional services that are performed to help our customers use features and functions that address their evolving HCM needs. Professional services may be performed by our own customer support teams, by our business partners, or by a combination of the two. Our strategy is to work with third parties to cultivate a flourishing HCM ecosystem around our CDP EcoSaaS™ platform to increase the breadth of capability and depth of capacity for delivery of these services to our customers and their employees. If a customer or its employee is not satisfied with the quality of work performed by us or a third party or with the type of professional services delivered, then we could incur additional costs to address the situation, thereby affecting our profitability, and the customer’s and its employee’s dissatisfaction with our services could damage our ability to expand the number of services subscribed to by that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

If our HCM services fail to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

Our HCM services are inherently complex and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our services could result in:

•	loss or delayed market acceptance and sales;

•	sales credits or refunds for prepaid amounts related to unused subscription services;

•	loss of customers;

•	contractual disputes and legal proceedings;

•	diversion of development and customer service resources; and

•	damages to our reputation.

In addition, we cannot ensure the accuracy or completeness of the data provided by our customers and their employees which are necessary for us to timely and effectively perform our payroll and social security, as well as other HCM services. In the event that such data are inaccurate, incomplete, misleading or fraudulent, the integrity and effectiveness of our HCM services, and consequently, our reputation may be materially and adversely affected.

The costs incurred in correcting any material defects or errors might be substantial and could materially and adversely affect our business, financial condition and results of operations.

Because of the large amount of data that we collect and manage, it is possible that hardware and software failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability or performance of our platform and services could be adversely affected by a number of factors, including customers’ inability to access the internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our customers for damages they may incur resulting from certain of these events. For example, our customers access our services through their internet service providers. If a service provider fails to provide sufficient capacity to support our services or otherwise experiences service outages, such failure could interrupt our customers’ access to our solutions, adversely affect their perception of our services’ reliability and reduce our net revenues. In addition to potential liability, if we experience interruptions in the availability of our services, our reputation could be adversely affected and we could lose customers. Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We may fail to optimize the prices for our services or the renewal terms of our subscription agreements, or the impact of changes in pricing or customer renewal rates will have on our net revenues or operating results.

We have limited experience with respect to determining the optimal prices for our services. As the markets for our services mature, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, certain customers, such as large and global organizations, may demand greater price concessions. As a result, in the future we may be required to reduce our prices, which could materially and adversely affect our net revenues, gross margin, profitability, financial position and cash flow.

In addition, our customers have no obligation to renew their subscriptions for our services after the expiration of the initial subscription period. Our customers may renew for fewer elements of our services or on different pricing terms. We may not accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our pricing or our services and their ability to continue their operations and spending levels. If our customers do not renew their subscriptions for our services on similar pricing terms, our net revenues may decline and our business could suffer. In addition, over time the average term of our contracts could change based on renewal rates or for other reasons.

Our customers may fail to pay us in accordance with the terms of their agreements, necessitating action by us to compel payment.

If customers fail to pay us under the terms of our agreements, we may be adversely affected by both the inability to collect amounts due and the cost of enforcing the terms of our contracts, including litigation. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or delay such payments, either of which could adversely affect our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

We rely on and are seeking to continue to expand our product and service offerings through our CDP EcoSaaS™ platform to appeal to our existing and potential customers and their employees. Our ability to provide attractive services on our platform in part depends on our ability to develop mutually beneficial relationships with our business partners.

We may experience partner attrition in the ordinary course of business resulting from several factors, such as losses to competitors, perception that our platform is ineffective, and closures of business partners. In addition, we may have disputes with our business partners with respect to their compliance with our platform policies and measures and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to be dissatisfied with our platform. Their complaints may in turn result in negative impact on our public image and reputation. In addition, identifying business partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our services. In addition, acquisitions of our business partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our net revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our services or increased revenues.

If we fail to manage our technology infrastructure effectively, our existing customers may experience service outages and our new customers may experience delays in the deployment of our services.

We have experienced growth in the number of customers, transactions and data that our technology infrastructure supports. We seek to maintain sufficient excess capacity in our technology infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technology infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our services. However, the provision of new hosting infrastructure requires significant lead time. We have experienced, and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and materially and adversely affect our business, financial condition and results of operations.

If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.

Our failure to obtain and maintain requisite approvals, licenses or permits applicable to our business or any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and operational results. Our business and operation has been subject to extensive regulations. The Ministry of Human Resource and Social Security of the PRC, along with other regulatory authorities such as the Ministry of Commerce, or the MOFCOM and the MIIT, have promulgated laws and regulations that cover many aspects of the HCM market including entry into such industry, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industry.

We are required to obtain and maintain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our existing or future business in connection with our provision of HCM services. The government authorities may continue to pass new rules regulating the HCM industry and telecommunication business and we have been continually expanding into new business operations. They may require us to obtain additional licenses, permits or approvals so that we can continue to operate our existing or future businesses or otherwise prohibit our operation of the types of businesses to which the new requirements apply. In addition, new regulations or new interpretations of existing regulations may increase our costs of doing business and prevent us from efficiently delivering services and expose us to potential penalties and fines. Lastly, our existing licenses may expire without proper renewal or be revoked due to violations of relevant licensure maintenance requirements. If any of our entities is deemed by governmental authorities to be operating without appropriate permits and licenses or outside of their authorized scopes of business or otherwise fail to comply with relevant laws and regulations, we may be subject to penalties and our business, financial condition and results of operation may be materially and adversely affected.

Under current PRC laws and regulations, there is no legal definition of flexible staffing and therefore the official distinction between flexible staffing and labor dispatch remains unclear under PRC law. Although we primarily provide flexible staffing services as part of our workforce management services, there is no assurance that it will not be viewed by the PRC regulatory authorities as labor dispatch services. Labor dispatch service providers shall comply with specific laws and regulations, which require, among other things, that a service provider shall hold a Labor Dispatching Business License and owe certain obligations to a dispatched worker. Furthermore, labor dispatch services can only be used for temporary, ancillary, and replaceable job positions and the number of total dispatched employees used by an organization should not exceed 10% of its total number of employees. See “Regulation – Regulations Relating to HR Services.” Different from labor dispatch, flexible staffing service providers are subject to the Contract Law of the PRC, which is less stringent and does not impose any legal restrictions on the use of such flexible staffing services and the number of associates that can be used by an organization.

As advised by King & Wood Mallesons, our PRC legal advisor, our legal qualifications to provide workforce management services shall not be affected by the uncertainty associated with the categorization of such services by the PRC regulators because all of our entities providing flexible staffing services have obtained Labor Dispatching Business Licenses. However, in the event that the regulators deem our flexible staffing services as labor dispatch, we may become subject to additional obligations to our associates who will then be treated as dispatched workers under PRC Law. The job positions that are suitable for our flexible staffing services may be limited to those that are permissible for labor dispatch, and the size of workforce may also be subject to limitations on the percentage of employees hired under labor dispatch arrangements. As a result, we will have to renegotiate and amend the terms of the service agreements with our customers to comply with such legal requirements. If we are unable to reach agreements with our customers on reasonable terms, or if at all, our existing relationships with our customers can be terminated and our business, financial condition and results of operations could be materially and adversely affected. In addition, as a provider of flexible staffing services, we may be deemed as a subcontractor or entrusted operator of the businesses of our customers, and thus may be required to obtain additional licenses, permits and approvals required to operate such underlying businesses. Our failure to obtain such licenses, permits and approvals may limit the services we may provide and thus adversely affected our business, financial condition and results of operations.

Our employees, associates and business partners may engage in intentional or negligent misconduct or other improper activities, or violate laws, our internal policies or policies of our customers, which could impair the quality of our service, cause us to lose customers or subject us to liability.

We risk compromising the quality of our service if our employees, associates and business partners do not perform in accordance with our standards. We have policies and guidelines to monitor and ensure the services delivered are of satisfactory standards. We have also adopted and implemented a series of onboarding procedures designed to verify the integrity and qualifications of our employees, associates and business partners. However, we cannot assure you that any of such measures would always be effective and we cannot guarantee that our employees, associates and business partners will not commit any misconduct.

Furthermore, we may be exposed to the risks of fraud or other misconducts committed by our employees, associates and business partners. Fraud or other misconduct by our employees, associates and business partners may involve engaging in unauthorized misrepresentation to our potential customers, misappropriating third-party intellectual property and other proprietary rights, misusing sensitive personal information, and engaging in bribery or other unlawful payments. In any such event, we could, as a result, incur liability to our customers or candidates for fraud or misconduct committed by such third parties.

In addition, we may be held vicariously liable for the acts or omissions of our associates placed to our customers of our workforce management services while they carry out or purport to carry out the responsibilities given to them by our customers. For instance, if our customers suffer any losses arising from their reliance on false or misleading information provided by our associates during the provision of services, we could be exposed to claims or legal actions brought by our customers and/or their customers.

Any claims could subject us to costly litigation and impose a significant strain on our financial resources and attention of management personnel regardless of whether the claims have merit, any of which could result in customers and candidates complaints, regulatory and legal liabilities, as well as serious harm to our reputation.

We may be exposed to employment-related claims and labor disputes arising from the activities of our own employees and the associates we placed for our customers, which could materially and adversely affect our business, financial condition and results of operations.

We could be subject to employment-related claims of our employees and associates and the costs arising from such claims. In addition, we may be exposed to employment-related claims of our customers related to the associates we placed for our customers under flexible staffing arrangements. Historically, an immaterial part of our workforce management services involved labor dispatch services, and in addition to employment-related claims, such arrangements may also expose us to legal liabilities for claims or disputes between our customers and associates under the PRC labor law. Risks relating to these activities include but are not limited to the following:

•	claims by our employees or associates of discrimination or harassment directed at them, including claims relating to actions of our customers;

•	claims by our employees or associates of wrongful termination or retaliation;

•	claims from our customers arising out of the actions or inactions of our employees or associates;

•	claims arising from violations of employment rights related to employment screening or privacy issues;

•	claims related to the employment of undocumented or illegal workers;

•	payment of workers’ compensation and other similar claims;

•	violations of employee payroll and benefits requirements such as violations of wage and hour requirements;

•	entitlement to employee benefits, including healthcare or social insurance;

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errors and omissions of our employees, associates and other individuals working on our behalf in performing their jobs, such as accountants, IT professionals, engineers and other technical workers; and

•	claims by our customers relating to misuse by our employees and associates of customers’ proprietary information, misappropriation of funds, other criminal activities or torts or other similar claims.

We may incur fines and other losses or negative publicity with respect to such risks. In addition, some or all of these claims may give rise to litigation, which could be time-consuming to our management team and costly and could have a material and adverse impact on our business, financial condition and results of operations.

We cannot assure you that our insurance coverage is adequate to cover all potential losses that we could suffer.

Insurance companies offer an extensive array of insurance products that may be relevant to the operation of our business. We have commercial general liability insurance, professional indemnity insurance and employee comprehensive welfare insurance. We also maintain medical insurance for all of our full-time personnel. However, we cannot assure you that the insurance coverage will protect us from all potential risks in the operation of our business. Should the ultimate costs or damages we have to bear exceed our insurance coverage, they could have a material effect on our results of operations, financial position and cash flows.

Failure to adequately expand our sales force will impede our growth.

We will need to continue to expand and optimize our sales team and efforts in order to grow our customer base and our business. We plan to continue to expand our sales force. Identifying and recruiting qualified personnel and training them to be familiar with our services requires significant time, expense and attention. Our business may be adversely affected if our efforts to expand and train our sales force do not generate a corresponding increase in revenues. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our net revenues.

Negative publicity and allegations involving us, our shareholders, directors, officers, employees, associates and business partners may affect our reputation and, as a result, our business, financial condition and results of operations may be negatively affected.

We, our shareholders, directors, officers, employees, associates and business partners may be subject to negative media coverage and publicity from time to time. Such negative coverage in the media and publicity could threaten the perception of our reputation as a trustworthy HCM service provider. In addition, to the extent our employees, associates and business partners were incompliant with any laws or regulations, we may also suffer negative publicity or harm to our reputation. As a result, we may be required to spend significant time and incur substantial costs in response to allegations and negative publicity, and may not be able to diffuse them to the satisfaction of our investors and customers.

We depend on our senior management team and the loss of one or more key employees could materially and adversely affect our business, financial condition and results of operations.

Our success and future growth depend largely upon the continued services of our executive officers and other key employees, including our Chairman and Chief Executive Officer, Mr. Wei (Wayne) Wang and our President, Ms. Wei Lu. We also rely on our leadership team in the areas of product development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period, and they could terminate their employment with us at any time. The loss of one or more of our executive officers or other key employees and any failure to develop an appropriate succession plan for these persons could have a serious adverse effect on our business and results of operations.

The failure to attract and retain highly skilled employees could adversely affect our business and our future growth prospects.

To execute our growth plan, we must attract and retain highly qualified personnel, and our managers must be successful in hiring employees who share our values and have the competencies to succeed with us. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and internet-related services, and for senior sales executives. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions in desired geographic areas or at all.

Many of the companies with which we compete for experienced personnel have greater resources than we have and some of these companies may offer more lucrative compensation packages. Job candidates may also be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could have a material adverse impact on our hiring efforts and result in a diversion of our time and resources. Additionally, laws and regulations, such as restrictive immigration laws, and restrictions on travel or availability of visas, may limit our ability to recruit internationally. We must also continue to retain and motivate existing employees through our compensation practices, company culture, and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business and future growth prospects could be adversely affected.

If we cannot maintain our corporate culture, we could lose the innovation, teamwork, and passion that we believe contribute to our success, and our business and reputation may be harmed.

We believe that a critical component of our success has been our corporate culture, which is focused on driving customer satisfaction and employee experience. We have invested substantial resources in building our team. As we continue to grow, both organically and through acquisitions of employee teams, we will need to maintain our corporate culture among a larger number of employees dispersed in various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

If we fail to strengthen our brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our services and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our services.

We have acquired, and may acquire, other companies or technologies, which could divert our management’s attention and otherwise disrupt our operations and adversely affect our operating results.

We have acquired and invested, and may in the future seek to acquire or invest in businesses, services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition or the acquired businesses;

•	incurrence of acquisition-related costs and expenses;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

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difficulty converting the customers of the acquired business onto our services and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

Our overseas expansion exposes us to additional risks in the countries in which we plan to operate.

As part of our business strategies, we have expanded and currently plan to continue to expand our businesses overseas through leveraging our success and leadership in China. Our expansion overseas is subject to many risks and uncertainties, including but are not limited to:

•	exposure to international, regional and local economic and political conditions;

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compliance with applicable foreign laws and regulations, including but not limited to laws and regulations related to labor, social insurance, taxation, foreign exchange controls, intellectual property protection rules and data privacy requirements;

•	failure to address customers’ localized HCM needs;

•	failure to compete effectively with local HCM service providers;

•	failure to adapt our service offerings to local laws and regulations, particularly these that are related to labor, social insurance and taxation;

•	the lack of market recognition of our brand name in new markets;

•	control of foreign exchange and fluctuations in foreign exchange rates;

•	restrictions or requirements relating to foreign investment;

•	challenges in effectively managing overseas operations from our headquarters and establishing overseas IT systems and infrastructure; and

•	challenges in selecting suitable geographical regions for global expansion.

As a result, we may not be successful in expanding our business beyond our current services or geographic locations and be able to continue or effectively manage our expansion overseas. In addition, our expansion overseas may exert pressure on our operating results in the near term, and our overseas expansion may not be at the pace as we intended or generate returns as we originally expected.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through cash generated from our operating activities and equity financings. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of customer prepayments or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons, and we may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable copyright registration and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, they may claim that our applications and underlying technology infringe or violate their intellectual property rights, even if we are unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

If we are unable to protect our intellectual property, our business may be harmed.

Our success depends in part on intellectual property rights to the services that we develop. We rely on a combination of contractual rights, including non-disclosure agreements, trade secrets, copyrights and trademarks, to establish and protect our intellectual property rights in our names, services, methodologies and related technologies. Legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our applications and use information that we regard as proprietary to create products and services that compete with ours. If we lose intellectual property protection or the ability to secure intellectual property protection on any of our names, confidential information or technology, this could harm our business. The steps we take might be inadequate to deter infringement or misappropriation of our intellectual property by competitors, former employees or other third parties, any of which could harm our business.

We typically enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our applications and proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our technologies.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property.

Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could seriously adversely affect our brand and our business.

Our use of open source software could subject us to possible litigation.

A portion of our technologies incorporates open source software, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

We employ third-party licensed software for use in or with our services, and the inability to maintain these licenses or any error in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our services incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and require substantial investment of our time and resources. Also, to the extent that our services depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our services, delay new application introductions, result in a failure of our services and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties.

We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.

We may be subject to litigation, disputes or claims of various types brought by our competitors, employees, associates, customers or others against us in matters relating to contractual or labor disputes, intellectual property infringements, or claims and disputes involving misconducts of our employees and associates. We cannot assure you that we will not be subject to similar disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention and could have a material and adverse effect on our business, financial condition and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our customer base. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have a material and adverse effect on our business, financial condition and results of operations.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business solutions. Government bodies or agencies in jurisdictions where we have operations have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in reductions in the demand for internet-based services such as ours.

In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our services could suffer.

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing fund, to designated government agencies for the benefit of our employees and associates. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we are subject to investigations related to non-compliance with labor laws or severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We may be subject to fines for failing to register and file lease agreements with the relevant government authorities in China.

According to the Administrative Measures for Commodity Housing Tenancy promulgated by the Ministry of Housing and Urban-Rural Development in China, all leases are to be registered and filed with the relevant real estate administration bureaus in China. As of the date of the prospectus, certain leases relating to our offices in China had not been registered and filed with the relevant land and real estate administration bureaus in China. King & Wood Mallesons, our PRC legal advisor, has advised us that failure to complete the registration and filing of lease agreements will not affect the validity of such leases or impede our use of the relevant properties but could result in the imposition of fines up to RMB10,000 for each leased property that is unregistered if we fail to rectify the noncompliance within the time frame prescribed by the relevant authorities.

We may not be able to fully control our leasehold interest in these premises, nor can we renew our current leases or locate desirable alternatives for our offices.

We lease properties for our offices. Certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. As a result, there is a risk that such lessors may not have the right to lease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may face challenges from the property owners or other third parties regarding our right to occupy and use the premises.

In addition, we may not be able to extend or renew such leases on commercially reasonable terms, if at all. For instance, we compete with other businesses for premises at certain locations of desirable sizes. Rental payments may significantly increase as a result of the high demand for the leased properties. Moreover, we may not be able to extend or renew such leases upon expiration of the current term and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses. We may not be able to locate desirable alternative sites for our offices. For the leased sites registered as the address of our PRC subsidiaries, we may face the risk of being included in the list of enterprises with abnormal business operations if we fail to extend such leases or relocate the registered address and file such leases with the local authorities. The occurrence of such events could materially and adversely affect our business, financial condition, results of operations and prospects.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the connection with the audit of our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies.

As defined in the standards established by the United States Public Company Accounting Oversight Board of the United States (PCAOB), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC financial reporting expertise and our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. We are currently in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted share-based compensations in the past and may continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability. Exercise of the share options granted will increase the number of our issued and outstanding shares, which may adversely affect the market price of our shares or ADSs.

We adopted a share incentive plan on June 30, 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to our officers, employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2019 Plan is 26,550,213 ordinary shares. As of the date of this prospectus, awards to purchase 22,184,979 shares under the 2019 Plan have been granted to certain of our officers and employees, which are outstanding and have become fully vested. We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share-based compensation awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have a material and adverse effect on our financial condition and results of operations. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees. See “Management—Our Share Incentive Plan” for more details about our 2019 Plan.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the [NYSE/Nasdaq], including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to take advantage of the extended transition period. However, this election will not apply should we cease to be an emerging growth company.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunications services in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and Regulations on the Administration of Foreign-invested Telecommunication Enterprises (2016 Amended) provides that foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunications service provider (excluding e-commerce, domestic multi-party communications service, store-and-forward service and call center service) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. See “Regulations – Regulations Relating to Foreign Investment.”

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to provide value-added telecommunications services or conduct other businesses which foreign-owned companies are restricted from conducting in China. To ensure compliance with the applicable PRC laws and regulations, we conduct our flexible benefits business through Kunshan Caishuo which holds the ICP license and is a wholly owned subsidiary of Shanghai Caishuo, our VIE. In addition, Shanghai Caishuo is in the process of applying for an ICP license for the purposes of undertaking future businesses that may become subject to foreign investment restrictions. CDP Technology, our wholly owned subsidiary in China, which incurred net losses in 2017 and 2018, has entered into a series of contractual arrangements with our VIE and its shareholders, which enables us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; (iii) become the primary beneficiary of and provide unlimited financial support to our VIE and its subsidiaries; and (iv) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its operating results in our consolidated financial statements under U.S. GAAP. See “Corporate History and Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services or other parts of our business, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIE;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE that most significantly impact its economic performance and/or our failure to receive the economic benefits of our VIE, we may not be able to consolidate its operating results in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Standing Committee of the National People’s Congress, or the Standing Committee of the NPC approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Shanghai Caishuo, namely, our VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our net revenues in 2017 and 2018.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot ensure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIE, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIE’s financial results, which would in turn result in a material adverse effect on our business, financial condition and results of operations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would involve further uncertainty and require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIE and our VIE’s shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouse of each of the shareholders of our VIE has executed a spousal consent letter, under which the spouse agrees that he or she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) it is expressly provided that the rights and obligations under the contractual agreements shall be equally effective and binding on the heirs and successors of the parties thereto, or that our VIE shall not assign or delegate its rights and obligations under the contractual agreements to third parties without our prior consent, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by our VIE.

As part of our contractual arrangements with our VIE, our VIE holds certain assets, licenses and permits that are material to our business operations, including Human Resources Service Licenses and Labor Dispatch Business Licenses. The contractual arrangements contain terms that specifically obligate our VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event any of the VIE’s shareholders breaches the terms of these contractual arrangements or voluntarily liquidates our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its material assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

A severe or prolonged downturn in China’s or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the ongoing trade talks between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or China’s economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the Individual Income Tax Law of the PRC is not clear on whether the actual payer of individual income tax shall be deemed as the withholder and therefore shall have the rights and obligations of a tax withholder as provided by the same law, or our customers who are employers shall be deemed as the withholder regardless of whether such employers are the actual payer. Our consultation with the tax authorities confirms that they will recognize the actual payer out of whose account the individual tax income is transferred as the withholder. Although we believe that we are withholder of the individual income tax for the employees of our customers, and in the service agreements with our customers, we are mandated to be the withholder and payer of the individual income taxes for the employees, there is no assurance that future legislation and interpretations by the tax authorities will hold the same position as ours. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the HCM industry in the future. We cannot assure you that our practice would not be deemed to violate any relevant new PRC laws or regulations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our consolidated VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing and Shanghai is limited. Our platforms regularly serve a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we were unable to increase our product and service delivering capacity on our platform accordingly, we may not be able to continuously grow our business and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we generally have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other related charges to our customers increase, demands for our products and services may decline and our business may be harmed.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our platform.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. We may also be held liable for such censored information displayed on or linked to our platform. If content on our platform is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

Substantially all of our operations are located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or China’s economy may materially and adversely affect our business, results of operations and financial condition. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and operating results.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, many of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries, being a wholly foreign-owned enterprise, is also required to further set aside a portion of its after-tax profits to fund the employee welfare and bonus fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) any medium or long-term loan to be provided by us to our VIE must be filed with the National Development and Reform Commission and registered with SAFE or its local branches. We may not be able to complete such registrations or filings on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-

weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Foreign exchange controls may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes foreign exchange controls on the convertibility of the Renminbi, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders and holders of the ADSs.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC government authorities, except as disclosed in “Risk Factors—Risks Related to Doing Business in China— The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the Standing Committee of the NPC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities (including foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Regulation— Regulations Relating to Foreign Exchange— Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents”.

If any of our shareholders are PRC residents or entities, and they do not complete the required registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies promulgated by SAFE in 2012, through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plan.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulations on Stock Incentive Plan.”

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management where its officers and management are mainly located; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management team are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “SAT Circular 7”). SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Administration of Taxation issued SAT Circular 37, which came into effect on December 1, 2017 and amended in June 2018. SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company (unless the shares are purchased and sold through a public securities market) which is known as an indirect transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four China-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the [NYSE/Nasdaq] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Related to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have been approved to list the ADSs on the [NYSE/Nasdaq]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

•	variations in our net revenues, operating costs and expenses, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products and services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our business model, our services or our industry;

•	announcements of new regulations, rules or policies relevant for our business;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for the ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$          per ADS, based on an assumed initial public offering price of US$          per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. In addition, you may experience further dilution upon the exercise of the vested options and the vesting of restricted shares issued under the 2019 Plan. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (representing              ordinary shares) outstanding immediately after this offering, or              ADSs (representing              ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, [our directors, executive officers and existing shareholders] have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on sales of our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies, enterprises or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

King & Wood Mallesons, our PRC legal advisor, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the [NYSE/Nasdaq] because (i) we are not controlled or established by PRC companies, enterprises or individuals; (ii) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or asset of a PRC domestic company owned by PRC companies, enterprises or individuals as defined under the M&A Rules that are our beneficial owners, and (iii) we do not constitute a “special purpose vehicle”, to which the relevant provisions of the M&A Rules are applicable.

However, our PRC legal advisor, King & Wood Mallesons has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

[Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We have conditionally adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S.

federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

[ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.]

[The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.]

[You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.]

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.

As a Cayman Islands company listed on the [NYSE/Nasdaq], we are subject to [NYSE/Nasdaq] corporate governance listing standards. However, [NYSE/Nasdaq] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the [NYSE/Nasdaq] that listed companies must have: [(i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors]. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies until we cease to qualify as an emerging growth company.

For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our stock price may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules of the [NYSE/Nasdaq]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill relates. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), Moreover, it is not entirely clear how the contractual arrangements between us, our VIE and its shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Furthermore, we will hold a substantial amount of cash following this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor owns ADSs or ordinary shares, the U.S. investor generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately US$         million, or approximately US$         million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the following purposes:

•	% to invest in research and development to enhance our CDP EcoSaaS™ platform;

•	% to enhance our sales and marketing efforts to expand our service coverage in China and overseas; and

•	% to satisfy general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, and only if we satisfy the applicable government registration and filing requirements. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries or loans to our VIE, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. For more information about such requirements, see “Regulation— Regulations Relating to Foreign Exchange” and “Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and VIE in the PRC are subject to certain statutory limits. See “Regulation—Regulation on Foreign Debt” for more information about such statutory limits.

We are able to use all of the net proceeds from this offering for investment in our operations in the PRC by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect that the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries and VIE will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations. All of the net proceeds from this offering would be available for investment in our operations in the PRC, subject to the foregoing statutory limits on the amount of loans provided to our PRC subsidiaries and VIE in the PRC and the laws and regulations on the conversion from U.S. dollars into Renminbi.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the foreseeable future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation— Regulations Relating to Foreign Exchange” and “Risk Factors—Risk Related to Doing Business in China— Foreign exchange controls may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The table below sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all of our issued and outstanding preferred shares held by our preferred shareholders into 242,404,965 ordinary shares, on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of our issued and outstanding preferred shares held by our preferred shareholders into 242,404,965 ordinary shares, on a one-for-one basis immediately prior to the completion of this offering, and (ii) the issuance and sale of         ordinary shares in the form of ADSs by us in this offering, and the receipt of approximately US$         million in estimated net proceeds, considering an offering price of US$         per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	(Unautited) RMB	(Unaudited) US$	(Unautited) RMB	(Unaudited) US$
	(in thousands, except for shares and par value data)
Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0001 par value per share; 26,500,000 shares authorized as of December 31, 2017 and 2018; 26,250,000 issued and outstanding as of December 31, 2017 and 2018)	24,654	3,586	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0001 par value per share; 100,000,000 shares authorized as of December 31, 2017 and 2018; 95,000,000 shares issued and outstanding as of December 31, 2017 and 2018)	142,700	20,755	—	—
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$0.0001 par value per share; 90,000,000 shares authorized as of December 31, 2017 and 2018; 80,770,225 issued and outstanding as of December 31, 2017 and 2018)	179,982	26,177	—	—

	As of December 31, 2018
	Actual		Pro forma		Pro forma as adjusted
	RMB	US$	(Unautited) RMB	(Unaudited) US$	(Unautited) RMB	(Unaudited) US$
	(in thousands, except for shares and par value data)
Series D convertible redeemable preferred shares (“Series D Preferred Shares”) (US$0.0001 par value per share; 40,384,740 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	211,878	30,816	—	—

Total mezzanine equity	559,214	81,334	—	—

Shareholders’ (deficits) equity:
Ordinary shares (US$0.0001 par value per share; 743,115,260 shares authorized as of December 31, 2017 and 2018; 66,565,021 shares issued and outstanding as of December 31, 2017 and 2018; 308,969,986 shares issued and outstanding as of December 31, 2017 and 2018, pro forma)	54	8	220	32
Additional paid-in capital(1)	12,136	1,765	571,184	83,075
Accumulated deficits	(455,850)	(64,846)	(445,850)	(64,846)
Accumulated other comprehensive loss	(6,538)	(951)	(6,538)	(951)

Total CDP Holdings, Ltd’s shareholders’ (deficits) equity(2)	(440,198)	(64,024)	119,016	17,310

Total liabilities, mezzanine equity and shareholders’ (deficits) equity	454,863	66,157	454,863	66,157

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total CDP Holdings, Ltd’s shareholders’ (deficits) equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$        per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total CDP Holdings, Ltd’s shareholders’ (deficits) equity and total capitalization by US$        million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of December 31, 2018 was approximately US$14.0 million, or US$0.05 per ordinary share on an as-converted basis as of such date and US$         per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares.

Without taking into account any other changes in such net tangible book value after December 31, 2018, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of ADSs offered in this offering at an assumed initial public offering price of US$         per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been approximately US$         million, or US$         per ordinary share and US$         per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$         per ordinary share, or US$         per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed initial public offering price of US$         per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2018	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our issued and outstanding preferred shares	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our issued and outstanding preferred shares and this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$

Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of December 31, 2018, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$         per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary shares Purchased		Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders
New investors
Total

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 26,550,213 ordinary shares issuable upon exercise of options that have been granted and may be granted under our 2019 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a significant portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal advisor, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the

Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by King & Wood Mallesons, our PRC legal advisor, that there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocal arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, a specific defendant and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC only by virtue of holding the ADSs or ordinary shares.

OUR HISTORY AND CORPORATE STRUCTURE

Our Business Milestones

In 2005, we established a strategic partnership with SAP Global, which enables us to integrate our customers’ existing SAP-based HCM processes into our platform. Since then, we have also successfully formed a series of technology partnerships with leading global HCM software vendors, including Workday.

In 2008, we introduced the 1st generation of our proprietary payroll-focused HCM, EasyHRO, to provide payroll management services to optimize our customers’ HCM processes.

In 2009, we launched our social security services which, combined with our payroll management services, enabled us to attract and better serve customers who demand a comprehensive, customized solution to their payroll and social security management.

In 2013, we launched our CDP Cloud platform, which incorporates the 2nd generation of our proprietary HCM system. This cloud-based, user-centric approach positioned us to develop more applications to address the evolving HCM demands of our customers.

In 2013, we began to provide flexible benefits services through our cloud-based platform.

In 2017, we launched the 3rd generation of our mobile-friendly proprietary payroll engine, WeStarTM.

In 2017, we also launched our CDP mobile application with rich social features. In 2018, we launched CDP EcoSaaS™ platform, and hosted the very first CDP EcoSaaS™ Partners Summit in 2018. Since then, we have been continuously enriching our service offerings by upgrading our technology platform and collaborating with more business partners, including leading internet-based service providers such as JD.com and NetEase Yanxuan.

In 2017, we acquired our insurance brokerage license to offer third-party insurance products to our customers and their employees on our integrated platform.

Our Corporate History

We commenced our operations in late 2004 via CDP Information Technology (Shanghai) Co., Ltd., or CDP Technology.

In April 2006, CDP Holdings, Ltd, our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In March 2008, Shanghai Caishuo Talent Information Co., Ltd., or Shanghai Caishuo, was incorporated in the PRC by CDP Technology as a VIE to offer our integrated HR services in China.

From 2015 to 2019, we established a number of overseas subsidiaries, including in Hong Kong, Singapore, Australia and India, with a view to expand our overseas businesses in the future.

To ensure compliance with the PRC laws and regulations, Kunshan Caishuo Human Resource Service Ltd., or Kunshan Caishuo, the subsidiary of Shanghai Caishuo, is holding an ICP license to operate our flexible benefits services. In addition, Shanghai Caishuo VIE is currently in the process of applying for an ICP license to undertake future businesses that may become subject to foreign ownership restrictions. Because of the restrictions on foreign ownership of companies providing value-added telecommunications services, CDP Technology entered into a series of contractual arrangements, as amended and restated, with Shanghai Caishuo, as well as its shareholders, through which we obtained control over Shanghai Caishuo. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, Shanghai Caishuo. We treat it as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to CDP Technology as our wholly foreign owned entity, or WFOE, and to Shanghai Caishuo as a VIE, in this prospectus. For more details and risks related to our VIE structure, please see “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

We received equity investments from CSV Capital Partners, Investor AB, Fidelity, China Broadband and Morgan Stanley in 2004, 2006, 2006, 2012 and 2016, respectively.

Our Corporate Structure

The following chart shows our corporate structure, including our principal subsidiaries and VIE, after giving effect to the contemplated issuance and sale of          ordinary shares in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs.

Notes:

Equity interest

Contractual arrangements, including the exclusive business cooperation agreement, equity pledge contracts, exclusive purchase right contracts, power of attorney and loan contracts and their subsequent supplement agreements and restatements (if any). See “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders.”

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. See also “Principal Shareholders.”

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our issued and outstanding ordinary shares. See also “Description of Share Capital—Ordinary Shares.”

(3)

Shareholders of Shanghai Caishuo are Qiuwen Wang (who is an immediate family member of our Chairman and CEO, Mr. Wei (Wayne) Wang) and Sufen Ling (who is an immediate family member of our President, Ms. Wei Lu), each holding 95% and 5%, respectively, of Shanghai Caishuo’s equity interests.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain requirements, restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. CDP Technology, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through Shanghai Caishuo, our VIE in the PRC, and its subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIE and consolidate its operating results in our financial statements under the U.S. GAAP.

In the opinion of King & Wood Mallesons, our PRC legal advisor, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal advisor. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal advisor that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among CDP Technology, Shanghai Caishuo and the shareholders of Shanghai Caishuo. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

Exclusive Business Cooperation Agreement

Shanghai Caishuo and CDP Technology entered into an exclusive business cooperation agreement (the “Shanghai Caishuo Cooperation Agreement”), on June 4, 2008 and amended on August 23, 2019. Under the Shanghai Caishuo Cooperation Agreement, CDP Technology has agreed to provide comprehensive technical and business support and relevant consulting services to Shanghai Caishuo relating to Shanghai Caishuo’s business scope that CDP Technology may deem as necessary from time to time. Shanghai Caishuo has agreed to pay its monthly income (after tax and expenses) to CDP Technology in accordance with certain formula as specified in the Shanghai Caishuo Cooperation Agreement. The Shanghai Caishuo Cooperation Agreement was effective from June 4, 2008 and will expire on June 4, 2028 unless terminated earlier due to gross negligence or fraud of CDP Technology or by CDP Technology’s 30 days prior written notice.

Equity Pledge Contract

Qiuwen Wang and Sufen Ling, the shareholders of Shanghai Caishuo as well as immediate family members of our Chairman and President, respectively, entered into an equity pledge contract with CDP Technology and Shanghai Caishuo on June 4, 2008, which was restated and amended on April 2, 2018 and August 23, 2019, respectively. Under the amended and restated equity pledge contract, each of Qiuwen Wang and Sufen Ling pledged her respective equity interest in Shanghai Caishuo to CDP Technology to secure obligations of Shanghai Caishuo under the Shanghai Caishuo Cooperation Agreement. Each of Qiuwen Wang and Sufen Ling further agreed to not transfer or pledge their respective equity interest in Shanghai Caishuo without the prior written consent of CDP Technology. The restated and amended equity pledge contract will expire on June 4, 2028 and CDP Technology may decide to extend the term of the equity pledge contract or revise the terms of termination. The WFOE and the Shareholders of Shanghai Caishuo completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Right Contracts

Each of Qiuwen Wang and Sufen Ling, the shareholders of Shanghai Caishuo, entered into an exclusive purchase right contract with CDP Technology and Shanghai Caishuo on June 4, 2008, and both contracts were restated and amended on September 30, 2016 and August 23, 2019 (the “Exclusive Purchase Right Contracts”), respectively. Under the Exclusive Purchase Right Contracts, each of Qiuwen Wang and Sufen Ling granted CDP Technology an option to purchase all or a portion of her respective equity interest in Shanghai Caishuo at a price of RMB10 or the lowest price permitted by applicable PRC laws. Each of Shanghai Caishuo, Qiuwen Wang and Sufen Ling agreed to not transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Shanghai Caishuo without the prior written consent of CDP Technology. Both Exclusive Purchase Right Contracts will expire on June 4, 2028 and CDP Technology may decide to terminate or extend the term of the Exclusive Purchase Right Contracts.

Power of Attorney

Each of Qiuwen Wang and Sufen Ling, the shareholders of Shanghai Caishuo, has signed a power of attorney letter on June 4, 2008, and both letters were amended and restated on January 23, 2018. Under the power of attorney letters, each of Qiuwen Wang and Sufen Ling agreed to irrevocably entrust CDP Technology to represent her to exercise all the voting and other shareholders’ rights to which she is entitled to as a shareholder of Shanghai Caishuo. Each power of attorney letter shall remain effective for as long as Qiuwen Wang or Sufen Ling, as applicable, remains a shareholder of Shanghai Caishuo. Subsequently, the rights under the Power of Attorney and the Exclusive Purchase Rights Contracts were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors since August 2019.

Loan Contracts

Each of Qiuwen Wang and Sufen Ling, the shareholders of Shanghai Caishuo, has entered into a loan contract with CDP Technology, with each contract taking effect from March 4, 2008. Under these loan contracts, CDP Technology provided each of Qiuwen Wang and Sufen Ling with a loan, free of interest under most circumstances. The proceeds from the loans were used by each of Qiuwen Wang and Sufen Ling to pay the consideration to acquire their respective equity interest in Shanghai Caishuo. The loans can be repaid by transferring each of Qiuwen Wang’s and Sufen Ling’s respective equity interest in Shanghai Caishuo pursuant to the Exclusive Purchase Right Contracts. Each of the loan contracts shall remain in effect until June 4, 2028 unless otherwise extended by a unilateral written consent of CDP Technology or terminated earlier by CDP Technology when Qiuwen Wang or Sufen Ling materially breaches the terms of such loan contracts.

Pursuant to the financial support letter provided by the Company on August 23, 2019, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC law and regulations, whether or not any such operational loss is actually incurred. The Company will forego the right to seek repayment in the event the VIE is unable to repay such funding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues:
Integrated HR services	89,492	18.3	131,586	19,138	17.7
Workforce management services	398,280	81.7	613,187	89,185	82.3

Total net revenues	487,772	100.0	744,773	108,323	100.0
Cost of revenues	(434,459)	(89.1)	(670,240)	(97,482)	(90.0)

Gross profit	53,313	10.9	74,533	10,841	10.0

Operating expenses:
Selling and marketing expenses	(24,782)	(5.1)	(41,100)	(5,978)	(5.5)
General and administrative expenses	(45,852)	(9.4)	(55,556)	(8,080)	(7.5)
Research and development expenses	(23,562)	(4.8)	(37,686)	(5,481)	(5.1)

Total operating expenses	(94,196)	(19.3)	(134,342)	(19,539)	(18.1)

Loss from operations	(40,883)	(8.4)	(59,809)	(8,698)	(8.0)
Interest income, net	4,296	0.9	4,024	585	0.5
Other income, net	30,117	6.2	26,390	3,838	3.5
Foreign exchange (loss) gain, net	(817)	(0.2)	1,449	211	0.2

Loss before income tax	(7,287)	(1.5)	(27,946)	(4,064)	(3.8)
Income tax benefits (expenses)	23	0.0	(3,248)	(472)	(0.4)

Net loss	(7,264)	(1.5)	(31,194)	(4,536)	(4.2)

Net loss attributable to the Company’s ordinary shareholders	(7,264)	(1.5)	(31,194)	(4,536)	(4.2)

Loss per share:
Ordinary shares—basic and diluted	(0.11)		(0.47)	(0.07)
Weighted average shares outstanding used in calculating basic and diluted loss per share:
Ordinary shares—basic and diluted	66,565,021		66,565,021	66,565,021
Pro forma loss per share (unaudited):
Basic and diluted			(0.10)	(0.01)

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Weighted average number of ordinary shares used in pro forma loss per share computation (unaudited):
Basic and diluted			308,969,986	308,969,986

Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(6,722)		2,076	302

Total comprehensive loss	(13.986)		(29,118)	(4,234)

Total comprehensive loss attributable to the Company’s ordinary shareholders	(13.986)		(29,118)	(4,234)

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018		2018
	Actual	Actual		Pro forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	209,479	203,199	29,554
Restricted Cash	1,600	1,600	233
Accounts receivable (net of allowance of RMB300 and RMB452 (US$66) as of December 31, 2017 and 2018, respectively)	67,190	104,160	15,149
Prepaid expenses and other current assets	63,486	116,243	16,907

Total current assets	341,755	425,202	61,843

Property and equipment, net	3,859	4,976	724
Intangible assets, net	23,286	22,545	3,279
Deferred tax assets	945	945	137
Other non-current assets	1,195	1,195	174

Total non-current assets	29,285	29,661	4,134

Total assets	371,040	454,863	66,157

Total current liabilities	211,970	321,669	46,785

Total non-current liabilities	10,936	14,178	2,062

Total liabilities	222,906	335,847	48,847

Total mezzanine equity	559,214	559,214	81,334	—	—

Total shareholders’ (deficits) equity	(411,080)	(440,198)	(64,024)	119,016	17,310

Total liabilities, mezzanine equity and shareholders’ (deficits) equity	371,040	454,863	66,157	454,863	66,157

Note:

(1)

The unaudited consolidated balance sheet data as of December 31, 2018 on a pro forma basis reflects the automatic conversion of all of our outstanding Series A, B, C and D preferred shares into ordinary shares on a one-to-one basis immediately prior to the completion of this offering.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(30,021)	(4,220)	(613)

Net cash used in investing activities	(16,190)	(3,321)	(482)

Net cash used in financing activities	(404)	(188)	(27)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(817)	1,449	211

Net decrease in cash, cash equivalents and restricted cash	(47,432)	(6,280)	(911)

Cash, cash equivalents and restricted cash, beginning of the year	258,511	211,079	30,698

Cash, cash equivalents and restricted cash, end of the year	211,079	204,799	29,787

Supplement disclosure of cash flow information:
Income tax paid	211	135	20
Interest received	4,296	4,024	585
Supplement disclosure of non-cash information:
Purchase consideration for intangible assets included in accrued expenses and other current liabilities	5,000	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	209,479	203,199	29,554
Restricted cash	1,600	1,600	233

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	211,079	204,799	29,787

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

CDP is a leading HCM service provider that has been transforming how organizations manage human capital in China. We have built the CDP EcoSaaS™ platform, an integrated software platform through which we provide comprehensive HCM services including payroll, tax and social security management, benefits programs, workforce management, and other HR applications. This cloud-based platform enables us to deliver adaptable, reliable and scalable HCM services that incorporate our deep local know-how, industry insights, and global compliance standards. Since 2017, we had offered customized and effective HCM services to over 2,700 customer entities representing over 720 group customers as of December 31, 2018 and served approximately one million employee accounts as of the date of this prospectus.

According to Frost & Sullivan, we are the only company based in China that provides a complete and localized set of HCM services all on an integrated platform, and the No. 1 SaaS-based payroll and benefits provider in China in terms of number of group customers served in 2018. Through our CDP EcoSaaS™ platform, we also foster an open ecosystem of business partners to drive customer satisfaction and employee experience.

We generate net revenues primarily from offering integrated HR services and workforce management services to our customers. For integrated HR services, we enter into subscription agreements with customers whereby we charge our customers a fixed subscription fee per employee served by our services and/or a fixed fee per transaction processed on our platform under certain CDP Life™ benefit programs. For workforce management services, we hire and staff associates to meet customers’ flexible staffing requests by entering into employment relationships with the relevant associates pursuant to applicable PRC labor laws and regulations. We pay our associates salaries and social security and charge our customers a fixed service fee as compensation for our flexible staffing services.

Our net revenues increased by 52.7% from RMB487.8 million in 2017 to RMB744.8 million (US$108.3 million) in 2018. In 2017 and 2018, we recorded net losses of RMB7.3 million and RMB31.2 million (US$4.5 million), respectively.

Key Factors Affecting Our Results of Operations

We operate in China’s HCM industry, and our financial condition and results of operations are influenced by the macroeconomic factors affecting this industry, such as China’s economic growth, policy and regulatory changes, the continued penetration and acceptance of third-party HCM services, and the development of technology, all of which have allowed companies to spend more on HCM services. Additionally, we believe that our financial condition and results of operations are also affected by a number of company-specific factors, including the factors discussed below.

Our ability to expand our customer base

Our results of operations and future growth will be largely dependent on our ability to attract new customers.

We have a proven record of serving blue-chip, multinational customers with a deep understanding of their complex and evolving HCM needs. We believe our continuous growth will also be largely driven by our ability to extend our reach to fast-growing local champions with a large and growing workforce, to serve our customers as they continue to expand, and to serve more companies in the technology, internet, new retail, healthcare or other booming industries.

We have experienced high growth in customer base in the past. We served 411 and 654 new customer entities, representing 195 and 234 group customers in 2017 and 2018, respectively. As of December 31, 2018, the total number of our customer entities reached 2,528, representing over 640 group customers, and the total number of employee accounts reached approximately one million as of the date of this prospectus. To continue to drive the growth of our customer base, we will continue to invest in sales and marketing by hiring, developing and retaining talented sales personnel, strengthen our brand recognition and service quality, and implement effective marketing strategies.

Our ability to increase penetration and stickiness across our existing customers

Our future revenue and growth are dependent on our ability to retain our existing customers and offer more diversified HCM services to them. We have achieved high customer retention rate in the past. Our customer retention rate in 2018 was 98.7% for group customers that individually contributed more than RMB500,000 in net revenues in 2017. Such group customers collectively contributed the vast majority of our net revenues in 2017. This past success was, and our future success will be, largely dependent on our ability to continue to maintain our service quality, introduce more innovative and effective services, and develop more user-friendly applications for our customers and their employees.

In 2018, our revenue retention rate of our group customers in 2016 was 120.2%. Such group customers accounted for 71.7% of our total net revenues in 2018. We believe that our high-quality services and the satisfaction of our customers and their employees offer us great cross-selling and up-selling opportunities within our integrated HR services mix. In addition, our cloud-based service model for our workforce management services enables us to naturally attract customers using our workforce management services to subscribe for our integrated HR services which currently have a higher gross margin. Approximately 32% of our group customers using our workforce management services also subscribed for our integrated HR services in 2018. As a result of our cross-selling and up-selling efforts and benefiting from the economies of scale, we are able to effectively manage our operating expenses and maintain a low level of selling and marketing expenses. Our selling and marketing expenses only accounted for 5.1% and 5.5% of our net revenues in 2017 and 2018, respectively.

Our ability to optimize pricing and revenue mix for our services to drive our gross margins and profitability

Our gross margins and profitability depend on our ability to optimize pricing for our services and generate more revenues from those services that offer a higher gross margin. Our pricing ability could be affected by many factors, such as the quality and popularity of our services, the bargaining power of our customers, the fees charged by our competitors, and spending budgets of our customers on third-party HCM services.

Historically, the gross margin of our integrated HR services was higher than that of our workforce management services. In 2017 and 2018, the gross margin of our integrated HR services was 43.4% and 43.7%, respectively, and the gross margin of workforce management services was 3.6% and 2.8%, respectively. Net revenues generated from our workforce management services accounted for 81.7% and 82.3%, respectively, of our total net revenues in 2017 and 2018. To drive our overall gross margin and profitability, we plan to further expand our integrated HR services to generate more net revenues with a higher gross margin. We believe that our cloud-based service model for workforce management services also provides us with significant cross-selling opportunities to attract customers using our workforce management services to subscribe for our integrated HR services. In addition, our ability to further expand the gross margin of our integrated HR services depends on our ability to drive our customers’ spending on our platform by offering them more types of integrated HR services, as well as to provide such services in a more cost-effective manner.

Our ability to offer new services and cultivate relationships with our business partners

Our future growth and results of operations depend on our ability to develop and offer new features, applications and services to our customers on our all-in-one CDP EcoSaaS™ platform, through both in-house development and collaborations with our business partners. As we continue to deepen our understanding of the evolving HCM needs of our customers, we have been and will continue to leverage our product development capabilities to introduce more integrated HR services to our customers, with a particular focus on serving their employees throughout their employment cycle.

Around our CDP EcoSaaS™ platform, we are cultivating a vibrant and nourishing ecosystem that allows us to attract more business partners to offer more services to our customers and their employees. As of the date of this prospectus, we cooperated with more than 200 business partners, which include software and technology partners, insurance and healthcare vendors, flexible benefits partners, and other HR service providers. We help our customers improve operating efficiency by consolidating these vendors on a single platform to reduce the administrative burdens dealing with multiple vendors offering various services and across different regions. The more third-party applications and functions our platform integrates, the more customers we will attract and the more paid services we could offer to our customers and their employees.

The large number of customers our platform serves will in turn attract more business partners who are interested to collaborate with us and offer their products and services on our platform, which will create a network effect and self-reinforcing cycle and generate more net revenues for us. Our large customer base also strengthens own bargaining power with our business partners and allows us to provide third-party services on our platform to our customers and their employees at attractive prices, which enhance user stickiness to our platform. The large number of customers and employees using our integrated platform and our diverse service offering also provide both us and our business partners with attractive opportunities to monetize throughout an employee’s employment cycle.

Our ability to enhance technology capabilities of our platform

We have invested, and will continue to invest, in resources to enhance the technology capabilities of our platform. We will continue to develop new features, applications and functionality and invest in big data analytics and AI technologies to drive our product and service innovation and optimize our platform’s user experience in order to make our products and services mix more attractive to our existing and new customers. Moreover, we will also continue to invest resources in the expansion and enhancement of our technology infrastructure to support the growth of our business.

During the years ended December 31, 2017 and 2018, our research and development expenses were RMB23.6 million and RMB37.7 million (US$5.5 million). Number of our research and development staff increased from 127 as of December 31, 2017 to 210 as of December 31, 2018.

Key Components of Results of Operations

Net Revenues

We generate net revenues from providing services to our customers, including integrated HR services and workforce management services. The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Integrated HR services	89,492	18.3	131,586	19,138	17.7
Workforce management services	398,280	81.7	613,187	89,185	82.3

Total net revenues	487,772	100.0	744,773	108,323	100.0

Integrated HR services. We generate net revenues of integrated HR services by charging a fixed subscription fee per employee of customers mostly on a monthly basis and a fixed fee per transaction processed on our platform for the HR services our customers subscribe for, as the case may be. Such services typically include payroll and tax management, social security management, flexible benefits programs and other HR applications. In 2017 and 2018, net revenues generated from integrated HR services was RMB89.5 million and RMB131.6 million (US$19.1 million), respectively, accounting for 18.3% and 17.7%, respectively, of our total net revenues for the same years.

Workforce management services. We generate net revenues of workforce management services by charging our customers fixed fees for the services that our associates provide to our customers, which may vary based on factors including our associates’ skillsets, the type of work provided to our customers, and the urgency of the work to be completed. In 2017 and 2018, net revenues generated from workforce management services was RMB398.3 million and RMB613.2 million (US$89.2 million), respectively, accounting for 81.7% and 82.3%, respectively, of our total net revenues for the same years.

Cost of revenues

Our cost of revenues of integrated HR services primarily consists of compensation of our platform implementation and customer service staff, third-party supplier costs, and costs associated with the cloud infrastructure used for our platform.

Our cost of revenues of workforce management services primarily consists of salaries and social security costs.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues and total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2017			2018
	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
		(in thousands, except for percentages)
Cost of revenues
Integrated HR services	50,618	11.7	10.4	74,089	10,776	11.1	10.0
Workforce management services	383,841	88.3	78.7	596,151	86,706	88.9	80.0

Total cost of revenues	434,459	100.0	89.1	670,240	97,482	100.0	90.0

Gross profit and gross margin

We recorded gross profit of RMB53.3 million and RMB74.5 million (US$10.8 million), respectively, in 2017 and 2018. During the same years, the gross profit of integrated HR services was RMB38.9 million and RMB57.5 million (US$8.4 million), respectively, and the gross profit of workforce management services was RMB14.4 million and RMB17.0 million (US$2.5 million), respectively.

In 2017 and 2018, our overall gross margin was 10.9% and 10.0%, respectively. During the same years, the gross margin of integrated HR services was 43.4% and 43.7%, respectively, and the gross margin of workforce management services was 3.6% and 2.8%, respectively. We will continue to manage our costs of revenues and optimize our services mix and the pricing of our services to drive the overall margin of our business, with a particular focus on driving the gross margin of our integrated HR services.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses and as percentages of our total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2017			2018
	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	24,782	26.3	5.1	41,100	5,978	30.6	5.5
General and administrative expenses	45,852	48.7	9.4	55,556	8,080	41.4	7.5
Research and development expenses	23,562	25.0	4.8	37,686	5,481	28.0	5.1

Total operating expenses	94,196	100.0	19.3	134,342	19,539	100.0	18.1

Selling and marketing expenses. Our selling and marketing expenses consist primarily of labor costs, expenses incurred for advertisement and marketing. We expect that our sales and marketing expenses will continue to increase in absolute amounts in the foreseeable future, as we plan to engage in more sales and marketing activities to attract new customers and increase our customers’ spending on our services.

General and administrative expenses. Our general and administrative expenses consist primarily of labor costs associated with our general and administrative activities, depreciation and amortization, bad debt provision and rental cost. We expect that our general and administrative expenses will increase in absolute amounts as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company after the completion of this offering.

Research and development expenses. Our research and development expenses consist of labor costs associated with new product and application development to support our business operation. We expect that our research and development expenses will continue to increase in absolute amounts, as we continue to improve data and technology capabilities and infrastructure and expand our service offerings.

Other income, net

Our other income, net primarily consists of grants we received from local governments.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our wholly-owned subsidiary incorporated in the British Virgin Islands, CDP Group Limited, is not subject to income, corporation or capital gains tax in the British Virgin Islands.

Hong Kong

Our wholly-owned subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. No provision for Hong Kong profits tax was made for the years ended December 31, 2017 and 2018 on the basis that our Hong Kong subsidiary did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (the “HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. CDP Information Technology (Shanghai) Co., Ltd., our wholly owned PRC subsidiary was qualified as a HNTE in 2018, and subject to a preferential tax rate of 15% from 2018 to 2020. As of December 31, 2018, our VIE was in an accumulative loss status. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Pursuant to the applicable PRC provision regulations and corresponding implementation rules on VAT, our major subsidiaries and VIE are generally subject to VAT at a rate of 6% of revenues earned. We are also subject to cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising services revenue. The entities that are engaged in the sale of learning products are generally required to pay VAT at a rate of 17% or other applicable value added tax rate implemented by the provision regulation of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% since April 2019.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through CDP Group Limited. The Enterprise Income Tax Law and the Implementation Rules of the PRC, or collectively, the PRC EIT Law provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and our lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

We are currently in the process of implementing a number of measures to address these material weaknesses identified, including hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our financial reporting obligations. See “Risk Factors—Risks Related to Our Business — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not “opt out” of such exemptions afforded to an emerging growth company until we cease to qualify as an emerging growth company.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the U.S. GAAP.

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its consolidated subsidiaries, the VIE and its subsidiaries for which the Company is the primary beneficiary of the VIE. All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Revenue Recognition

We adopted ASC 606—“Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances and VAT.

The following is a description of our revenue service types, including integrated HR services and workforce management solution services.

Integrated HR services

We provide customers with integrated HR services, including payroll, tax and social security management, benefits programs, workforce management, and other HR services. Customers can choose to utilize a single service or combination of services. The fees collected for providing these services are mainly based on a fixed fee per employee of customers or transaction processed. The performance obligation to customers is satisfied when transactions are processed and tasks are completed. Revenue is recognized when services are performed and the customer simultaneously receives and consumes the benefits from these services, generally on a monthly basis.

Workforce management services

Our workforce management services aim to outsource our associates to customers to provide supporting services in accordance with customers’ staffing requirements. We are entitled to the contractual right and obliged for the contractual obligation in accordance with the labor contracts entered with the associates and the existing PRC labor law and related regulations, such as performance review, compensation negotiation, employment extension or termination and etc. We recognize revenues over time based on a fixed amount of outsourcing service provided as our customers benefit from our services, generally on a monthly basis.

Income taxes

Current income taxes are provided on the basis of income (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method.

Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Unrecognized tax benefits

In order to assess unrecognized tax benefits, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of comprehensive loss. We recognized RMB5.4 million and RMB8.8 million (US$1.3 million) in unrecognized tax benefits as of December 31, 2017 and 2018.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment. Amortization of finite lived intangible assets is calculated on a straight-line basis over the shorter of the contractual terms or the expected useful lives of the acquired assets. Intangible assets have estimated useful lives from the date of purchase as follows:

Category:	Estimated Useful Life
Software	5 years
Insurance Brokerage License	30 years

Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total net revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Integrated HR services	89,492	18.3	131,586	19,138	17.7
Workforce management services	398,280	81.7	613,187	89,185	82.3

Total net revenues	487,772	100.0	744,773	108,323	100.0

Cost of revenues	(434,459)	(89.1)	(670,240)	(97,482)	(90.0)

Gross profit	53,313	10.9	74,533	10,841	10.0

Operating expenses
Selling and marketing expenses	(24,782)	(5.1)	(41,100)	(5,978)	(5.5)
General and administrative expenses	(45,852)	(9.4)	(55,556)	(8,080)	(7.5)
Research and development expenses	(23,562)	(4.8)	(37,686)	(5,481)	(5.1)

Total operating expenses	(94,196)	(19.3)	(134,342)	(19,539)	(18.1)

Loss from operations	(40,883)	(8.4)	(59,809)	(8,698)	(8.0)
Interest income, net	4,296	0.9	4,024	585	0.5
Other income, net	30,117	6.2	26,390	3,838	3.5
Foreign exchange (loss) gain, net	(817)	(0.2)	1,449	211	0.2

Loss before income tax	(7,287)	(1.5)	(27,946)	(4,064)	(3.8)
Income tax benefits (expenses)	23	0.0	(3,248)	(472)	(0.4)

Net loss	(7,264)	(1.5)	(31,194)	(4,536)	(4.2)

Net loss attributable to the Company’s ordinary shareholders	(7,264)	(1.5)	(31,194)	(4,536)	(4.2)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our total net revenues increased by 52.7% from RMB487.8 million in 2017 to RMB744.8 million (US$108.3 million) in 2018.

Integrated HR services

Our net revenues generated from integrated HR services increased by 47.0% from RMB89.5 million in 2017 to RMB131.6 million (US$19.1 million) in 2018, primarily as a result of the increase in the number of customer groups that subscribed for our integrated HR services. The number of group customers that subscribed for our integrated HR services grew significantly from 390 in 2017 to 524 in 2018 as a result of our ongoing efforts to strengthen our service offerings, brand recognition and sales and marketing endeavors.

Workforce management services

Our net revenues generated from workforce management services increased by 54.0% from RMB398.3 million in 2017 to RMB613.2 million (US$89.2 million) in 2018. Such increase was primarily due to the increase in the number of group customers that subscribed for our workforce management services, as well as the number of associates we hired and staffed for such group customers under flexible staffing arrangements. The number of group customers we served under our workforce management services grew from 141 in 2017 to 168 in 2018. The number of associates we placed to our group customers increased from 7.5 thousands in 2017 to 12.5 thousands in 2018, mainly attributable to the acquisition of a number of new group customers with large flexible staffing demands.

Cost of revenues

Our cost of revenues increased by 54.3% from RMB434.5 million in 2017 to RMB670.2 million (US$97.5 million) in 2018.

Integrated HR services

Our cost of revenues related to integrated HR services increased by 46.4% from RMB50.6 million in 2017 to RMB74.1 million (US$10.8 million) in 2018, which was in line with the corresponding increase in net revenues, mainly as a result of the increased compensation of our operational and customer service staff. We expanded our customer service team from 181 staff as of December 31, 2017 to 214 staff as of December 31, 2018 and increased the compensation level of such staff. To a less extent, such increase in cost of revenues was due to the increase in costs associated with third-party HR service providers, such as local social security and payroll advisors, as well as other infrastructure costs.

Workforce management services

Our cost associated with workforce management services increased by 55.3% from RMB383.8 million in 2017 to RMB596.2 million (US$86.7 million) in 2018, which was in line with the corresponding net revenues increase, primarily as a result of the increased payroll and social security costs we incurred to compensate the growing number of associates we placed to our flexible staffing customers in 2018 compared to 2017.

Gross margin and gross profit

The gross margin of integrated HR services slightly increased from 43.4% in 2017 to 43.7% in 2018. As we continued to expand the customer base of our integrated HR services, we expanded our platform implementation and customer service teams from 2017 to 2018 and incurred more costs in connection with third-party HCM services and infrastructure costs. As a result, the gross margin of integrated HR services remained relatively flat in the two years. The gross margin of workforce management services decreased from 3.6% in 2017 to 2.8% in 2018, primarily because the increase in the number of associates we staffed for customers in certain industries, such as logistics, where flexible staffing workers were placed with lower compensation levels.

Our total gross profit increased by 39.8% from RMB53.3 million in 2017 to RMB74.5 million (US$10.8 million) in 2018. Our overall gross margin was 10.9% and 10.0%, respectively, in 2017 and 2018. The slight decrease in our overall gross margin from 2017 to 2018 was primarily due to the decrease in the gross margin of our workforce management services, which contributed a vast majority of our net revenues in 2017 and 2018.

Operating expenses

Our total operating expenses increased by 42.6% from RMB94.2 million in 2017 to RMB134.3 million (US$19.5 million) in 2018.

Selling and marketing expenses

Our selling and marketing expenses increased by 65.8% from RMB24.8 million in 2017 to RMB41.1 million (US$6.0 million) in 2018, which was primarily attributable to the increase in staff costs as a result of the expansion of our sales and marketing force from 58 staff in 2017 to 82 staff in 2018, and to a lesser extent, the increase in the compensation level of such staff, as we continued to enhance our sales and marketing efforts.

General and administrative expenses

Our general and administrative expenses increased by 21.2% from RMB45.9 million in 2017 to RMB55.6 million (US$8.1 million) in 2018, which was primarily attributable to the increase in staff cost as a result of the increase in the number of general and administrative staff from 69 in 2017 to 74 in 2018, as well as the increase in rental costs due to the expansion of our offices throughout China.

Research and development expenses

Our research and development expenses increased by 59.9% from RMB23.6 million in 2017 to RMB37.7 million (US$5.5 million) in 2018, which was primarily attributable to the increase in staff cost as a result of growth of our R&D team from 127 staff in 2017 to 210 staff in 2018. Such increase was in line with our continuous efforts in upgrading our cloud-based platform and enhancing our technology and product innovations.

Other income, net

Our other income, net decreased by 12.4% from RMB30.1 million in 2017 to RMB26.4 million (US$3.8 million) in 2018, which was primarily attributable to the decrease in the amount of the government grants we received.

Net loss

As a result of the foregoing, we incurred net losses of RMB7.3 million and RMB31.2 million (US$4.5 million), respectively, in 2017 and 2018.

Liquidity and Capital Resources

Cash flows and working capital

We had working capital (defined as total current assets deducted by total current liabilities) surplus as of December 31, 2017 and 2018. Historically, we have not been profitable nor generated positive net cash flows from our operating activities, and our sources of liquidity primarily included our cash balance and equity financing by our shareholders. Our cash and cash equivalents mainly represent cash on hand, which are deposited with large reputable banks in China, and constitute highly liquid investments that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.

We believe that our existing cash and cash equivalents as of December 31, 2018 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our VIE and its subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Regulation—Regulations Relating to Tax in the PRC.” In addition, our subsidiaries in China may provide Renminbi funding to our VIE only through entrusted loans. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.”

The following table presents our summary consolidated cash flow data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(30,021)	(4,220)	(613)

Net cash used in investing activities	(16,190)	(3,321)	(482)

Net cash used in financing activities	(404)	(188)	(27)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(817)	1,449	211

Net decrease in cash, cash equivalents and restricted cash	(47,432)	(6,280)	(911)

Cash, cash equivalents and restricted cash, beginning of the year	258,511	211,079	30,698

Cash, cash equivalents and restricted cash, end of the year	211,079	204,799	29,787

Operating activities

Net cash used in operating activities was RMB4.2 million (US$0.6 million) in 2018. The difference between our net loss of RMB31.2 million (US$4.5 million) and the net cash used in operating activities was mainly due to (i) non-cash expenses of RMB1.5 million (US$0.2 million); (ii) an increase of accrued expenses and other current liabilities of RMB104.8 million (US$15.2 million), primarily as a result of the increase in social insurance payment from our customers which we hold and are yet to be remitted to the relevant government authorities, which was in line with the growth in our integrated HR services; (iii) an increase of unrecognized tax benefits of RMB3.4 million (US$0.5 million) and (iv) an increase in accounts payable of RMB5.1 million (US$0.7 million) in line with our business growth, partially offset by (a) an increase in prepaid expenses and other current assets of RMB50.7 million (US$7.4 million) related to the increased prepaid rental expenses for our R&D and office spaces, and (b) an increase in accounts receivable of RMB37.1 million (US$5.4 million) due to the increase in the services subscribed by our customers.

Net cash used in operating activities was RMB30.0 million in 2017. The difference between our net loss of RMB7.3 million and the net cash used in operating activities was mainly due to (i) non-cash expenses of RMB3.1 million; (ii) an increase in accrued expenses and other current liabilities of RMB17.7 million, primarily as a result of the increase in social security payment from our customers which we hold and are yet to be remitted to the relevant government authorities, which was in line with the growth in our integrated HR services; and (iii) an increase in accounts payable of RMB0.1 million in line with our business growth, partially offset by (a) an increase in prepaid expenses and other current assets of RMB27.1 million, and (b) an increase in accounts receivable of RMB16.4 million due to the increase in the services subscribed by our customers.

Investing activities

Net cash used in investing activities in 2018 was RMB3.3 million (US$0.5 million), which mainly attributable to the purchases of property and equipment and intangible assets of RMB3.3 million (US$0.5 million).

Net cash used in investing activities in 2017 was RMB16.2 million, which was primarily attributable to the purchase of property and equipment and intangible assets of RMB16.2 million.

Financing activities

Net cash used in financing activities in 2018 was RMB0.2 million (US$27,000) from changes in capital lease payments.

Net cash used in financing activities in 2017 was RMB0.4 million from changes in capital lease payments.

Capital Expenditures

Our capital expenditures were RMB16.2 million and RMB3.4 million (US$0.5 million), respectively, in 2017 and 2018. Our capital expenditures in 2017 and 2018 were incurred in connection with purchases of IT devices, office equipment, intangible asset, and vehicles.

Contractual Obligations and Commitments

Our contractual obligations and commitments include our future rental payments under operating leases for our office premises. Our historical rental expenses under operating leases were expensed on a straight-line basis over the periods of prospective leases, amounting to RMB11.1 million and RMB12.3 million (US$1.8 million) for the years ended December 31, 2017 and 2018, respectively.

The following table sets forth our future aggregate minimum lease payments under non-cancelable operating lease agreements as of December 31, 2018.

	Payments Due within
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(RMB in thousands)
Operating lease commitments	7,029	3,320	—	—	10,349

Holding Company Structure

CDP Holdings, Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIE and our VIE’s subsidiaries in the PRC. In 2017 and 2018, the amount of net revenues generated by our VIE accounted for approximately 88.2% and 90.8%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by our VIE in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, our VIE and our VIE’s shareholders. See “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders.” If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC Company Law, our VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our VIE. Appropriation to discretionary surplus fund is made at the discretion of our VIE. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries and to make loans to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through loans from our PRC subsidiaries or direct loans to our VIE’s nominee shareholders, which would be contributed to the VIE as capital injections. Such direct loans to the nominee shareholders of our VIE would be eliminated in our consolidated financial statements against such VIE’s share capital.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risks

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments as well as our accounts receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high credit ratings and quality. Accounts receivables are typically unsecured and we have customers contributing more than 10% of net revenues for the years ended December 31, 2017 and 2018 and accounts receivables as of December 31, 2017 and 2018 as summarized in the table below. We review the credit worthiness of our customers to whom we have granted credit terms in the normal course of the business. With respect to the customers in the table below, we maintain frequent communications with them and our management has closely monitored the credit qualities and the collectability of the relevant accounts receivable balances. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See Note 3 to our consolidated financial statements for additional information relating to our exposure to credit risk.

Concentration of customer

Customer accounting for 10% or more of our total net revenues was:

	For the Year Ended December 31,
Customer	2017	2018
Best Inc.	58.0%	46.7%

Customer accounting for 10% or more of our accounts receivables was:

	For the Year Ended December 31,
Customer	2017	2018
Best Inc.	44.3%	34.4%

Foreign currency exchange rate risk

All of our net revenues and costs are denominated in Renminbi, while a portion of cash and cash equivalents are denominated in U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our net loss and shareholders’ deficits in U.S. dollar. In addition, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars. See “Risk Factors – Risks Related to Doing Business in China – Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.”

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$         million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed initial offering price of US$         per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of

RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018, to a rate of RMB7.5631 to US$1.00, will result in an increase of RMB         million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018, to a rate of RMB6.2505 to US$1.00, will result in a decrease of RMB         million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. After completion of this offering, we may invest the net proceeds we receive from the offering in interest earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. However, such information involves a number of assumptions and limitations, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Forecasts and other forward-looking information obtained from the sources of such information are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, as well as risks due to a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus.

China’s HCM Market Overview

Human capital management, or HCM, encompasses a set of professional services that help organizations attract, develop, engage, retain and manage their workforce. The chart below sets forth the major segments of the HCM market in China.

A Growing, Massive HCM Market

Benefiting from the massive workforce and the relatively low penetration of third-party HCM services in China, the HCM market in China represents a huge and fast-growing market. Its total market size increased from approximately RMB176 billion in 2014 to RMB363 billion in 2018 and is expected to reach RMB842 billion in 2023.

China HCM Market Size (by Revenue), 2014A-2023E

In 2018, the number of employees in China reached over 776 million, nearly five times of that in the United States. However, the size of China’s HCM market is only half the size of the U.S. HCM market.

The younger, highly fluid, and increasingly mobile workforce in China has led to high labor turnover rates in recent years. For example, in 2017, the labor turnover rate of the express delivery industry in China was around 70%. This requires organizations in China to continuously improve the responsiveness, effectiveness and efficiency of their entire HCM process, as they continue to build and manage a sustainable, expanding and geographically dispersed workforce.

Organizations in China are often faced with the following pain points when utilizing HCM services.

•

Inadequate localization. Given the complex regulations and fast-changing business environment in China, services provided by foreign HCM vendors are not easily customized to meet the specific needs of operations in China.

•

Lack of integration. Most existing HCM vendors only offer single, standalone solution which cannot satisfy organizations’ complex HCM needs that involve the entire employment cycle of employees. For example, in the case of payroll and benefits management, manual processes are frequently required to transfer data from the attendance system to the payroll system which affects accuracy and efficiency significantly. The costly and complicated integration among multiple vendors and with organizations’ other systems has posed challenges for organizations to achieve operational efficiency.

•

Difficulty in streamlining expanding workforce data. As organizations expand geographically, difficulty in data integration has become one of the top inhibitors for organizations to utilize data analytics.

•

Inconsistent compliance standard. Organizations, especially multinational and public companies, require secure and reliable HCM services with consistent compliance standards as it involves highly sensitive personal data. However, most local vendors do not follow a set of globally recognized data and information security standards and are not familiar with the global standards that multinational and public companies are required to comply with.

One-stop HCM Services Enabled by Cloud-based Platforms Emerging as the Go-To Service Model

Given the complex HCM needs faced by companies in China today, companies are looking to replace legacy systems or a combination of multiple standalone systems with one platform that provides end-to-end services. Organizations are showing wide acceptance for cloud-based platforms with high flexibility and innovative add-on modules. According to a survey conducted by Frost & Sullivan in August 2019, approximately 87% of the surveyed organizations prefer to use one-stop HCM services enabled by cloud-based platforms out of all the participating companies using HCM software.

Cloud-based HCM platform provides suited model to serve the HCM needs in China by offering the following key benefits.

•	Efficiency. HCM processes are centralized on an all-in-one platform, thereby eliminating the hassle, costs and risks involved with integrating multiple systems and databases.

•	Enhanced user experience. Users can access all functions by a single sign-on and unified user interface.

•	Data insights. Data integration provided on the cloud-based platforms leads to greater data analytical capabilities and data insights.

•	Adaptability. Cloud-based platforms are more adaptable to the fast-changing business and regulatory environment, compliance standards and HCM needs.

•

Scalability. Cloud-based platforms could easily support the addition of new functions and new users. Moreover, the ability to integrate third-party services could attract a variety of service providers and build an HCM ecosystem to address a wide range of needs from organizations and their employees.

SaaS-based Payroll and Benefits Services in China

Payroll and benefits services include salary accounting and payment, salary structure optimization, tax treatment, overall welfare and insurance. SaaS-based payroll and benefits services are designed to automate the payroll and benefits management through a cloud-based platform, which is supported by customized offline services at the option of the customer.

Increasingly Complex and Fast-changing Regulatory Requirements

The regulatory environment for payroll, social insurance and tax is highly complex in China. As of the date of this prospectus, there are nearly 300 sets of different social insurance rules and regulations issued by various national and local governmental authorities in China.

Effective from January 1, 2019, the Seventh Personal Income Tax Reform serves as a major catalyst driving the adoption of third-party payroll and benefits services. The reform includes ten major adjustments, such as six special additional deductions and tax rates adjustments, adding more ongoing complexity to tax calculation for organizations. In addition, under the recent reform of social insurance regime in China, local tax bureaus are responsible for the collection of social security payments. Organizations may face criminal liabilities if they fail to contribute social insurance in accordance with the applicable law. The recent reform in income tax and social insurance regime in China has significantly increased the requirement for accuracy in calculating income tax and social security liabilities and close monitoring of regulatory changes.

In the meantime, the PRC government is promoting the development of individual commercial pension to serve as a supplement to the government-run scheme. Under the recent reform of pension insurance scheme, individuals are allowed to defer tax on part of their income that is used to purchase commercial pension insurance until they retire and withdraw money from the fund. As of August 2019, 20 insurance companies had launched personal tax-deferred commercial pension insurance products. This reform is expected to add to the complexity for tax calculation and account administration, which creates needs for more complex functions and modules by payroll and benefits service providers.

The increasingly complex and fast-changing regulatory environment presents significant risks and costs to organizations if not managed effectively, and will continue to drive the utilization of third-party payroll and benefits services. It requires professional and sophisticated HCM service providers who are capable of providing effective HCM services and helping organizations quickly adapt to changes in the regulatory requirements. In particular, this poses challenges to large, global organizations, which impose high compliance standards and have different business lines with large numbers of employees located in different regions as well as fast-growing Chinese companies, whose in-house HR staff may not have the capacity and expertise to manage the HCM demands to keep pace with the growth of the companies.

Market Size and Growth Potential

In 2018, organizations in China spent a total of approximately RMB196 billion on payroll and benefits management, including in-house spending (such as HR and IT staff salaries, system operational and maintenance expenses related to payroll and benefits management) as well as spending on third-party services. In 2018, penetration rate of third-party payroll and benefits services, as measured by the percentage of companies using third-party payroll and benefits vendors, only reached approximately 25% in China, as compared to approximately 80% in the United States. Driven by digital transformation and the increasingly complex regulatory environment, a growing number of organizations in China are expected to shift to utilize third-party payroll and benefits services.

As technology continues to digitalize and reshape HCM processes, SaaS-based payroll and benefits services are becoming increasingly attractive to organizations managing a complex and growing workforce as it is highly adaptable, improves operational efficiency, and informs better and faster business decisions. In 2018, the penetration rate, as measured by revenues of SaaS-based third-party payroll and benefits vendors as a percentage of revenue of all third-party payroll and benefits vendors, was only 11% in China, significantly lower than the 60% penetration rate in the United States. The SaaS-based payroll and benefits services market in China is expected to reach approximately RMB13 billion in 2023, representing a CAGR of 30% from 2018.

Spending on Payroll and Benefits Management in China, 2014A-2023E

Key Growth Drivers

The fast growth of SaaS-based payroll and benefits services in China is and will continue to be driven by the following factors:

•	Infrastructure and technological developments. The improvement of IT infrastructure and the rise of smart devices and mobile internet has been driving the development of SaaS-based service model.

•

Digitalization of business process. Organizations in China have been going through a digital transformation to make their business processes more transparent, integrated and effective. HR departments are automating operations to improve workplace productivity, reduce processing time and enhance data security.

•

Demand for efficiency and cost optimization. Organizations seek HCM services that are highly adaptable, especially under the fast-changing business and regulatory environment and as businesses grow. The need to reduce cost, streamline operations and automate processes will continue to drive the demand for cloud-based services supported by customized offline services.

•

Monetization opportunities throughout employment lifecycles. Employees are increasingly interested in premium and diversified benefit plans and insurance services, such as insurances, pension plans and other non-cash benefits for themselves and their family members. Such diversified demands of employees require companies to engage third-party HCM service providers which provide various flexible benefit plans and insurance and healthcare services.

Competitive Landscape

The SaaS-based payroll and benefits market in China is currently highly fragmented with more than 200 vendors, including both local participants such as Kayang and international participants such as ADP. CDP is the largest SaaS-based payroll and benefits service provider in China, in terms of the number of group customers served in 2018.

Workforce Management Services in China

Market Size and Growth Potential

The workforce management services market in China consists of flexible staffing and labor dispatch. The growth of such market is mostly driven by the growth of flexible staffing. As illustrated in the below chart, the market size of flexible staffing in China grew at a CAGR of 26% from RMB24 billion in 2014 to RMB61 billion in 2018, and is expected to further increase at a CAGR of 23% to RMB176 billion in 2023.

China Workforce Management Market Size, 2014A-2023E

Key Growth Drivers

The expected strong growth of flexible staffing market in China is and will continue to be driven by the following factors:

•	Stringent regulatory regime. The increasingly stringent labor laws and regulations encourage companies to rely more on flexible employment models to manage compliance risks and optimize labor costs.

•	Emerging gig economy. There have been structural changes in the employment demands in multiple industries in China, especially among new economy companies who often need to recruit a large number of candidates across different regions in a short period of time and face challenges in managing their staffing needs during peaks and troughs. For example, the proportion of employees working under flexible staffing arrangements reached 80% in the logistics sector and 70% in the online education sector in 2018 in China. There is a strong and growing demand for organizations to transfer time-consuming administrative tasks or other professional work to third-party service providers, which in turn allow them to improve overall productivity and efficiency.

•

Demands for flexible employment relationship. Today, the younger generation increasingly demands for higher flexibility in their employment relationship and are more accepting to the idea of working part-time or having temporary employment relationships.

Flexible Staffing Trending Towards a Cloud-based Delivery Model

In recent years, there is an increasing trend in offering customers workforce management services through the cloud-based platform that integrates the recruitment, deployment, and management of flexible employees. Such cloud-based delivery model offers benefits to HR managers, employees, as well as workforce management service providers. Through the cloud-based platform, HR managers can access HR dashboard for insightful data analytics and can easily manage and track flexible employees’ activities. Employees can track their compensation, benefits and other employment related and personal information. The cloud-based delivery model also offers service providers significant cross-selling opportunities as customers prefer to combine various HCM functions onto one cloud-based platform to achieve higher efficiency. CDP is a top three cloud-based workforce management service provider in China in terms of revenue in 2018.

BUSINESS

What CDP Does

CDP was founded with the mission to enable the future by empowering businesses and people.

CDP is a leading HCM service provider that has been transforming how organizations manage human capital in China. We have built the CDP EcoSaaS™ platform, an integrated software platform through which we provide comprehensive HCM services including payroll, tax and social security management, benefits programs, workforce management, and other HR applications. This cloud-based platform enables us to deliver adaptable, reliable and scalable HCM services that incorporate our deep local know-how, industry insights, and global standards. We also foster an open ecosystem of business partners by integrating their services and applications into our all-in-one platform to drive customer satisfaction and enrich employee experience.

Since 2017, we had offered comprehensive and effective HCM services to over 2,700 customer entities representing over 720 group customers as of December 31, 2018 and served approximately one million employee accounts as of the date of this prospectus. We are the only company in China that provides a complete and localized set of HCM services all on an integrated platform, and the No. 1 SaaS-based payroll and benefits service provider in China in terms of number of group customers served in 2018.

Nearly 15 years ago, we built the first CDP platform to help global organizations optimize their human capital management under China’s complex and fast-changing local environments while satisfying global standards and local requirements. Today, we serve both global and Chinese organizations with adaptable, reliable and scalable services that integrate their organization-wide HCM processes into an all-in-one platform. Our current platform was designed with a user-centric experience in mind – it can be easily accessed by employees via mobile and PC devices, carries intuitive interfaces, and incorporate rich functions covering the entire employment lifecycle. In addition, to address the growing demand for a dynamic workforce in China, we offer customers cloud-based workforce management services to improve operational efficiency and productivity. Different from the traditional offline approach, our innovative cloud-based service model enables us to deploy a streamlined team of 16 employees to efficiently staff, manage and serve over 17,000 associates for our customers throughout China and expanding overseas. Our workforce management services also provide us with attractive cross-selling opportunities – approximately 32% of our group customers using our workforce management services also subscribed for our integrated HR services in 2018.

CDP allows organizations to eliminate the inefficiency associated with using multiple vendors to manage different HCM processes. Our cloud architecture and growing library of APIs allow organizations to seamlessly consolidate their existing HCM, systems, vendors and processes within our integrated platform. This disruptive approach delivers operational efficiency to our customers. Our service offerings also incorporate our deep local know-how and industry insights. This allows us to serve different customers, from multinationals to local champions, across industries, helping them navigate dynamic local conditions.

Innovation is at the core of our business. We believe that our success is rooted in our innovative business model and corporate values focused on customer satisfaction and employee experience. Throughout the years, the value we create is recognized by our customers and their employees. In 2018, we achieved a customer retention rate of 98.7% in 2018 for group customers that individually contributed more than RMB500,000 in net revenues in 2017. Such group customers collectively contributed the vast majority of our net revenues in 2017. CDP is the only Chinese company featured in IDC’s white paper Cloud Computing: Opens A New Era of Human Capital Management published in 2017 and the only Chinese company listed on Gartner’s Market Guide for HCM Suite Applications in 2018.

We have achieved rapid growth recently by offering integrated HR services and workforce management services to customers through our platform. Our net revenues increased by 52.7% to RMB744.8 million

(US$108.3 million) in 2018 from RMB487.8 million in 2017. In 2017 and 2018, we recorded net losses of RMB7.3 million and RMB31.2 million (US$4.5 million), respectively.

Why Users Choose CDP

Our users choose CDP because we help orgainzations maximize the effectiveness and efficiency of their ACM processes and build a happy workforce.

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Integrated and comprehensive. We provide comprehensive and effective HCM services covering the entire employment lifecycle. Our platform has user-friendly applications that enable business managers and employees to manage their HCM activities on a single platform, including onboarding, managing time and attendance, administering payroll and benefits, subscribing for healthcare and insurance products, and offboarding.

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Scalable and open. The cloud nature of our platform offers substantial scalability benefits to today’s organizations, from fast-growing local companies to large multinationals. Our open architecture enables our platform to seamlessly incorporate and integrate with our customers’ existing databases and systems, with convenient implementation and enhanced performance.

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User-centric. Our platform is built with consumer-grade interfaces, tools and functions that are intuitive, easily navigable and accessible across mobile and PC devices. We focus on delivering a superior user experience to every business manager and employee by making the user interface friendly and intuitive, which help them work more productively and happily. For example, incoming employees can complete standard on-boarding procedures through the CDP mobile app within as quickly as 30 minutes.

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Secure and reliable. We maintain data integrity for accurate, actionable and real-time analytics provided by our platform and business partners. We offer reliable applications while maintaining a high standard in data and information security as evidenced by our SOC certifications. According to Frost & Sullivan, we are currently the only HCM service provider in China with SOC 1, 2 and 3 compliance certifications. Our dedication to data integrity and security and our certifications allow us to serve organizations with high compliance standards, including global multinational companies and financial institutions.

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Localized and industry-tailored. China has a social insurance and tax regime with rules that vary across different regions. We have accumulated substantial knowledge and insights in the intricate local labor, social insurance and tax laws. This enables us to help our customers quickly adapt their payroll and benefits processes to the changing local regulatory requirements. Our solutions are industry-tailored and easily replicable to serve different customers in the same industry.

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Data Intelligent. We help organizations make data-informed decisions and obtain significant visibility into their HCM operations. We then integrate the vast data provided by our customers with real-time data analytics into the core functions of our platform to enable faster and better decision-making. Such data insights also allow us to provide more customized services as we continue to expand our service offerings throughout the HCM value chain.

As we attract more customers, employees and business partners to join the CDP EcoSaaS™ platform, we are fostering a vibrant ecosystem which we envision will grow organically to create greater values to all participants. The following diagram illustrates our integrated HCM platform, its key services and participants.

Industry Trends in Our Favor

Demand for all-in-one, technology-enabled HCM platform

The HCM needs of most organizations in China are currently underserved by legacy providers offering outdated on premise systems or multiple providers to replicate a comprehensive solution. These approaches may result in substantial costs, extended delivery times, and challenges with system integration. These solutions also have limited capacity to adapt to fast-changing business and regulatory environments while complying with a higher set of global risk management and regulatory standards. Today, organizations need smart, flexible and intuitive applications that can cater to their evolving HCM requirements and streamline their HCM processes in a cost-effective manner. In addition to the availability of a cloud-based integrated system, they also prefer customized support by experienced customer service professionals to improve operating efficiency and enable better business decisions.

Demand for global standards and local know-how and industry insights

Regulatory requirements for data security, payroll, tax, social insurance, reporting and other processes present significant risks and costs to organizations if not managed effectively. Despite the universal demand for high and global service standards, requirements can differ significantly between an organization looking to support HCM processes across multiple geographies and another organization looking for a solution for a single location. In addition, organizations with unique industry-specific compensation structures and staffing needs, such as healthcare, retail, logistics and financial institutions, tend to choose service providers with deep industry know-how and expertise over more broadly-focused and generic solutions.

Business success centered around employee experience

A dedicated, productive and happy workforce can better support business to accomplish its goals. The reality, however, is that most existing HCM services in China only address organizational HCM needs with a less emphasis on promoting employee satisfaction and well-being. This massive, underserved market presents attractive opportunities for integrated HCM platforms to foster a vibrant ecosystem that attracts a variety of service providers to serve employee needs such as healthcare and insurance, commuting and transportation, travel and food, and other personal needs. The massive data generated by employees and their service providers also allow such HCM platforms to develop data insights into employee behavior to offer more tailored HCM services to organizations and other ecosystem partners throughout the HCM value chain.

Complex and fast-changing compliance requirements driving HCM spending

The PRC government has been focusing on human resource development as talent has been considered an important driving force to national economic development. In addition to the already complex compliance requirements in handling employment relationships, recent and evolving regulations, such as the Tax Reform Plan, create a more regulated environment which favors sophisticated market players that are capable of helping organizations quickly adapt to changes to nearly 300 sets of different social insurance rules and regulations in China.

Attractive growth potential of cloud-based workforce management services

Flexible staffing allows organizations to transfer time-consuming administrative tasks or other professional work to third-party service providers, which in turn allow them to improve overall productivity and efficiency. As a result, the flexible staffing market in China is expected to grow from RMB61 billion in 2018 to RMB176 billion in 2023, at a CAGR of 23%. The application of cloud-based service platform helps organizations to enhance the visibility of the performance or operations of flexible staffing services and further improve talent acquisition and staffing efficiency. In addition, an increasing number of employees now choose flexible work over sticking to one permanent job, especially in logistics and online education in China where such employees accounted for approximately 80% and 70%, respectively, of the workforce within these industries in 2018. Cloud-based flexible staffing platforms are well positioned to capitalize on the opportunities offered by such trend due to its scalability and accessibility and thereby capable of attracting more candidates to serve the growing flexible staffing needs of today’s organizations.

What Makes CDP Different

The following competitive strengths differentiate us from our competitors.

Leading HCM service provider in China

CDP is a leading HCM service provider that is transforming how organizations manage human capital in China. We are the No. 1 SaaS-based payroll and benefits services provider in China in terms of number of group customers served in 2018, according to Frost & Sullivan. With over 15 years of operating experience, we offered HCM services to over 2,700 customer entities representing over 720 group customers since 2017 as of December 31, 2018 and served approximately one million employee accounts as of the date of this prospectus, addressing their payroll and social security, benefit programs, other HR and workforce management needs.

According to Frost & Sullivan, we are currently the only company in China that provides a comprehensive set of unified, cloud-based HCM services all on one single platform, with deep localized, industry-specific know-how and global technology and compliance standards. The following diagram illustrates our unique competitive edge against other HCM service providers in China, according to Frost & Sullivan.

Pioneering integrated platform offering comprehensive HCM services

We offer HCM services that cover the entire employment lifecycle for organizations and their employees, from payroll to benefits, healthcare to workforce management. Our integrated platform centralizes all key HCM processes on one convenient platform, thereby eliminating the need for multiple systems and improving overall operational efficiency.

We are the first HCM player in China that offers both cloud-based payroll and benefits services and workforce management services, according to Frost & Sullivan. Both services can be offered on the same platform, mostly driven off the same set of technologies and industry insights. This allows any data and customer insights gained from offering one solution to influence how we refine other services.

Our integrated HR services and workforce management services are complementary and we benefit from synergies between the two – approximately 32% of our group customers using our workforce management services also subscribed for our integrated HR services in 2018. In addition, our comprehensive service offerings allow us to address all HCM needs of our customers through cross-selling and upselling more services to our existing customers in a cost-effective manner. In 2018, 66.0% of our top 50 group customers by net revenues subscribed for more than one service offered on our platform.

Around our CDP EcoSaaS™ platform, we are cultivating a vibrant and nourishing ecosystem that allows us to attract more business partners to offer more services to our customers and their employees. Today, we cooperate with more than 200 business partners, which include software and technology partners, insurance and healthcare vendors, flexible benefits partners, and other HR service providers. Their services are integrated on our CDP EcoSaaS™ platform, strengthened with unified user interfaces, and empowered by automated data integration and analytics.

Blue-chip global customer base

We serve a diverse, high-quality and loyal customer base with over 2,700 customer entities representing over 720 group customers since 2017 as of December 31, 2018 and served approximately one million employee accounts in China and around the world as of the date of this prospectus. Our customer base spans from Fortune 500 multinationals to fast-growing local champions. Some of our customers manage a large or geographically dispersed workforce, which usually calls for customized and integrated services with a particular focus on local expertise, compliance and risk management.

We have a proven track record of serving blue-chip customers with complex HCM management needs. Our customer base covers leading companies across over 35 industries, including financial services, healthcare, manufacturing, retail/consumer products, and technology companies. 94.2% of our net revenues in 2018 was generated from group customers that individually contributed more than RMB500,000 in net revenues in the same year.

Through over 15 years of operating history, we have accumulated a deep understanding of local HCM practices as well as the latest changes in over 300 sets of distinct local rules. This enables us to offer customized, localized HCM services as our customers expand throughout China and overseas.

Technology-enabled service model

Technology is the backbone of our integrated HCM platform. It empowers us to serve a modern and increasingly global workforce that is complex, fluid and mobile through delivering customized and adaptable services.

The open architecture of our HCM platform and the applications built on it are highly adaptable. They allow organizations to conveniently integrate our platform with their existing databases, systems and processes as well as services provided by our ecosystem partners. Our multi-tenant IT architecture ensures superior reliability and scalability of our platform. Our open APIs enable our platform to bring together a variety of business partners to provide customized, employee-centric HCM services, maximizing business opportunities and user values on our platform.

Our cloud-based delivery model allows users to access our platform anywhere and anytime, obtain update-to-date data insights, and enjoy a user-centric experience. It also enhances scalability as our customers can stay with the same platform as they rapidly grow their workforce. We leverage technology to rejuvenate the traditional way of flexible staffing services by building user-friendly, mobile-accessible applications for our flexible staffing associates and their organizations to access our services.

Strong recurring revenue with substantial growth potential and cost efficiency

We benefit from a business model that generates recurring revenues with high visibility. We achieve this by adopting a subscription model for our core services and providing a comprehensive suite of HCM services that are generally recurring in nature. Under our subscription model, substantially all of our net revenues are generated by customer contracts with a term of at least one year. We achieved a customer retention rate of 98.7% in 2018 for group customers that individually contributed more than RMB500,000 in net revenues in 2017. Such group customers collectively individually contributed the vast majority of our net revenues in 2017.

We adopt a “land & expand” approach to maximize values for our customers and achieve economy of scales by cross-selling and up-selling our services to our existing customers in a cost-effective manner. In 2018, our revenue retention rate of our group customers in 2016 was 120.2%. Such group customers accounted for 71.7% of our total net revenues in 2018. In addition, by leveraging our industry reputation, we are able to acquire new customers through word-of-mouth referrals. This allows us to expand in a cost-effective manner. Our selling and marketing expenses only accounted for 5.1% and 5.5% of our net revenues in 2017 and 2018, respectively.

Visionary and experienced management team

We take pride in our management team for their entrepreneurship and creativity, which are embedded in our corporate culture. We have been continuously innovating our service offerings, enhancing our ecosystem, and pioneering the HCM industry in China.

Mr. Wei (Wayne) Wang, our Chairman and Chief Executive Officer, has over 25 years of senior executive experience in the United States and China. Before founding CDP 2004, Mr. Wang had served in senior roles with SAP America and other global organizations and accumulated deep HCM and business management experience around the world. Mr. Wang also has a strong business and technology background with degrees from leading Chinese and overseas schools. Ms. Wei Lu, our President, also has extensive HCM experience in China and the United States, with senior roles at various leading international companies such as Capgemini, Nortel and KPMG.

Other management members of CDP also have extensive experience in HCM, technology and finance, bringing substantial industry know-how from their prior roles with SAP, ADP, Deloitte, Capgemini, Oracle, Aon Hewitt, Intel and J.P. Morgan.

Our Strategies for Growth

We plan to carry out the following strategies to drive our long-term growth.

Expand customer base

The HCM needs of current customer base represents a small fraction of our total addressable market in China. We believe that the recent regulatory changes with respect to individual tax and social insurance represents an inflection point for the growing demand for high-quality HCM services provided by integrated HCM platforms like us. We will expand our customer base by deepening penetration in industries we already cover, as well as covering new industries with underserved HCM demands. In particular, we will focus on serving more fast-growing companies in China, whose employee bases are growing rapidly as those companies expand locally and internationally. Towards this, we will leverage our brand recognition, our deep HCM and technology capabilities, and expand our online and offline marketing efforts.

Diversify service offerings

We will continue to expand our own product and service offerings to cover the evolving HCM needs of our customers and their employees. We will leverage our expertise in the dynamic business and regulatory environments in China to introduce targeted services such as pension products. We will continue to offer more HCM services to our existing customer base through cross-selling and up-selling to address their increasingly complex HCM needs. We will also continue to invest in R&D to improve our existing service offerings.

Grow our ecosystem

The scale and reach of our platform is enhanced by our customers and business partners. We will continue to strengthen the functionality and offerings of our platform to attract more users and partners. We will empower our business partners as they grow on our CDP EcoSaaS™ platform by collaborating with them in innovative ways, as well as introducing more service providers to our platform, particularly through our EcoStore. Through working with a diversified group of service providers, we will continue to provide personalized services including financial services, healthcare and flexible benefits to employees.

Expand overseas with our customers

As our Chinese customers continue to expand overseas, we aim to serve our globally ambitions customers by enhancing our global service capabilities to meet their HCM needs in overseas markets. We plan to expand overseas capabilities through a combination of organic growth, selective investments and acquisitions, and partnerships with local service providers.

Market Opportunities

Throughout the years, we have built CDP into a leading integrated HCM platform in China. Our leadership positions us well in China’s massive HCM market with attractive growth potential. According to Frost & Sullivan, the size of HCM market in terms of revenue in China increased from approximately RMB176 billion in 2014 to RMB363 billion in 2018 and is expected to further increase at a CAGR of 18% to reach RMB842 billion in 2023. HCM market primarily consists of HR services and workforce management services. Particularly, SaaS-based payroll and benefits services represent a thriving segment within HR services and the market size is expected to reach nearly RMB13 billion in 2023, representing a CAGR of 30% from 2018 to 2023. The total size of the flexible staffing services market is also estimated to increase from RMB61 billion in 2018 to RMB176 billion in 2023 at a CAGR of 23%.

We believe that as global and Chinese organizations continue to focus on driving the happiness and productivity of their employees, they will continue to seek integrated, cloud-based HCM services enabling an employee-centric user experience. As a result, we expect that the CDP platform and the ecosystem that we cultivate around it will become their partner-of-choice for optimizing their increasingly complex human resources as they expand in China and globally.

The CDP EcoSaaS™ Platform

We have built a proprietary cloud-based platform that helps staff, compensate, organize and develop a globally workforce. Through this platform, our customers and their employees can access a comprehensive suite of HCM applications that can be easily accessed by users via mobile and PC devices and has intuitive interfaces and user-friendly functions.

Our platform integrates a variety of highly adaptable, accessible and effective applications, which enable both business managers and employees to manage their HCM processes and activities on a single platform. If needed, our platform can also be integrated seamlessly with customers’ existing HCM systems to optimize their operational efficiency. The diagram below shows our CDP EcoSaaS™ platform’s core technology architecture.

We have built an EcoStore on our platform, which offers our customers a variety of applications and services from our business partners and integrated on our platform. Our customers can subscribe for such applications and services we offer in the EcoStore via our platform at any time, which creates cross-selling and up-selling opportunities among our existing customers.

We offer our platform and applications to our customers on an enterprise-wide subscription basis, typically with a term of at least one year with automatic renewal options. The subscription fees we charge are based on the HCM services provided by us, the size of the customer’s workforce, and the number and types of HCM transactions processed on our platform.

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For employees. Our platform provides an abundance of applications to employees for them to manage their payroll and social security, enroll in various benefits and insurance plans, submit expense reimbursement claims, request vacations, interact with colleagues through posting their status and sending private messages, access a variety of value-added services, and manage other daily HR processes. The following screenshot illustrates the employee interface and key functions of our platform.

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For business managers. Through our applications, business managers of our customers can manage their HCM processes in a convenient and effective manner. Our platform enables them to handle a variety of HCM tasks simultaneously, including payroll and social security, benefit programs, other HR functions and workforce management. We also provide data analytics to inform HCM decision-making of business managers. The following screenshot illustrates the business manager interface and key functions of our platform.

•	For business partners

We disrupted the traditional way of procuring different HCM services from multiple, isolated service providers by creating an ecosystem of diversified business partners to deliver a wider range of applications on our integrated platform. As a core part of our growth strategies, we have developed a nourishing ecosystem of business partners on our CDP EcoSaaS™ platform to provide a wider array of HCM services to our customers and their employees. As of the date of this prospectus, we cooperated with more than 200 business partners, which include software and technology partners, insurance and healthcare vendors, flexible benefits partners, and other HR service providers.

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Software and technology partners. We work with leading technology vendors such as SAP Success Factors and Workday to integrate their systems with our platform to deliver a unified, seamless user experience to our customers with existing HCM systems powered by such partners.

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Insurance and healthcare vendors. We collaborate with both local and global insurance vendors such as China Life and Cigna & CMB to provide our customers with either standard or customized insurance plans that can meet their organizational needs and provide their employees with various healthcare products, such as physical checkup packages, that can be purchased on an individual basis.

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Flexible benefits partners. We partner with leading e-commerce and other internet-based service platforms such as JD.com and NetEase Yanxuan, to provide a variety of services to our customers such as sales of gift cards, and allow them to design flexible benefits programs that best serve their employees.

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Other HR service providers. We have established partnerships with various other HR service providers offering expenses management, local social security and payroll service providers, and workforce scheduling, to support our provision of a comprehensive suite of HCM services.

Our Services

Through our cloud-based platform, we offer comprehensive and customized HCM services to meet our customers’ diverse HCM needs and deliver measurable business efficiency. Our current service offerings consist of (i) integrated HR services and (ii) workforce management services.

Integrated HR Services

Payroll and Social Security

We offer a comprehensive set of cloud-based payroll, tax and social security management solutions to our customers and charge them a subscription fee calculated based on the type of the subscribed services and the number of employees served.

•	Payroll and Tax Management

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We provide payroll management services to address the full spectrum of enterprise payroll needs with accuracy and flexibility to support the unique needs of different organizations. Our customers can either outsource payroll management to us or use the payroll application offered on our platform to manage payroll process.

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Through our payroll application, we help our customers design customized payroll calculation algorithms, securely store employee data, organize employees into pay groups based on organizational needs, and configure accumulations, balance periods and balances.

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Our payroll application can be connected with customers’ existing systems such as sales management system that hosts data relevant to payroll calculation. It is also unified with other applications offered on our platform, including benefits programs, which provides customers with additional insights beyond payroll calculations.

•	Our payroll application includes built-in analytics to generate payroll reports and perform audits on payroll data.

•	Our tax management solution helps our customers with income tax calculation and withholding. We calculate income tax due from employees of our customers based on the payroll data.

The following screenshot illustrates the interface of our payroll management solution for business managers.

•	Social Security Management

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Our social security management solution helps our customers with calculation and contribution of social security for their employees required under the applicable law. Over the years, we have accumulated comprehensive knowledge on local social insurance laws and regulations.

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We calculate the contribution amount of social security based on our calculation algorithm and the payroll data we collected from our customers or, in most cases, automatically captured from payroll management application if the customer uses both services.

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We also work with local social security specialists across different cities in China and overseas who assist us with payment of social security. We adjust our social security calculation algorithm and update our customers in anticipation of regulatory changes.

CDP Life™ Benefits Programs

Our customers can subscribe for a wide range of insurance plans, flexible benefits, and healthcare products and offer them to their employees via our CDP Life™ platform. These products and services are mostly provided by our business partners and integrated on our platform. Through offering such products and services, CDP Life™ allows our customers to create customized benefit programs for their employees that best suit their organizational needs. Through CDP Life™, our customers can design, manage and adjust benefits plans, and enable their employees to make benefits elections and purchases on CDP Life™.

As part of their benefits programs, our customers grant credit points as compensation to their employees’ accounts on CDP Life™. Employees can subscribe for insurance products, healthcare products, and make other transactions on CDP Life™ either by using the credit points they have in their accounts or through online payment vendors such as Alipay.

The following screenshot illustrates the interface of CDP Life™ for employees.

•	Insurance Plans

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We collaborate with both local and global insurance companies to help our customers to select and design third-party insurance plans to offer to their employees. Through our assistance and by leveraging our relationship with insurance companies, our customers can compare and choose from a variety of insurance products or create their own customized insurance plans.

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Our CDP Life™ platform offers a comprehensive set of medical insurance, life insurance, travel insurance, pension plans, and dental and vision insurance for employees to subscribe for themselves and their family members. We currently offer on our platform more than 70 types of insurance policies provided by third-party insurance companies.

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Our platform also helps employees handle insurance claims and reimbursements, through which we can collect anonymized data to generate additional insights for our customers, such as their employees’ general health conditions and occupational risks. This enables our customers to better understand their employees’ healthcare needs and adjust their insurance plans if needed.

•	For each employee enrollment into the default insurance plan that our customers selected for them, we mainly receive from our customers an amount equal to the insurance premiums plus a mark-up.

•	Flexible Benefits

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We partner with leading e-commerce and other service platforms, such as JD.com and NetEase Yanxuan to offer goods or services on their platforms to employees through CDP Life™. Our business partners typically handle ancillary services such as logistics.

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Employees can use their credit points or make online payment to purchase goods and services offered on CDP Life™ usually at a discount to the market price depending on the commercial arrangements between our business partners and us.

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We generate net revenues by charging our customers a fixed transaction fee based on the prices of the goods that are purchased from third-party internet platforms through CDP Life™. For third-party services subscribed by employees through CDP Life™, we also charge a fixed rate of processing fee for each transaction based on the type of products or services purchased by such employees.

•	Health Management

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CDP Life™ enables our customers and their employees to manage health related matters online. As of the date of this prospectus, we collaborate with leading healthcare institutions in approximately 135 cities in China and manage physical checkup process for our customers across different cities. Employees can consult with physicians and schedule their physical checkups on our platform.

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Similar to our insurance services, the employees can upgrade their physical checkup packages and choose physical checkup packages for their family members or other healthcare products such as vaccination subscription on CDP Life™.

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For employees subscribing for the default physical checkup package that our customers selected for them, we charge our customers a fixed transaction fee based on the pricing of the selected physical check package.

Other HR Applications

We offer a wide range of other HR functions to our customers and charge them a fixed subscription fee calculated based on the type of the subscribed functions and the number of employees served.

•	Employment Lifecycle

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Hiring. Our recruitment application enables our customers to manage their recruitment process in a systematic and effective manner. Through our application, our customers can gather recruitment demands across different departments, develop recruitment plans, collect and review applicants’ information and interview feedbacks, and analyze data generated during the recruitment process.

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Onboarding and offboarding. Our onboarding and offboarding application streamlines the hiring and termination processes. The incoming employees can review and sign employment contracts, upload required documents and complete other onboarding procedures through mobile device, within as quickly as 30 minutes. HR managers of our customers can conduct orientation programs, collect information and monitor the status of onboarding and offboarding procedures on our platform. With our application, this process begins even before a new hire’s first day of work. We also collaborate with business partners to help our customers with background check services.

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Expenses management. This application eliminates the manual, paper-based processes associated with the traditional employee expense reimbursement process and allows our customers to control and monitor such process by setting clearly defined rules and parameters for reimbursement for employees. Employees can upload receipts when submitting their expense claims on our platform and access an expense dashboard where they can view the status of their submitted expense claims.

•	Employee Engagement and Recognition

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Our engagement and recognition application allows our customers to set up various programs to promote social interactions among employees and show recognition and appreciation for the contributions made by the employees to our customers. Employees can also redeem credit points accumulated from such appreciation and use the credit points to exchange for goods and services offered on CDP Life™.

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Medal wall. Our customers can design various medals to recognize certain skills or specialties an employee has or a performance milestone an employee achieves. Employees can post the medals they receive on their profile pages on our platform.

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Appreciation cards. Our customers can send to their employees and employees can send among each other on our platform appreciates cards which can contain only appreciative words or with credit points. Our customers can design different types of appreciation cards and incentivize the usage of appreciation cards to promote engagement by giving credit points to the senders or recipients.

•	Time and Attendance Management

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Our time and attendance application allows our customers to accurately and efficiently manage when, where and how employees report their working hours and shift scheduling needs. Customers can apply customized rules, use batch editing and deploy timecard management tools to manage complex time, attendance and scheduling needs.

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Employees can clock in and out through multiple methods, including using their mobile device or any device with an internet connection. Our application also automates and standardizes the time off request procedure and helps customers achieve staffing efficiency.

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Our application collects employees’ performance data to provide insights for managers to better understand and plan their scheduling needs. Time and attendance data are automatically processed and can be transferred to other applications for purposes such as payroll.

Workforce Management Services

In today’s workplace, employees are increasingly demanding flexible work schedules to achieve a better work-life balance. At the same time, organizations using flexible staffing benefit from improved labor and cost efficiency, risk management and productivity. Our flexible staffing customers typically include both large global and local organizations who have increasing flexible staffing demands due to business expansion and seek better control over operating costs associated with hiring and compensation.

A Cloud-Based Service Model

Our workforce management services are powered by our cloud-based platform. This cloud-based service model not only improves operational efficiency and productivity, but also contributes to the scalability of our workforce management services. As of the date of this prospectus, a total number of 16 operational and customer service professionals are capable of staffing, managing and serving approximately 17,000 associates to meet the growing customer demand for customized and effective flexible staffing services.

After engagement, we will assign each customer a dedicated account manager to collect and assess staffing demand. Then the staffing demand is matched with qualified workers, whom we refer to as “associates,” by searching through our talent pool maintained on our cloud-based platform. Once matched, we deploy our associates to the requesting customer. Due to our cloud platform and vast talent pool, we are able to provide associates to our customers within a short period of time upon their requests. We typically assign qualified associates in a timely manner after receiving a customer’s flexible staffing request.

During the term of the deployment of the associates to our customers, our platform continuously collects and analyzes performance, time and attendance and expenses data. This allows us to actively track the activities of our associates during the course of their employment, manage the payroll and social security of a geographically dispersed workforce, and provide our customers with relevant data insights into the productivity and performance our associates. We also focus on delivering a superior user experience to our associates. Through our cloud-based platform, we provide them with mobile access to their compensation, benefits and other employment related information, as well as user-friendly interfaces and functions that enable them to manage their employment activities anytime and anywhere. We believe that the convenience of our cloud-powered model and effectiveness of our flexible staffing also drives customer stickiness to our platform, which, coupled with the scalability and openness of our platform, leads to substantial cross-selling opportunities for other HCM services we offer.

Our Associates

We have a large candidate pool to select our associates from, consisting of individuals such as hourly workers, college students seeking work experience between school terms, retired experts, as well as freelancers. As of the date of this prospectus, our flexible staffing talent pool contain nearly one million candidates and we deploy the services of approximately 17,000 associates.

We hire associates through multiple channels, including our internal talent pool, our subscriptions to job portals where we post job openings, social media and other digital channels such as Weixin/WeChat and Weibo, referrals from candidates and customers, walk-in applications and online registrations by candidates for potential job opportunities on our platform. We use proven and reliable assessments to pinpoint candidates’ abilities and potential suitability to our customers’ needs.

Because we are able to find and hire associates in a timely manner, we generally do not maintain unassigned associates on our payroll and only hire associates after receiving staffing requests from our customers. Our flexible staffing model can easily adapt to the varying staffing needs of our customers throughout changing business environments. Our training equips associates with the ability to assist our customers in different positions such as receptionists and secretaries.

Candidates must successfully pass an initial interview process to enter into contracts with us. Once they pass interviews, we will arrange for training sessions for the selected candidates to help them prepare for their interviews with our customers. In some cases, our candidates may be subject to further selection by our customers before being deployed by us. We enter into employment contracts with the selected candidates with a fixed term and compensate them as associates on our payroll. We will also handle various employment administrative work such as calculation of payroll and handling employee benefits and social security for our hired associates. We keep in close contact with our associates as they provide services to our customers to ensure their service quality during their employment.

Employment Arrangements

We enter into fixed-term employment relationships with the relevant associates pursuant to applicable PRC labor laws and regulations. Under such contracts, the associates are employed by us and work on customer premises during the term of their deployment. During the term of the employment agreements, we are typically obligated to pay our associates even if they are terminated by our customers.

We pay the associates salaries and social security and charge our customers a fixed service fee for our staffing services. The premium we charge varies based on a number of factors, including costs of the services, urgency of the demand, required skill levels, potential for career growth and relationships with the customer. We charge our customers for our flexible staffing services on a per headcount basis and typically bill them on a monthly basis.

Global Opportunities

We see massive opportunities to expand in overseas markets. Leveraging our success and leadership in China, we are well positioned to address the burgeoning, unmet demand for HCM services as our customers expand into overseas markets. As of December 31, 2018, through our own branches and business partners, we had operations across Asia, including in key countries such as India and Japan to provide payroll and benefits services as well as workforce management services mostly for China customers expanding internationally.

Our Customers and Customer Services

Since 2017, we had served over 2,700 customer entities representing over 720 group customers as of December 31, 2018 and served approximately one million employee accounts as of the date of this prospectus. Our diverse customer base includes multinational companies and fast-growing local champions, spanning numerous industry categories including healthcare, retail, technology/internet, financial services, logistics, and manufacturing.

We have built a company culture centered on our customers’ success and employees’ satisfaction. We are committed to providing industry-leading, customer-oriented services to build sustainable and value-based relationship with our customers. For this reason, we assign each customer a specialist within a dedicated team. This one-to-one service is a key part of our customer service model and helps to ensure that we deliver industry-leading services and maintain high customer satisfaction.

Support

We currently offer support from our offices in 10 cities in China to enable customers to maximize the user experiences with our platform and solutions. We provide 24x7 customer support around the world through our online case management system. The support team regularly reviews issues with our quality assurance teams in order to continuously improve our platform and solutions.

To better serve our customers, we also built a dedicated team, Customer Success Center, to provide advice to customers on how to best utilize our products, solve critical problems in product application and provide them with information on the latest product upgrades. The Customer Success Center is also responsible for addressing complaints and concerns from our clients and providing solutions to mitigate and make-positive any unsatisfactory experiences.

Training and Consulting

We provide various trainings to our customers and their employees to understand how our platform and the functions and features our platform offers work, and keep them updated on the enhancements and new functions and features on our platform.

We have developed a team of consultants to assist customers on how to leverage our services during their HR digital transformations and also help our customers address questions they may have when using our platform and integrating our platform with their other business processes.

Sales and Marketing

We generate customer leads and promote our brand awareness primarily through word-of-mouth referrals by our existing customers, as well as online and offline marketing activities. Our marketing programs typically target finance and HR managers, technology professionals, and senior business leaders. Our principal marketing efforts include:

•	our annual industry conference, the CDP EcoSaaS™ Partners Summit;

•	online search engine marketing;

•	user conferences, executive events, trade shows and industry events;

•	customer programs, including regional user group meetings and our online customer community;

•	public relations and social media initiatives;

•	cooperative marketing efforts with our business partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars; and

•	sponsorships and participation in third-party marketing and industry events.

In additional to marketing programs, we have a dedicated sales team that leverages our existing customer relationship and industry reputation to convert sales leads to paying customers and to create cross-selling and up-selling opportunities and through word-of-mouth referrals. We believe this allows us to expand our customer base in a cost-effective manner.

Technology

Technology Infrastructure and Operations

Our multi-tenant architecture enables us to deliver our solution across our customer base with a single instance of our solution, while securely partitioning access to our customers’ respective application data. Because a single version of our solution is developed, supported and deployed across all of our customers, updates are delivered to all of our customers at the same time, making it easier to scale our services as the number of our customers and their employees expands.

We maintain diverse load-balanced Internet lines serviced by multiple networks to provide our customers with continuous access to our solution and their stored data. We back up our customer and employee data at regular intervals utilizing live replication, snapshots and cold archive methods of backup and manually monitor backup success and failure regularly. Our server cluster and database servers have redundant “hot swappable” disks to ensure continuous service in the event of a disk failure.

We host our cloud-based platform for our customers in secure data centers on AWS and AliCloud, and our customer data are stored in different countries according to our customers’ specifications. All of our critical systems are fully redundant and backed-up in real-time to these facilities. Security measures for our data centers include ID-oriented access control and alarm systems. Our physical server facilities also have environmental monitoring and extensive environmental controls such as heat and fire protection, moisture, temperature, and humidity sensors, backup power supply and exterior reinforced concrete walls.

Data Capabilities and Security

We build our big data analytics capability upon our technology infrastructure that is capable of efficiently handling complex computing tasks of extensive data instances and analytical dimensions. Based on the data we collected through or imported to our platform, we leverage big data analytics and artificial intelligence technology to provide insights to our customers operations, human resources and cost structure. We have also applied various AI technologies on our platform to enhance our data analytical capabilities.

We maintain a formal and comprehensive security program designed to ensure the confidentiality, integrity and availability of our customers’ and their employees’ data. During the regular course of business, we receive and employee data through our online system that we in turn process, record and store following ISO/IEC 27001:2013 certified controls and procedures. All communications with our servers that might contain sensitive information are encrypted before they leave the network and our servers are configured to only allow high-grade encryption algorithms.

We strictly regulate and limit all access to servers and networks at each of our facilities. Local network access is restricted by our authenticated server, using access control lists and remote network access is restricted by a firewall, which provides no accessible route from external networks to systems within our local network. We also employ network and host intrusion detection and prevention sensors throughout our infrastructure, systems that monitor that infrastructure and alert our security department of cybersecurity issues, a system for managing and installing patches for unsecure third-party applications and highly restricted access to the internet for anyone who has access to customer and employee data. Our information security department regularly performs penetration testing and we retain a third-party penetration testing company to conduct penetration tests and periodic audits to identify and remediate any issues.

Our applications are secured using multiple libraries and secure coding practices. Our IT infrastructure is secured and monitored using a number of best practices and tools at multiple layers of the physical and logical network. This security is also continually monitored by our information security department.

Research and Development

We have made substantial investments in research and development to introduce and upgrade our applications and technologies.

As of December 31, 2018, we had 210 employees dedicated to research and development. This team works closely with our customer support staff to enhance our application offerings and develop new applications. Our product development process follows a focused innovation and development timeframe in order to deliver well-developed applications and enhancements catering to the evolving HCM needs of our customers. Enabled by an agile software development lifecycle model, or commonly known as Agile SDLC, a key element of our development process is the close communication and interactions between customer and our product team, through which we are able to design and develop product features adapted to customers’ needs.

We built our proprietary platform from the ground up, and are continuously developing new applications and enhancements to optimize its performance. New applications or enhancements are verified by our quality assurance procedures including, but are not limited to, automated test, stress test and penetration test before we release them. Changes and updates to our applications are typically released on a monthly basis.

Intellectual Property

We rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights.

As of the date of this prospectus, we have registered 14 trademarks in China, including our core marks “CDP” and 63 copyrights in China, and 31 domain names, which include the domain names of our main operating websites. We are in the process of registering our CDP EcoSaaS mark in China.

We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on intellectual property rights, including trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our applications are more essential to establishing and maintaining our leadership in technology.

Our Employees

Our ability to recruit and retain qualified employees is critical to our continued success. We invest heavily in our training and leadership development programs to encourage the development and promotion of our employees. Substantially all of our employees were based in our offices in China as of December 31, 2018.

The following table sets forth the breakdowns of our employees (excluding associates employed by us for our workforce management services) by functions as of December 31, 2018:

Function	Number of Full-time Employees	Percentage
Research and development	210	33.9%
Platform operations and customer support
Integrated HR services	236	38.1%
Workforce management services	18	2.9%
Selling and marketing	82	13.2%
General and administrative	74	11.9%

Total	620	100.0%

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales force.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

We also employ associates for our workforce management services. See “—Workforce Management Services—Our Associates” for more details about our relationships with our associates.

Facilities

Our corporate headquarters are located in Shanghai, China, which include our operations and research and development facilities and consists of approximately 410 sq.m. under a lease that will expire in July 2020 and 1,700 sq.m. under a lease that will expire in September 2019. We also lease offices in Beijing, Hong Kong, Shenzhen, Guangzhou and several other second-tier cities in China.

Compliance and Certifications

We are subject to varying degrees of regulations in China and other jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. These regulations and laws cover, among others, information disclosure.

The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government agencies have adopted or are considering adopting laws and regulations affecting or regarding the collection, use and disclosure of personal information. In China, the MIIT’s

Rules on Protection of Personal Information of Telecommunications and Internet Users contain detailed requirements on the use and collection of personal information as well as measures required to be taken by internet information service providers and the Cyber Security Law prohibits activities, through the use of the network, that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. Further, because some of our customers have establishments in the European Union, the European Union’s General Data Protection Regulation (the “GDPR”) may impact our processing of certain client and employee information.

We voluntarily, and according to Frost & Sullivan, are the only HCM service provider based in China to, conduct third-party security examinations relating to our internal controls over financial reporting in accordance with System and Organization Controls 1 (“SOC 1”) and over internal controls, policies and procedure over system security with System and Organization Controls, 2 and 3 (“SOC 2” and “SOC 3”, respectively). Our SOC l, 2 and 3 examination is conducted every 12 months by one of the four largest independent international auditing firms, and addresses, among other areas, our compliance with SysTrust and WebTrust principles by evaluating our information system’s security, availability, processing integrity, confidentiality and privacy.

In addition, all of our data center and cloud storage partners have implemented privacy and security programs that are in compliance with the International Organization for Standardization (“ISO”), including the following:

•	ISO/IEC 27001 (Information Security Management);

•	ISO/IEC 27017 (Security Controls for the Provisions and Use of Cloud Services); and

•	ISO/IEC 27018 (Protection of Personally Identifiable Information).

Insurance

We do not maintain any property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Seasonality

We generally do not experience material seasonality with respect to our integrated HR services. However, because of the concentration of our customer base in the logistics industry, our flexible staffing business volume generally tracks the e-commerce retail seasonality patterns. For example, we generally experience less demand for our flexible staffing service during the Chinese New Year holiday season in the first quarter of each year. The demand for our flexible staffing services are typically significantly higher in the fourth quarter of each year due to major sales and promotion events organized by large e-commerce platforms in China.

Competition

We operate in the highly competitive HCM industry in China and are faced with intense competition, including competition for customers, technology and talents. We face competition from online and offline providers of HCM services based on a number of factors, mainly including the followings:

•	technology infrastructure and capabilities;

•	quality and pricing of services;

•	accumulated customer base;

•	compliance standards;

•	development of new service offerings; and

•	brand recognition and reputation.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition and larger student and user base. For discussion of risks relating to market competition, see “Risk Factors – Risks Related to Our Business and Industry – The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be adversely affected.”

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities, in matters relating to employment disputes, contractual disputes and others. We are not currently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. See “Risk Factors—Risks Related to Our Business and Our Industry—We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.”

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China.

Regulations Relating to Foreign Investment

Foreign Investment Law

On March 15, 2019, the Standing Committee of the NPC approved the PRC Foreign Investment Law, which will become effective on January 1, 2020 to replace the three existing laws on foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (the “FIEs”) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in China, including: (i) establishing FIEs in China either individually or jointly with other investors; (ii) obtaining share interests, equity interests, asset interests, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review for foreign investments implicating state security.

As FIEs, our PRC subsidiaries are required to comply with the laws and regulations described above. For detailed discussion of the risk associated with the Foreign Investment Law, see “Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Guidance Catalog of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or NDRC. In June 2017, MOFCOM and NDRC promulgated a revised Guidance Catalog of Industries for Foreign Investment, or the Catalog, which became effective in July 2017. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in projects fall into the restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. In June 2019, MOFCOM and NDRC promulgated the Special Management Measures for the Access of Foreign Investment and the Special Management Measures in Pilot Free Trade Zones, collectively, the Negative Lists, both of which became effective in July 2019. The Negative Lists expanded the scope of permitted industries, but ownership of foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications service, store-and-forward service and call center service) continues to be limited.

The Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from MOFCOM and Ministry of Industry and Information Technology, or MIIT, or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our value-added telecommunications business in China. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Related to Our Corporate Structure.”

Regulations Relating to HR Services

HR services agencies in China are mainly regulated by the PRC Ministry of Human Resource and Social Security, or the MOHRSS. Pursuant to the Provisions on Talent Market Administration jointly promulgated by the PRC Ministry of Personnel and the State Administration for Market Regulation (currently known as the State Administration for Industry and Commerce of the PRC), or the SAMR, on September 11, 2001 and latest amended on April 30, 2015 by the MOHRSS, any entity providing talent intermediary services in China must obtain a HR services license from the local Administration of Human Resources and Social Security. HR services agencies may engage in the following businesses: (i) collection, processing, storage and publication of information about HR supply and demand, and relevant consulting services; (ii) internet-based job information services; (iii) candidate recommendation; (iv) recruitment; (v) candidate training; (vi) candidate appraisal; and/or (vii) other businesses stipulated in relevant PRC rules and regulations.

Based on Interim Provisions on Administration of Sino-foreign Equity Joint Venture Recruitment Agencies, or the HR Interim Provisions, which was promulgated on September 4, 2003 and became effective on November 1, 2003 and subsequently amended on May 24, 2005 and April 30, 2015, in the case of foreign investors engaged in talent intermediary services or other related services intending to launch talent intermediary services agencies in the PRC, they are required to set up joint ventures with PRC talent intermediary services agencies, and obtain HR service licenses from the competent authorities. Pursuant to the HR Interim Provisions, for the establishment of a Sino-foreign joint venture talent intermediary services agency, domestic investors shall hold no less than 51% equity interests in such agency, and foreign investors shall hold no less than 25% equity interests in such agency. In addition, foreign investors are required to be foreign companies, corporations and other for-profit organizations that have previously provided talent intermediary services for at least three years and each investor of the sino-foreign joint venture should be of good reputation. The sino-foreign joint venture shall comply with relevant requirements on such as staff qualifications and office infrastructure. Pursuant to Supplementary Provisions on the HR Interim Provisions and Supplemental Agreements to Closer Economic Partnership Arrangements between the Mainland and Hong Kong and Macau, the aforementioned equity interest ratio restriction does not apply to a investor from Hong Kong or Macau that otherwise meets the requirements under the HR Interim Provisions, and it can directly or indirectly hold 100% equity interest in PRC companies that provide talent intermediary services.

On June 29, 2018, the State Council promulgated the Interim Regulations on Human Resources Markets, which became effective on October 1, 2018. HR service organizations are classified into two categories, namely, public HR service organizations and commercial HR service organizations. Public HR service organizations are the public employment and talent services organizations established by the PRC government at or above county level. Commercial HR service organizations are the organizations legally established that are engaging in HR services. To conduct employment agency activities, a commercial HR service organization shall apply to the administrative department of human resources and social security or its local counterparts for an administrative permit in accordance with the law. Where a commercial HR service institution engages in the business of HR services such as collection and release of the information on supply and demand of HR, guidance of employment and entrepreneurship, consultation on HR management, assessment of HR, training on HR and acceptance of outsourcing of HR services, it shall go through record-filing with the administrative department of human resources and social security or its local counterparts within 15 days from the date of commencement of the business.

In addition, according to the Provisions on Talent Market Administration and the Interim Regulations on Human Resources Market, as a HR service agency, the basic information and recruitment information such as number of employees to be recruited, recruitment conditions, work responsibilities, work place and basic labor remuneration released to the public or provided to the HR service institution by the employer shall be authentic and lawful and shall not contain any discriminatory information in the aspects such as nationality, race, sex or religious belief. According to the Contract Law of the PRC, or the Contract Law, promulgated by the NPC on March 15, 1993 and became effective on October 1, 1993, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees.

Pursuant to the Contract Law, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused.

Pursuant to the Implementing Measures for Labor Dispatch Administrative Licensing, which was promulgated by the MOHRSS on June 20, 2013 and became effective on July 1, 2013, to engage in labor dispatch business, an applicant shall apply for administrative licensing in accordance with the law to the competent administrative department of human resources and social security at its domicile. No entity and individual may engage in labor dispatch business without being licensed. Where the application submitted by an applicant satisfies statutory conditions, the relevant licensing authority shall grant the Labor Dispatching Business License to the applicant.

On January 24, 2014, the MOHRSS promulgated the Interim Provisions on Labor Dispatch, which became effective on March 1, 2014. Pursuant to the Interim Provisions on Labor Dispatch, a labor dispatch services provider shall fulfill the following obligations towards a dispatched worker: (i) truthfully inform the dispatched worker of the matters prescribed by the Labor Contract Law, the rules and regulations to be complied with, as well as the contents of the relevant labor dispatch agreement; (ii) establish a training system to provide job-related knowledge training, and safety and education training for the dispatched worker; (iii) pursuant to relevant provisions of the PRC and the relevant labor dispatch agreement, pay labor remunerations and relevant benefits to the dispatched worker in accordance with the law; (iv) pursuant to relevant provisions of the PRC and the relevant labor dispatch agreement, contribute social insurance premiums for the dispatched worker in accordance with the law, and go through relevant formalities relating to social insurance; (v) urge the relevant employer to provide labor protection, and labor safety and health conditions for the dispatched worker in accordance with the law; (vi) issue the proof for rescission or termination of the relevant labor contract in accordance with the law; (vii) assist in handling the disputes between the dispatched worker and the employer; and (viii) deal with other matters prescribed by laws, regulations and rules. In addition, dispatched workers may only be engaged to perform temporary, ancillary, replaceable job positions and the number of total dispatched employees used by an employer should not exceed 10% of its total number of employees where (i) “temporary job” means a position with a term of less than six months, (ii) “ancillary job” means a non-core business position that provides services for the core business of the employer and (iii) “substitute job” means a position that can be temporarily replaced with a dispatched worker for the period that a regular employee is away from work for vacation, study or other reasons.

Our PRC subsidiaries and VIE that are engaged in HR services are required to comply with the laws and regulations as described above. See “Risk Factors—Risks Related to our Business— If we fail to obtain or maintain all required licenses, permits and approvals or if we are required to take actions that are time-consuming or costly, our business operations may be materially and adversely affected.”

Regulations Relating to Labor Protection in the PRC

Employment

Initially promulgated in July 1994 and most recently amended in December 2018, the Labor Law sets out the regulatory framework and the principles for the rights and obligations of the employers and employees. Pursuant to the Labor Law, employees are entitled to fair employment, choice of occupation, labor remuneration, leave, a safe workplace, a sanitation system, social insurance and welfare and certain other rights. The working hours for employees may not exceed eight hours a day and no more than 44 hours a week on average. Employers shall establish and improve their work safety and sanitation system, educate employees on safety and sanitation and provide employees with a working environment that meets the national work safety and sanitation standards.

According to the Labor Contract Law, which was promulgated in June 2007 and amended in December 2012 by the Standing Committee of the NPC, requires that labor contracts must be executed in writing to establish labor relationships between employers and employees. Both employers and employees must perform their respective obligations stipulated in the labor contracts. Where workers are provided by a staffing company, the staffing company is the employer and performs the legal obligations of an employer toward the dispatched workers, including, among others, entering into a labor contract with a fixed term of more than two years with the workers and compensate for their labor. The staffing company must enter into a labor dispatch agreement with the entities that receive labor services. In the event of a violation of any legal provisions of the Labor Contract Law, administrative penalties may be imposed on employers by the competent PRC government authority in charge of labor administration, including warnings, rectification orders, fines, orders for payment of wages and compensation to employees, revocation of business licenses and other penalties. An entity receiving workers from a staffing company may be held jointly and severally liable together with the staffing company in case harm is done to workers as a result of such entity’s violation of the Labor Contract Law.

On December 29, 2007, the Standing Committee of the NPC promulgated the Law of the People’s Republic of China on Labor-dispute Mediation and Arbitration, according to which, when a labor dispute arises and the parties are not willing to have a consultation, or the consultation fails, or the settlement agreement reached is not performed, they may apply to a mediation institution for mediation. Where the parties are not willing to have mediation, or the mediation fails, or the mediation agreement reached is not performed, they may apply to a labor-dispute arbitration commission for arbitration. Unless otherwise restricted, where parties in disputes are dissatisfied with the arbitration, they may bring the case to a People’s court.

The PRC Employment Promotion Law, which became effective on January 1, 2008 and was further amended on April 24, 2015, requires that individuals have equal employment opportunities, both in hiring and in employment terms, without discrimination on the basis of ethnicity, race, gender, religious belief, communicable disease or domicile. Under this law, enterprises are also required to provide employees with vocational training.

Social Welfare

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Workplace Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, promulgated by the MOHRSS in September 2011 and effective in October 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. The Law on Social Insurance of the PRC, promulgated in October 2010 and amended in December 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Administrative Regulations on the Administration of Housing Fund, which was promulgated in and effective April 1999 and most recently amended in March 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer shall undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Our own employment activities and our payroll and benefits services and workforce management services are required to comply with the laws and regulations as described above.

Regulations Relating to Value-Added Telecommunication Business Operating Licenses

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council as the primary governing law on telecommunication services in September 2000 and most recently amended in February 2016. The Telecom Regulations set out the general regulatory framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to the commencement of their operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, effective March 2016 and amended in June 2019. Under the 2015 Telecom Catalog, both online data processing and transaction processing business and information service business, continue to be categorized as value-added telecommunication services, and the information service business as defined under the 2015 Telecom Catalog includes information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, and most recently amended in July 2017. The Telecom Permit Measures stipulated that service providers for basic telecommunications services and value-added telecommunications services need to obtain different operating licenses. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunication business operating licenses, or VATS Licenses. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders or business scope.

Regulations Relating to Internet Information Security and Privacy Protection

Our business requires us to collect, use and store confidential information, including, among other things, personally identifiable information, or PII, with respect to our customers and employees. We are subject to PRC laws and regulations relating to the processing, collection, use, retention, disclosure, security and transfer of PII. The Standing Committee of the NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

In recent years, the PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. The Standing Committee of the NPC promulgated a new National Security Law, effective July 2015 that covers various types of national security issues including technology security and information security. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary to protect national security and assist in crime investigations. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations Relating to Intellectual Property in the PRC

Copyright and Software Registration

The Standing Committee of the NPC promulgated the PRC Copyright Law in 1990 and revised it in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.

The Computer Software Protection Regulations promulgated by the State Council are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration.

Trademark

Pursuant to the Trademark Law of the PRC, as amended in 2019, the right to exclusive use of a registered trademark shall be limited to goods and services for which the use of such trademarks have been approved. A registered trademark shall be valid for ten years, counting from the day the registration is approved. Under the Trademark Law of the PRC, using a trademark that is identical or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, cease the infringement, take remedial action and pay associated damages.

Domain Name

According to the Administrative Measures on Internet Domain Names, or the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure. Any organization or individual may file an application to settle the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Regulations Relating to Tax in the PRC

Income Tax

The Enterprise Income Tax Law enacted by the NPC and the Implementing Rules of the Enterprise Income Tax Law promulgated by the State Council (or collectively, the PRC EIT Law) apply a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from sources inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

By promulgating and implementing a series of circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. In April 2009, the Ministry of Finance, or MOF, and the State Administration of Taxation, or SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In February 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, effective April 2011. In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, most recently a mended in November 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, amended in October 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay value-added tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

In April 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv )for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Regulations Relating to Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law issued in 1986 and most recently amended in 2016, and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in 1990 and most recently amended in 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. As FIEs, our PRC subsidiaries are required to comply with the aforementioned laws and regulations.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise promulgated by the SAFE, or SAFE Circular 19, allows FIEs to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a FIE and capital in Renminbi obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use (except for the foreign-invested real estate enterprises).

Pursuant to the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt, or the Net Assets Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to FIEs is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this prospectus, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for FIEs. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company becomes an overseas-listed company. See “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

M&A Rule and Overseas Listing

The MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the China Securities Regulatory Commission, or CSRC, and the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules require in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM’s approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed. The MOFCOM’s authority on anti-monopoly issues has been transferred to the SAMR since March 2018.

Our PRC legal advisor, King & Wood Mallesons, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the [NYSE/Nasdaq]. However, our PRC legal advisor has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized herein are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Wei (Wayne) Wang	56	Chairman and Chief Executive Officer
Wei Lu	53	Director, President
Michael David Ricks	58	Director
Kingsley Chan	42	Director
Pengfei Song	31	Director
Junyuan Tong	40	Director
Yong (Forrest) Wang	41	Chief Financial Officer
Jian (Jacky) Liu	42	Co-Chief Operating Officer
Feilu (Phil) Hou	39	Co-Chief Operating Officer

Wei (Wayne) Wang has served as Chairman and Chief Executive Officer since September 2004. Prior to founding CDP, Mr. Wang is a seasoned business executive with deep and extensive experience in business management, HCM and investment. He served as the Chief Information Officer at Schneider Electric Greater China from 2001 to 2003, a Managing Director at Ascend Capital from 2000 to 2001, a Senior Vice President at Envive from 1998 to 2000, a partner at Arthur Andersen from 1996 to 1998, a consulting director at SAP from 1992 to 1996, and a software architect at IBM from 1990 to 1992. Mr. Wang received his bachelor’s degree in computer science from Fudan University, master’s degree in computer engineering from the University of Iowa, and executive MBA from HEC Paris. He is currently a member of the President’s Global Council of New York University and served as the Founding Chairman of the Chinese Business Studies Initiative Advisory Board, School of Management at the University of San Francisco from 2014 to 2017. Mr. Wang was featured as a top business leader in HEC Paris’s “tomorrow is our business” global campaign in 2011. Mr. Wang is the husband of Ms. Lu.

Wei Lu has served as our director and our President from March 2016 and as our Chief Operating Officer from January 2005 to March 2016. Prior to co-founding CDP in 2004, Ms. Lu served as the Executive People Officer of Capgemini (Greater China) from 2002 to 2005. From 1996 to 2002, Ms. Lu led HR transformation programs at KPMG and Nortel, respectively. Ms. Lu received her bachelor’s degree in biochemistry from Nankai University and a master’s degree in physiology and biochemistry from the University of Iowa. Ms. Lu is the wife of Mr. Wang.

Michael David Ricks has served as our director since March 2012. Mr. Ricks is a managing partner of PacificPine Group. Mr. Ricks currently serves on the board of directors of ChinaCache International Holdings (Nasdaq: CCIH) and NSFocus Ltd. (CNSZ: 300369). Mr. Ricks received his bachelor’s degree in Chinese studies, mathematics and chemistry from the University of California, San Diego and his MBA from the University of Chicago.

Kingsley Chan has served as our director since October 2016. Mr. Chan is a managing director of Morgan Stanley. He also currently serves on the board of directors of IVD Medical Holding Limited (HKEx: 1931). Mr. Chan received his bachelor’s degree in economics from the University of London and his master’s degree in finance from the University of Cambridge.

Pengfei Song has served as our director since September 2019. Mr. Song is a vice president and executive director of Shanghai Tianji Venture Capital Management. Prior to that, Mr. Song co-founded Canygram and served as its chief operating officer. Mr. Song received his bachelor’s degree in optical information science and technology from the University of Shanghai for Science and Technology and his master’s degree in international commerce from Fudan University.

Junyuan Tong has served as our director since September 2019. Mr. Tong is the Vice President of CSV Capital Partners. Prior to joining CSV Capital Partners in March 2011, Mr. Tong served as a financial analyst of Taylor & Co. Business Advisors. Mr. Tong received his bachelor’s degree in finance and insurance from Wuhan University and his master of commerce and master of international business degrees from the University of Sydney.

Yong (Forrest) Wang has served as our Chief Financial Officer since February 2019. Mr. Wang has over 15 years of experience in corporate finance and engineering management. Before joining us, he served as the general manager of Wanda Sports Group (Nasdaq: WSG), overseeing its capital markets matters. Before joining Wanda Sports, he was the vice president of Sunlands Technology Group (NYSE: STG), in charge of its international business development. From 2010 to 2017, Mr. Wang worked at J.P. Morgan, Deutsche Bank and Morgan Stanley, focused on capital markets investments. Prior to that, he started his career with Intel Corporation as an engineering manager. Mr. Wang received his MBA from the Kellogg School of Management of Northwestern University.

Jian (Jacky) Liu serves as our Co-Chief Operating Officer. As a core founding member of CDP who joined us in 2004, Mr. Liu possesses over 18 years of extensive experience in human resources and operation management. His expertise focuses on the digital transformation of HCM processes and employees’ experience. Prior to joining us, Mr. Liu served as the head of HR consulting of Shanghai Tiancai Internet Technology Co., Ltd. Mr. Liu received his bachelor’s degree in information technology from Xi’an Jiaotong University.

Feilu (Phil) Hou has served as our Co-Chief Operating Officer since January 2016. He first joined us in 2005 as a solution manager. Between 2008 and 2012, Mr. Hou served as a consulting manager at Deloitte China. Mr. Hou has more than 15 years of deep experience in HCM consulting and service management through working at both global and Chinese consulting companies. Mr. Hou received his bachelor’s degree in human resources management from Shanghai Jiaotong University.

Employment Agreements and Indemnification Agreements

[We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for [two years] following the last date of employment.]

We [have also entered] into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of          directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of        , and is chaired by        . We have determined that        satisfy the requirements of Section 303A of the Corporate Governance Rules of the [NYSE]/[Nasdaq] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that        qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

[reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.]

Compensation Committee. Our compensation committee will consist of        and is chaired by        . We have determined that        satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the [NYSE/Nasdaq]. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	[overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.]

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of        , and is chaired by        . We have determined that        satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the [NYSE/Nasdaq]. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	[recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [NYSE/Nasdaq] rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. [In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.]

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable [NYSE/Nasdaq] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB7.9 million (US$1.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2019 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2019 Plan, in June 2019. The purpose of the 2019 Plan is to promote the success and enhance the value of our company by linking the personal interests of our officers, employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive to achieve outstanding performance to generate greater values for our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2019 Plan is 26,550,213 ordinary shares. As of the date of this prospectus, options to purchase a total of 22,184,979 ordinary shares are outstanding under the 2019 Plan, and all of such options have become fully vested and exercisable.

The following paragraphs summarize the key terms of the 2019 Plan.

Types of Awards. The 2019 Plan permits the awards of options as designed and approved by the plan administrator.

Plan Administration. The 2019 Plan shall be administrated by the board of directors or a committee of the board of directors or any such delegates as may be designated by the board of directors.

Eligibility. Any officer, employee, director or consultant of the company shall be eligible to participate in the 2019 Plan, as determined by the plan administrator.

Option Agreement. Each grant of an option under the 2019 Plan shall be evidenced and governed by an option agreement executed by the company and the optionee. The option agreement may include all applicable terms and conditions of the 2019 Plan and any other terms and conditions that are inconsistent with the 2019 Plan that the plan administrator deems appropriate.

Conditions of Award. The plan administrator of the 2019 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, vesting schedule, number of awards to be granted, exercise price, any restrictions or limitations on the award and term of each award.

Acceleration of Awards upon Change in Control. Upon a change of control of the company, if the award is not assumed or substituted, or repurchase, redemption or reacquisition or similar rights are not assigned, any award previously granted pursuant to the 2019 Plan shall vest immediately.

Changes in Capitalization. In the event of the declaration of a share dividend, dividend in property other than cash, a share split, an exchange of shares, a recapitalization or a similar transaction affecting the Company’s outstanding securities without receipt of consideration, proportionate adjustments to reflect the change in the number of shares shall be made to the number and/or class of shares.

Amendment, Suspension or Termination of the 2019 Plan. The board of directors may at any time amend, alter, suspend, or terminate the 2019 Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying outstanding options granted to our directors and executive officers under the 2019 Plan:

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/ Share)		Date of Grant	Date of Expiration
Wei (Wayne) Wang	—		—	—	—
Wei Lu	—		—	—	—
Michael David Ricks	—		—	—	—
Kingsley Chan	—		—	—	—
Pengfei Song	—		—	—	—
Junyuan Tong	—		—	—	—
Yong (Forrest) Wang	4,000,000	US$	0.01	June 30, 2019	June 29, 2029
Jian (Jacky) Liu	4,000,000	US$	0.01	June 30, 2019	June 29, 2029
Feilu (Phil) Hou	4,000,000	US$	0.01	June 30, 2019	June 29, 2029

All directors and executive officers as a group	12,000,000	US$	0.01	June 30, 2019	June 29, 2029

As of the date of this prospectus, other grantees as a group hold options to purchase 10,184,979 ordinary shares at an exercise price of US$0.01 per share.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-to-one basis, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 341,277,678 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus and         ordinary shares issued and outstanding immediately after the completion of this offering, including (i)        ordinary shares to be sold by us in this offering in the form of ADSs and (ii)        ordinary shares re-designated and converted from          issued and outstanding ordinary and preferred shares held by all of our ordinary and preferred shareholders, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares (as converted basis) Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%*	Number	%	%
Directors and Executive Officers:†
Wei (Wayne) Wang(1)	41,091,346	12.0
Wei Lu(2)	41,091,346	12.0
Michael David Ricks	—	—
Kingsley Chan	—	—
Pengfei Song	—	—
Junyuan Tong	—	—
Yong (Forrest) Wang(3)	4,000,000	1.2
Jian (Jacky) Liu(4)	4,000,000	1.2
Feilu (Phil) Hou(5)	4,000,000	1.2
All directors and executive officers as a group	94,182,692	26.7
Principal Shareholders:
Garamond Partners Limited(6)	82,182,692	24.1
China Broadband Capital Partners II, L.P(7)	64,616,180	18.9
Investor AB Entities(8)	54,984,751	16.1
North Haven Private Equity Asia Cleveland Company Limited(9)	40,384,740	11.8
CSV Capital Partners Entities(10)	37,699,315	11.0
Eight Roads Entities(11)	30,000,000	8.8
Suhua Zhang(12)	24,230,844	6.6
Sumitomo Corporation Equity Asia Limited(13)	20,000,000	5.9

Notes:
*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 341,277,678, being the total number of ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus, and (ii) the number of ordinary shares that such person or group is entitled to acquire within 60 days following the date of this prospectus.
**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The business address of our directors (other than Michael David Ricks, Kingsley Chan, Pengfei Song and Junyuan Tong, whose address is provided in notes below) and executive officers is Building D106, 1733 Lianhua Road, Shanghai, the People’s Republic of China.

(1)

Represents 41,091,346 ordinary shares held of record by Garamond Partners Limited, a British Virgin Islands Company. Mr. Wei (Wayne) Wang holds 50% equity interest in Garamond Partners Limited. Mr. Wei (Wayne) Wang disclaims beneficial ownership of the ordinary shares beneficially owned by Ms. Wei Lu through her shareholding in Garamond Partners Limited.

(2)

Represents 41,091,346 ordinary shares held of record by Garamond Partners Limited, a British Virgin Islands Company, Ms. Wei Lu holds 50% equity interest in Garamond Partners Limited. Ms. Wei Lu disclaims beneficial ownership of the ordinary shares beneficially owned by Mr. Wei (Wayne) Wang through her shareholding in Garamond Partners Limited.

(3)	Represents 4,000,000 ordinary shares that Mr. Yong (Forrest) Wang is entitled to purchase within 60 days of the date of this prospectus upon exercise of options granted to him under our 2019 Plan.
(4)	Represents 4,000,000 ordinary shares that Mr. Jian (Jacky) Liu is entitled to purchase within 60 days of the date of this prospectus upon exercise of options granted to him under our 2019 Plan.
(5)	Represents 4,000,000 ordinary shares that Mr. Feilu (Phil) Hou is entitled to purchase within 60 days of the date of this prospectus upon exercise of options granted to him under our 2019 Plan.
(6)

Represents 82,182,692 ordinary shares held of record by Garamond Partners Limited is a British Virgin Islands company that is controlled by Mr. Wei (Wayne) Wang and Ms. Wei Lu, each holding 50% of the equity interest of Garamond Partners Limited. The registered address for Garamond Partners Limited is Omar Hodge Building, Wickhams Cay, P. O. Box 362, Road Town, Tortola, British Virgin Islands.

(7)

Represents 64,616,180 Series C preferred shares held of record by China Broadband Capital Partners II, L.P., which is an exempted limited partnership registered in Cayman Islands. The general partner of China Broadband Capital Partners II, L.P. is CBC Partners II, L.P., which is controlled by Edward Tian. The registered address of China Broadband Capital Partners II, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. All the shares held by China Broadband Capital Partners II, L.P. will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(8)

Represents 31,500,000 and 13,500,000 Series B preferred shares and 9,984,751 Series C preferred shares held of record by Investor Investments Asia Limited, Investor Group Asia L.P. and IGC Asia Fund V, L.P., respectively. Investor Investments Asia Limited is a wholly-owned subsidiary of Investor Group Asia L.P. Investor Growth Capital Asia LLC is the general partner of each of Investor Group Asia L.P. and IGC Asia Fund V, L.P. Investor Growth Capital Asia LLC is controlled by a board of directors consisting of Michael V. Oporto, Laura Andrews and Lennart Johansson. Investor Growth Capital Asia LLC is deemed to share voting and investment power over the shares held by Investor Investments Asia Limited, Investor Group Asia L.P. and IGC Asia Fund V, L.P. The registered address of Investor Investments Asia Limited is PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands. The registered address of Investor Group Asia L.P. is Heritage Hall, PO Box 225, Le Marchant Street, St Peter Port, Guernsey, GY1 4HY, the United Kingdom. The registered address of IGC Asia Fund V, L.P. is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, the United States. All the shares held by Investor AB Entities will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(9)

Represents 40,384,740 Series D preferred shares held of record by North Haven Private Equity Asia Cleveland Company Limited is a Cayman Islands exempted company wholly owned by North Haven Private Equity Asia IV, L.P., which is managed by the private equity arm of Morgan Stanley. The registered address for North Haven Private Equity Asia Cleveland Company Limited is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. All the shares held by North Haven Private Equity Asia Cleveland Company Limited will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(10)

Represents (i) 17,500,000 Series A preferred shares and 5,169,294 Series C preferred shares held by CSV Capital Partners Ltd., a British Virgin Island company, (ii) 12,375,000 ordinary shares held by Han’s Holdings Group Limited, a British Virgin Island company, and (iii) 2,655,021 ordinary shares held by Function Investment Holdings Limited, a British Virgin Islands company. CSV Capital Partners Ltd., Han’s Holdings Limited and Function Investments Holdings Limited are each wholly owned by China Seed Ventures, L.P. China Seed Ventures, L.P. is controlled by China Seed Ventures Management Limited as its sole general partner, which is in turn controlled by Mr. Earl Ching-Hwa Yen. The registered address for CSV Capital Partners Ltd., Han’s Holdings Limited and Function Investments Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. All the shares held by CSV Capital Partners Ltd. will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(11)

Represents 28,921,500 and 1,078,500 Series B preferred shares held of record by Asia Ventures I LP and Eight Roads Asia Principals I LP, respectively. Eight Roads Asia Partners I LP is the general partner of each of Eight Roads Entities, and Eight Roads GP is the general partner of Eight Roads Asia Partners I LP. Eight Roads GP is ultimately controlled by Eight Roads Holdings Limited. The registered address of Asia Ventures I LP and Eight Roads Asia Principals I LP is Pembroke Hall, 42 Crow Lane, Pembroke HM12, Bermuda. All the shares held by Eight Roads Entities will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(12)

Represents 24,230,844 ordinary shares that Ms. Suhua Zhang is entitled to purchase at par value within 60 days of the date of this prospectus upon exercise of options granted to her pursuant to our Series D preferred share purchase agreement dated as of September 30, 2016.

(13)

Represents 20,000,000 Series B preferred shares held of record by Sumitomo Corporation Equity Asia Limited. As informed by Sumitomo Corporation Equity Asia Limited is a company incorporation in Hong Kong which is wholly owned by Sumitomo Corporation. The registered address for Sumitomo Corporation Equity Asia Limited is Unit C3, 23/F, United Centre, 95 Queensway, Hong Kong. All the shares held by Sumitomo Corporation Equity Asia Limited will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

As of the date of this prospectus, other than Mr. Wei (Wayne) Wang, Ms. Wei Lu, Garamond Partners Limited, Investor AB Entities, CSV Capital Partners, North Haven Private Equity Asia Cleveland Company Limited, and certain individual shareholders collectively holding 8,750,000 Series A preferred shares and 1,000,000 Series C preferred shares, none of our issued and outstanding ordinary shares or preferred shares is held by record holders in the United States. Other than Eight Roads Entities, none of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and its Respective Shareholders

See “Our History and Corporate Structure” for a description of the contractual arrangements by and among our PRC subsidiary, our VIE and each shareholder of our VIE.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Share Incentives

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital consists of US$100,000 divided into 743,115,260 ordinary shares with a par value of US$0.0001 per share, 26,500,000 Series A preferred shares with a par value of US$0.0001 per share, 100,000,000 Series B preferred shares with a par value of US$0.0001 per share, 90,000,000 Series C preferred shares with a par value of US$0.0001 per share, and 40,384,740 Series D preferred shares with a par value of US$0.0001 per share. As of the date of this prospectus, there are 98,872,713 ordinary shares and 26,250,000 Series A preferred shares, 95,000,000 Series B preferred shares, 80,770,225 Series C preferred shares, 40,384,740 Series D preferred shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be re-designated or converted into ordinary shares on a one-for-one basis and our authorized share capital immediately prior to the completion of this offering will be US$        divided into         ordinary shares with a par value of US$        per share.

With the approval of our shareholders, we [have conditionally adopted] a [fifth] amended and restated memorandum and articles of association, which will become effective and replace the current [fourth] amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have a single class of ordinary shares. Our authorized share capital upon completion of the offering will be US$         divided into         ordinary shares of a par value of US$         each. All issued and outstanding preferred shares will be automatically re-designated or converted into ordinary shares on a one-for-one basis immediately prior to the completion of this offering. Immediately upon the completion of this offering, we will have        ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. We will issue        ordinary shares represented by ADSs in this offering. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

[Ordinary Shares

General. Immediately prior to the completion of this offering, our authorized share capital is US$         divided into        ordinary shares, with a par value of US$        per share. Holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than          of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the [NYSE/Nasdaq]. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the [NYSE/Nasdaq] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NYSE/Nasdaq], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by [ordinary resolution] of our shareholders, or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.]

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The

Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Issuance of Ordinary Shares

On June 30, 2019, we issued 32,307,692 ordinary shares to Garamond Partners Limited, which is controlled by Mr. Wei (Wayne) Wang, our Chairman and Chief Executive Officer, and Ms. Wei Lu, our President, pursuant to the exercise of the board-approved stock option rights granted to Mr. Wei (Wayne) Wang and Ms. Wei Lu as our founders in the Series C preferred share purchase agreement among the Company, Mr. Wei (Wayne) Wang, Ms. Wei Lu and certain other parties dated as of February 16, 2012.

Issuance of Preferred Shares

On October 19, 2016, the Company issued aggregate of 40,384,740 Series D preferred shares to North Haven Private Equity Asia Cleveland Limited at an issuance price of US$0.50 per share for a total cash consideration of US$20,000,000.

As none of the holders of our preferred shares were related parties prior to such holders’ initial investment in our securities, the price of our preferred shares was determined based on negotiations between us and the investors and were approved by our board of directors. Our preferred shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of one-to-one, adjusted for share splits, share dividends, recapitalizations and similar transactions.

Shareholders Agreement

Our currently effective amended and restated shareholders agreement was entered into on October 19, 2016 by and among us, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain customary investor rights, including right of participation, right of first refusal, right of co-sale, and contains provision governing the board of directors and other corporate governance matters. Other than the following, those rights will automatically terminate upon the completion of this offering:

•

Information rights: the Company shall deliver to each preferred shareholders where applicable, of its annual reports to shareholders and quarterly and interim reports to shareholders and all other filings with any regulatory agency or any securities exchange promptly after such documents are filed.

•

Appointment of directors: North Haven Private Equity Asia Cleveland Company Limited, an affiliate of Morgan Stanley, will continue to be entitled to appoint one director, who has two votes at any meetings of the board of directors.

•

Transfer restrictions: so long as North Haven Private Equity Asia Cleveland Company Limited remains as a shareholder, and unless it otherwise agrees, Mr. Wei (Wayne) Wang, Ms. Wei Lu and Garamond Partners Limited or their affiliates may be allowed to transfer certain number of their equity interests in the Company provided that after the proposed transfer (i) they collectively hold no less than 25% of the total share capital of the Company (on a fully-diluted basis) and (ii) their collective ownership is greater or equal to North Haven Private Equity Asia Cleveland Company Limited’s ownership in the Company.

Registration Rights

Pursuant to our currently effective amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. Such registration rights would terminate upon the earlier of (i) the date of five (5) years after the closing of an initial public offering, or (ii) with respect to each preferred shareholder such time at which all registrable securities held by the preferred shareholder may be sold in any 90-day period under Rule 144 of the Securities Act without volume limitations or with respect to the registration rights in any jurisdictions other than the U.S., if the preferred shareholder is eligible to sell all of its registrable securities under securities laws comparable to Rule 144. Set forth below is a description of the registration rights granted under the agreement.

Registration Other Than on Form F-3.    At any time or from time to time after the earlier of (i) the third anniversary of the date of the amended and restated shareholders agreement or (ii) the date of six (6) months after the closing of the initial public offering, preferred shareholders may request in writing that we effect a registration by preparing and filing a registration statement in compliance with the Securities Act, or on any comparable form in connection with a registration in a jurisdiction other than the United States. Upon receipt of such a request, we shall promptly notify all other preferred shareholders in writing, effect a registration statement including any registrable securities of any holder who requests in writing to join such registration. We shall be obligated to effect no more than three (3) registrations that have been declared and ordered effective.

Registration on Form F-3.    If any holder requests that we file a registration statement on Form F-3 for a public offering of shares of registrable securities, the anticipated aggregate price to the public of which, net of selling expenses, would not be less than US$500,000, we shall cause these registrable securities to be registered for the offering on Form F-3, or any comparable form for registration in a jurisdiction other than the United States. We shall be obligated to effect no more than one (1) registration within any six (6)-month period.

Right of Deferral.    We are not obligated to register or qualify registrable securities (a) if in any particular jurisdiction, we would be required to execute a general consent to service of process in effecting the registration, unless we are already subject to service in that jurisdiction and except as required by the applicable securities laws under which the registration is being effected; (b) if we have, within the six-month period preceding the date of such request, effected a registration (other than a registration of securities in a transaction under Rule 145 of the Securities Act or with respect to an employee benefit plan or a registration from which the registrable securities of preferred shareholders have been excluded) ; or (c) we have the right to defer filing of a registration statement for up to 120 days if we furnish to those holders requesting registration a certificate signed by the President or Chief Executive Officer, stating that in good faith judgment of the board the filing of a registration statement would be materially detrimental to us and our shareholders. We cannot exercise this right and/or the deferral right more than once in any 12-month period.

Piggyback Registration Rights.    Subject to certain exceptions and limitations, if we propose to register any of our ordinary shares, we must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration whether or not any holder has elected to include securities in such registration.

Expenses of Registration.    We will pay all expenses relating to registration, fillings or qualifications, with certain limited exceptions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Shares

        , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents        shares (or a right to receive        shares) deposited with         , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at        .        ’s principal executive office is located at        .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender the ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have         ADSs outstanding, representing         ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [NYSE/Nasdaq], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, [our directors, executive officers and our existing shareholders] have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by [our directors, executive officers and our existing shareholders] may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately        ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NYSE/Nasdaq] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Shareholders Agreement—Registration Rights.”

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal advisor.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. [As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC.] As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Material U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our stock by

•	vote or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of

PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill relates.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of such year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Moreover, it is not entirely clear how the contractual arrangements between us, our VIE and its shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, we will hold a substantial amount of cash following this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. [In addition, if we are treated as a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes and our ADSs are not considered to be publicly traded “for the taxable year,” the value of our goodwill will not be taken into account for purposes of determining our PFIC status for the taxable year of this offering. Therefore, in such case we may be a PFIC for the current taxable year due to our substantial cash balances. We are not controlled by 10% “United States shareholders,” and are not aware that we should be treated as so controlled under the relevant constructive ownership attribution rules. Therefore, as far as we are aware we are not a CFC. However, because we have multiple shareholders that may possibly hold other investments of which we are not aware, there can be no assurance that we will not be treated constructively as a CFC under the constructive ownership attribution rules. If we were treated as a CFC constructively under such attribution rules, we may be treated as a PFIC for the current taxable year because under recently proposed regulations our ADSs would not have been treated as publicly traded for the taxable year (and accordingly, our goodwill may not be taken into account for purposes of determining our PFIC status for the current taxable year). If we were a PFIC for our current taxable year solely due to us being treated as a CFC constructively, and if we are not otherwise a PFIC for any other taxable year (as described below), U.S. Holders should consult their tax advisers as to whether a “deemed sale” or “mark-to-market” election (each described below) would be advisable to purge any PFIC taint for future taxable years.]

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIE) were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The [NYSE/Nasdaq], where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will not be available.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holders owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, we have agreed to sell severally to, and the underwriters named below, for whom [BofA Securities, Inc. and Citigroup Global Markets Inc.] (in alphabetical order) are acting as representatives, have severally and not jointly agreed to purchase, the following respective numbers of ADSs:

Underwriter	Number of ADSs
[BofA Securities, Inc.

Citigroup Global Markets Inc.]

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions in the underwriting agreement, such as the absence of any material adverse change in our business, the receipt by the underwriters of officer’s certificates, legal opinions and letters from us and the independent registered public accounting firm. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters are obligated, severally and not jointly, to purchase all the ADSs (other than those covered by the over-allotment option described below) if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. [If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.]

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

All sales of ADSs in the United States will be made through United States registered broker-dealers. Sales of ADSs made outside the United States may be made by affiliates of the underwriters. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States of America. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase [on a pro rata basis] up to          additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer the ADSs initially at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not in excess of $          per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the per ADS and total public offering price, compensation and estimated expenses we[ and the selling shareholders] will pay, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          ADSs.

	Per ADS	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting Discounts and Commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $         . [We have also agreed to reimburse the underwriters [for up to $[    ]] for [certain expenses relating to the offering] pursuant to the underwriting agreement. In accordance with FINRA Rule 5110, this reimbursed expenses are deemed underwriting compensation for this offering.]

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus[, except issuances pursuant to employee stock options outstanding on the date hereof.]

We, [our executive officers and directors and our existing shareholders] have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

[In addition, we have agreed to instruct          , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with the offering) unless we consent to such deposit or issuance. We have also agreed not to provide such consent without the prior written consent of the representatives. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.]

Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, the present state of our development, our future prospects, our markets, the history of, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

We intend to apply to have our ADSs listed on the [NYSE/Nasdaq] under the symbol “CDP.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of ADSs or preventing or retarding a decline in the market price of ADSs. As a result, the price of ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [NYSE/Nasdaq] or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. [Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and] may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act. This prospectus does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Notice to Prospective Investors in the United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE/Nasdaq] listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

Expenses	Amount
SEC registration fee	US$
[NYSE/Nasdaq] listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$

Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Jingtian & Gongcheng. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of CDP Holdings, Ltd as of December 31, 2017 and 2018 and for the years then ended appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

CDP HOLDINGS, LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CDP Holdings, Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDP Holdings, Ltd (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders’ deficits and cash flows for the years ended December 31, 2017 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2017 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Shanghai, the People’s Republic of China

September 11, 2019

CDP HOLDINGS, LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		209,479	203,199	29,554
Restricted cash		1,600	1,600	233
Accounts receivable (net of allowance of RMB300 and RMB452 (US$66) as of December 31, 2017 and 2018, respectively)	4	67,190	104,160	15,149
Prepaid expenses and other current assets	5	63,486	116,243	16,907

Total current assets		341,755	425,202	61,843

Non-current assets:
Property and equipment, net	6	3,859	4,976	724
Intangible assets, net	7	23,286	22,545	3,279
Deferred tax assets	10	945	945	137
Other non-current assets		1,195	1,195	174

Total non-current assets		29,285	29,661	4,314

TOTAL ASSETS		371,040	454,863	66,157

LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ (DEFICITS) EQUITY:

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB182,949 and RMB290,073 (US$42,190) as of December 31, 2017 and 2018, respectively):

Accounts payable		8,331	13,431	1,953
Deferred revenue		3,556	3,648	531
Accrued expenses and other current liabilities	8	200,083	304,590	44,301

Total current liabilities		211,970	321,669	46,785

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB10,070 and RMB13,197 (US$1,919) as of December 31, 2017 and 2018, respectively):

Deferred tax liabilities	10	5,575	5,386	783
Unrecognized tax benefits	10	5,361	8,792	1,279

Total non-current liabilities		10,936	14,178	2,062

TOTAL LIABILITIES		222,906	335,847	48,847

Commitments and contingencies	13

The accompanying notes are an integral part of the consolidated financial statements.

CDP HOLDINGS, LTD

CONSOLIDATED BALANCE SHEETS  (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

		As of December 31,			Pro forma shareholders’ equity as of December 31,
		2017	2018		2018
		RMB	RMB	US$	(Unaudited) RMB	(Unaudited) US$
LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ (DEFICITS) EQUITY (CONTINUED):

Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 26,500,000 shares authorized as of December 31, 2017 and 2018; 26,250,000 shares issued and outstanding as of December 31, 2017 and 2018)	11	24,654	24,654	3,586	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0001 par value; 100,000,000 shares authorized as of December 31, 2017 and 2018; 95,000,000 shares issued and outstanding as of December 31, 2017 and 2018)	11	142,700	142,700	20,755	—	—
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$0.0001 par value; 90,000,000 shares authorized as of December 31, 2017 and 2018; 80,770,225 issued and outstanding as of December 31, 2017 and 2018)	11	179,982	179,982	26,177	—	—
Series D convertible redeemable preferred shares (“Series D Preferred Shares”) (US$0.0001 par value; 40,384,740 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	11	211,878	211,878	30,816	—	—

Total mezzanine equity		559,214	559,214	81,334	—	—

Shareholders’ (deficits) equity:
Ordinary shares (US$0.0001 par value; 743,115,260 shares authorized as of December 31, 2017 and 2018; 66,565,021 shares issued and outstanding as of December 31, 2017 and 2018; 308,969,986 shares issued and outstanding as of December 31, 2017 and 2018, pro forma)		54	54	8	220	32
Additional paid-in capital		12,136	12,136	1,765	571,184	83,075
Accumulated deficits		(414,656)	(445,850)	(64,846)	(445,850)	(64,846)
Accumulated other comprehensive loss		(8,614)	(6,538)	(951)	(6,538)	(951)

Total shareholders’ (deficits) equity		(411,080)	(440,198)	(64,024)	119,016	17,310

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ (DEFICITS) EQUITY		371,040	454,863	66,157	454,863	66,157

The accompanying notes are an integral part of these consolidated financial statements.

CDP HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		For the years ended December 31,
	Note	2017	2018
		RMB	RMB	US$
Net revenues:
Integrated HR services	9	89,492	131,586	19,138
Workforce management services	9	398,280	613,187	89,185

Total net revenues	9	487,772	744,773	108,323

Cost of revenues		(434,459)	(670,240)	(97,482)

Gross profit		53,313	74,533	10,841

Operating expenses:
Selling and marketing expenses		(24,782)	(41,100)	(5,978)
General and administrative expenses		(45,852)	(55,556)	(8,080)
Research and development expenses		(23,562)	(37,686)	(5,481)

Total operating expenses		(94,196)	(134,342)	(19,539)

Loss from operations		(40,883)	(59,809)	(8,698)

Interest income, net		4,296	4,024	585
Other income, net		30,117	26,390	3,838
Foreign exchange (loss) gain, net		(817)	1,449	211

Loss before income tax		(7,287)	(27,946)	(4,064)

Income tax benefits (expenses)	10	23	(3,248)	(472)

Net loss		(7,264)	(31,194)	(4,536)

Net loss attributable to the Company’s ordinary shareholders		(7,264)	(31,194)	(4,536)

Loss per share:
Ordinary shares—basic and diluted	12	(0.11)	(0.47)	(0.07)
Weighted average shares outstanding used in calculating basic and diluted loss per share:	12
Ordinary shares—basic and diluted	12	66,565,021	66,565,021	66,565,021
Pro forma loss per share (unaudited):
Basic and diluted	12		(0.10)	(0.01)
Weighted average number of ordinary shares used in pro forma loss per share computation (unaudited):
Basic and diluted	12		308,969,986	308,969,986

The accompanying notes are an integral part of these consolidated financial statements.

CDP HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS  (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		For the years ended December 31,
	Note	2017	2018
		RMB	RMB	US$
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(6,722)	2,076	302

Total comprehensive loss		(13,986)	(29,118)	(4,234)

Total comprehensive loss attributable to the Company’s ordinary shareholders		(13,986)	(29,118)	(4,234)

The accompanying notes are an integral part of these consolidated financial statements.

CDP HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ deficits
	Number of Shares	Amount
Balance as of January 1, 2017	66,565,021	54	12,136	(407,392)	(1,892)	(397,094)
Net loss	—	—	—	(7,264)	—	(7,264)
Other comprehensive loss	—	—	—	—	(6,722)	(6,722)

Balance as of December 31, 2017	66,565,021	54	12,136	(414,656)	(8,614)	(411,080)

Net loss	—	—	—	(31,194)	—	(31,194)
Other comprehensive income	—	—	—	—	2,076	2,076

Balance as of December 31, 2018	66,565,021	54	12,136	(445,850)	(6,538)	(440,198)

Balance as of December 31, 2018 (US$)		8	1,765	(64,846)	(951)	(64,024)

The accompanying notes are an integral part of these consolidated financial statements.

CDP HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(7,264)	(31,194)	(4,536)

Adjustments to reconcile net loss to net cash used in operating activities:
Loss from disposal of property and equipment	9	37	5
Depreciation and amortization	2,093	2,909	423
Allowance for doubtful accounts of accounts receivable	273	152	22
Deferred income tax	(94)	(189)	(27)
Foreign exchange loss (gain), net	817	(1,449)	(211)
Changes in operating assets and liabilities:
Accounts receivable	(16,423)	(37,122)	(5,399)
Prepaid expenses and other current assets	(27,116)	(50,681)	(7,371)
Accounts payable	85	5,100	742
Accrued expenses and other current liabilities	17,687	104,786	15,240
Unrecognized tax benefits	(88)	3,431	499

Net cash used in operating activities	(30,021)	(4,220)	(613)

Cash flows from investing activities:
Purchase of property and equipment	(2,605)	(3,013)	(438)
Purchase of intangible assets	(13,591)	(339)	(49)
Proceeds from disposal of property and equipment	6	31	5

Net cash used in investing activities	(16,190)	(3,321)	(482)

Cash flows from financing activities:
Capital lease payments	(404)	(188)	(27)

Net cash used in financing activities	(404)	(188)	(27)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(817)	1,449	211

Net decrease in cash, cash equivalents and restricted cash	(47,432)	(6,280)	(911)

Cash, cash equivalents and restricted cash at beginning of the year	258,511	211,079	30,698

Cash, cash equivalents and restricted cash at end of the year	211,079	204,799	29,787

Supplement disclosure of cash flow information:
Income tax paid	211	135	20
Interest received	4,296	4,024	585
Supplement disclosure of non-cash information:
Purchase consideration for intangible assets included in accrued expenses and other current liabilities	5,000	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	209,479	203,199	29,554
Restricted cash	1,600	1,600	233

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	211,079	204,799	29,787

The accompanying notes are an integral part of these consolidated financial statements.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

CDP Holdings, Ltd (the “Company”) was incorporated as a limited company under the law of Cayman Islands on April 3, 2006. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, together with its subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) are primarily engaged in providing human capital management (“HCM”) services in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2018, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of acquisition/ incorporation	Place of establishment/ incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries:
CDP Group Limited (“CDP Group”)	August 5, 2004	British Virgin Islands (“BVI”)	100%	Holding Company
CDP Group (Hong Kong) Limited (“CDP HK”)	June 3, 2015	Hong Kong	100%	Holding Company
CDP Information Technology (Shanghai) Co., Ltd. (“WFOE”)	October 21, 2004	PRC	100%	HCM services

VIE:
Shanghai Caishuo Talent Information Co., Ltd. (“VIE”)	March 13, 2008	PRC	Nil	HCM services

VIE’s subsidiaries:
Kunshan Caishuo Human Resources Service Co., Ltd.	July 21, 2011	PRC	Nil	HCM services
Shanghai Caishuo Human Resources Service Co., Ltd.	September 2, 2014	PRC	Nil	HCM services
Ningbo Caishuo Human Resources Service Co., Ltd.	January 21, 2014	PRC	Nil	HCM services
Changshu Caishuo Human Resources Co., Ltd.	October 20, 2016	PRC	Nil	HCM services

As PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses, the Company conducts its businesses in the PRC substantially through the VIE and VIE’s subsidiaries. The WFOE entered into share pledge agreements with the nominee shareholders of the VIE, for the equity interests in the VIE held by the shareholders of the VIE (the “Nominee Shareholders”). In addition, the WFOE entered into Exclusive Purchase Right Contracts with the VIE and Nominee Shareholders of the VIE and each of the Nominee Shareholders signed Power of Attorney to WFOE, which provide WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Also, the WFOE entered into a Exclusive Business Cooperation Agreement which entitle the WFOE to receive economic benefits from the VIE that potentially could be significant to the VIE.

Despite the lack of technical majority ownership, the WFOE has effective control of the VIE through a series of contractual agreements (the “VIE agreements”) and a parent-subsidiary relationship exists between the WFOE and the VIE. Through the VIE agreements, the Nominee Shareholders of the VIE effectively

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

assign all their voting rights underlying their equity interests in the VIE to the WFOE, and therefore, the WFOE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WFOE also has the right to receive economic benefits that potentially could be significant to the VIE. Therefore, the WFOE is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with Accounting Standards Codification (“ASC”) topic 810-10 (“ASC 810-10”), Consolidation: Overall.

The following is a summary of the VIE agreements:

(1)	Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement effective on June 4, 2008, the WFOE or its designated party has the exclusive right to provide the VIE with technical and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. The agreement was effective for 10 years from June 4, 2008.

(2)	Exclusive Purchase Right Contracts

Pursuant to the Exclusive Purchase Right Contracts entered into amongst the VIE, the Nominee Shareholders and the WFOE on June 4, 2008, which were amended and restated on September 30, 2016, the Nominee Shareholders granted the WFOE or its designated party, an irrevocable and exclusive right to purchase all or a portion of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion at a price of RMB10 or the minimum price permitted by applicable PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in the VIE. The agreement was effective for 10 years from September 30, 2016.

(3)	Equity Pledge Contract

Pursuant to the Equity Pledge Contract entered into amongst the WFOE, the VIE and the Nominee Shareholders on June 4, 2008, which were amended and restated on April 2, 2018, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations. The WFOE shall have the right to collect dividends generated by the pledged shares during the term of the pledge. If the VIE or the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, the WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in the VIE without prior consent of the WFOE. The WFOE and the Nominee Shareholders completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law. The agreement was effective for 10 years from April 2, 2018.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(4)	Power of Attorney

The Nominee Shareholders have signed irrevocable Power of Attorney on June 4, 2008, which was amended and restated on January 23, 2018, to appoint the WFOE, or its designated party, as the attorney-in-fact to act on the Nominee shareholders’ behalf on all rights that the shareholders have in respect of such shareholders’ equity interest in the VIE conferred by relevant laws and regulations and the articles of association of the VIE. The rights include but not limited to attending shareholders meeting, exercising voting rights and transferring all or a part of the equity interests of VIE held by the shareholders. The term of the agreement remains effective as long as each Nominee Shareholder remains as a shareholder of the VIE. The VIE and the Nominee Shareholders have no right to unilaterally terminate the agreement.

In August 2019, the VIE Agreements were supplemented by the following terms:

(1)	Exclusive Business Cooperation Agreement

The Exclusive Business Cooperation Agreement will expire on June 4, 2028 unless terminated earlier due to gross negligence or fraud of the WFOE or by the WFOE’s 30 days prior written notice. The supplement to Exclusive Business Cooperation Agreement shall be deemed to be effective as of June 4, 2008.

(2)	Exclusive Purchase Right Contracts

•	Any proceeds received by the Nominee Shareholders from the exercise of the right shall be remitted to the WFOE, to the extent permitted under the PRC laws; and

•	The Exclusive Purchase Right Contracts will expire on June 4, 2028 and the WFOE may decide, at its sole discretion, to extend the term.

(3)	Equity Pledge Contract

The Equity Pledge Contract will expire on June 4, 2028 and the WFOE may decide, at its sole discretion, to extend the term.

(4)	Loan Contracts

Pursuant to the Loan Contracts entered into between the VIE’s Nominee Shareholders and the WFOE, effective from March 4, 2008, the WFOE provided loans to the Nominee Shareholders for the purpose of corporate operations of the VIE or other legitimate use permitted by the WFOE. The Nominee Shareholders has pledged their equity interests in the VIE pursuant to the Equity Pledge Contracts to secure such loans and other obligations. The WFOE undertakes that it will provide unconditional financial support to the VIE pursuant to the terms of the Loan Contracts and irrevocably agrees to forgive the loans if the VIE is not able to repay the loans, which was subsequently taken over by the Company on August 23, 2019 as discussed in (5) below. The loans can be repaid by Nominee Shareholders by transferring their respective equity interests in the VIE pursuant to Exclusive Purchase Right Contracts. The agreements shall remain in effective until June 4, 2028 unless otherwise extended by a unilateral written consent of the WFOE.

(5)	Financial Support letter

Pursuant to the financial support letter provided by the Company on August 23, 2019, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(5)	Financial Support letter (Continued)

permissible under the applicable PRC law and regulations, whether or not any such operational loss is actually incurred. The Company will forego the right to seek repayment in the event the VIE are unable to repay such funding.

(6)	Resolutions of all Shareholders and resolution of the Board of Directors of the Company

The Shareholders and the Company’s Board of Directors resolved that the rights under the Power of Attorney and the Exclusive Purchase Rights Contracts were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

As a result, the power and the rights pursuant to the Power of Attorney have since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, hold all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIE since August 2019. As the VIE was subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the VIE Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Group’s legal counsel, (i) the ownership structure of the Group and its VIE is in compliance with PRC laws and regulations; and (ii) the contractual arrangements with the VIE and their shareholders are valid, binding and not in violation of current PRC laws or regulations; (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet financial services platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2017	2018
	RMB	RMB	US$

Cash and cash equivalents	107,331	127,353	18,523
Restricted cash	1,600	1,600	233
Accounts receivable, net	51,483	93,545	13,606
Prepaid expenses and other current assets	48,388	106,551	15,497
Inter-company receivables *	26,805	71,574	10,410

Total current assets	235,607	400,623	58,269

Property and equipment, net	802	2,243	326
Intangible assets, net	22,819	21,904	3,186
Deferred tax assets	945	945	137
Other non-current assets	1,195	1,195	174

Total non-current assets	25,761	26,287	3,823

TOTAL ASSETS	261,368	426,910	62,092

Accounts payable	34,743	41,360	6,016
Deferred revenue	1,729	1,735	252
Accrued expenses and other current liabilities	146,477	246,978	35,922
Inter-company payables *	62,434	113,542	16,514

Total current liabilities	245,383	403,615	58,704

Deferred tax liabilities	5,575	5,386	783
Unrecognized tax benefits	4,495	7,811	1,136

Total non-current liabilities	10,070	13,197	1,919

TOTAL LIABILITIES	255,453	416,812	60,623

* Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Company’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$

Total revenues	430,042	676,432	98,383
Net loss	(10,333)	(9,158)	(1,332)

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$

Net cash provided by operating activities	16,623	4,507	656
Net cash used in investing activities	(28,706)	(8,707)	(1,266)
Net cash (used in) provided by financing activities	(399)	17,617	2,562

As of December 31, 2017 and 2018, there was no pledge or collateralization of the assets of the VIE and its subsidiaries. The amount of the net assets of the VIE and subsidiaries of the VIE was RMB5,915 and RMB10,098 (US$1,469) as of December 31, 2017 and 2018, respectively. The creditors of the VIE and subsidiaries of VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The Company did not provide nor intends to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its consolidated subsidiaries, the VIE and its subsidiaries for which the Company is the primary beneficiary of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, standalone selling prices of performance obligations of revenue contracts, recoverability of receivables, useful lives and impairment for long-lived assets, valuation allowance for deferred tax assets and unrecognized tax benefits. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency

The functional currency of the Company and CDP Group is US$ and its reporting currency is RMB. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB and the

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency  (Continued)

functional currency for the Company’s subsidiaries in Hong Kong is Hong Kong dollar, which is determined based on ASC topic 830 (“ASC 830”), Foreign Currency Matters.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The reporting currency of the Group is the RMB. The financial statements of the Company and the Company’s subsidiaries outsider PRC are translated from the functional currency to the reporting currency.

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash mainly represents cash deposits required by China Insurance Regulatory Commission for engaging in insurance brokerage activities.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Group early adopted the updated guidance retrospectively and presented restricted cash within the ending cash, cash equivalents and restricted cash balance on the Group’s consolidated statements of cash flows for the years ended December 31, 2017 and 2018.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net of allowance

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category:	Estimated Useful Life
Computer and office equipment	3-5 years
Vehicles	5 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense when incurred, whereas the cost of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed. Intangible assets have estimated economic lives from the date of purchase as follows:

Category:	Estimated Useful Life
Software	5 years
Insurance brokerage license	30 years

The Group does not have any indefinite-lived intangible assets.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including fixed assets and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of carrying amount over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets  (Continued)

No impairment loss was provided for the years ended December 31, 2017 and 2018.

Revenue recognition

Effective January 1, 2017, the Group elected to early adopt the requirements of Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (Topic 606) using the full retrospective method. The Group’s revenues are primarily derived from the provision of integrated HR services and workforce management services. Revenue is recognized to depict the provision of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services under Topic 606. The impact of adopting the new revenue standard was not material to the Group’s consolidated financial statements.

Integrated HR Services

The Group provides integrated HCM services to its customers, typically including payroll, tax and social security management, benefits programs, workforce management, and other HR applications. Customers can choose to utilize a single service or a combination of services. The Group has a single or multiple performance obligations depending on the number of services requested and typically charges its customers based on a fixed subscription fee per employee of customers for the HR services the customers subscribed. The performance obligation to customers is satisfied when transactions are processed and tasks are completed. Revenue is recognized at a point in time when the performance obligation is satisfied upon the completion of service.

Workforce Management Services

The Group provides outsourcing services by sending its associates to customers in accordance with customers’ requirements. The Group is subject to the contractual rights and obligations under the labor contracts entered with these associates in accordance with the existing PRC Labor Law and other related labor regulations. The Group controls the services provided by its associates and is responsible for replacements if the customers are not satisfied with the associates’ performances. The Group has a single performance obligation to provide its associates’ services to the customers and charges a fixed fee for the services that the Group’s associates provide to its customers, which may vary based on factors including the associates’ skillsets, the type of work provided to the customers and the urgency of the work to be completed. As the customers simultaneously receive and consume the benefits provided by the Group’s associates as they perform, revenue for workforce management solution services is recognized over time when the outsourcing service is performed.

Contract assets and liabilities

When the Group performs by providing services to a customer before the customer pays consideration or before payment is due, the Group recognizes its unconditional right to consideration as a contract asset, which is included in prepaid expenses and other current assets on the consolidated balance sheets. When a customer pays consideration before the Group provides services, the Group records its obligation as a contract liability, which is classified as deferred revenue on the consolidated balance sheets.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Value added taxes and related surcharges

The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or 17%. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% since April 2019.

VAT are recorded as reduction of revenues when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT supported by valid VAT invoices received from suppliers against their output VAT liabilities. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue because it is not imposed concurrent with the revenue. Surcharges are recorded in cost of revenues when incurred and amounted to RMB3,707 and RMB5,345 (US$777) for the years ended December 31, 2017 and 2018, respectively.

Cost of revenues

Costs of revenues primarily consist of compensation of the platform implementation and customer service staff, third-party supplier costs, costs associated with the cloud infrastructure used for the platform, salaries and social security costs of the associates and other expenses directly attributed to the Group’s principal operations.

Selling and marketing expenses

Selling and marketing expenses primarily consist of salaries and benefits, advertising and market promotion expenses and other expenses incurred by the Group’s sales and marketing personnel.

For the years ended December 31, 2017 and 2018, advertising expenses were RMB3,862 and RMB4,780 (US$695), respectively.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits, bad debt provision, office rental, depreciation and amortization and other expenses incurred by the Group’s management and administrative departments.

Research and development expenses

Research and development expenses include salaries and benefits for research and development personnel, other headcount-related expenses associated with software development to support the Group’s business operations and depreciation of property and equipment. The Group expenses research and development expenses as they are incurred.

Government Subsidies

The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as other operating income when the conditions are met. The government subsidies with no further conditions to be met are recorded as other income when received. Where the grant relates to an asset, it is recognized as deferred government grant and released to the consolidated statements of comprehensive

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government Subsidies  (Continued)

loss in equal amounts over the expected useful life of the related asset, when operational, as other operating income.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

The Group entered into capital leases for certain computers in the years ended December 31, 2017 and 2018. The gross amount and the accumulated depreciation of these computers were RMB3,121 and RMB2,520, respectively, as of December 31, 2017, RMB2,875 (US$418) and RMB2,613 (US$380), respectively, as of December 31, 2018. Future minimum lease payments of RMB44 (US$6) are all payable in 2019. The weighted average interest rates of capital leases were 3.92% and 3.81% per annum for the years ended December 31, 2017 and 2018, respectively.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

Modification of redeemable convertible preferred shares

The Group assesses whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the redeemable convertible preferred shares immediately after the amendment changes by more than ten percent from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Modification of redeemable convertible preferred shares  (Continued)

considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the redeemable convertible preferred shares are not recognized.

Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to the Group and its overseas subsidiaries, whose functional currency is US$.

Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

Fair value measurements of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements of financial instruments  (Continued)

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

Fair value measurements

Recurring

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2017 and 2018.

Non-recurring

The Group had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2017 and 2018.

Loss per share

In accordance with ASC topic 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s redeemable convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Pro forma information (unaudited)

Upon the completion of the initial public offering of Company’s securities on an internationally recognized securities exchange (the “Qualified IPO”), the outstanding preferred shares will automatically be converted into ordinary shares on a 1:1 basis. Unaudited pro forma shareholders’ deficit as of December 31, 2018, is adjusted for the abovementioned conversion of the ordinary shares and preferred shares, is set forth on the consolidated balance sheets.

The unaudited pro forma earnings per ordinary share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2018, and assumes the automatic conversion of all of the

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pro forma information (unaudited)  (Continued)

Company’s preferred shares into weighted-average shares of ordinary stock upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2018.

Recently accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10 (“ASU 2018-10”), Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The updated guidance is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group does not plan to early adopt the new lease standards and the Group expects that applying the ASU 2016-02 would materially increase the assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and consolidated statements of cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows (“ASC 230”), including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. ASU 2016-15 is effective for the Group for annual reporting periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-15 and is currently in the process of evaluating the effect that the adoption of the standard will have on the consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently accounting pronouncements  (Continued)

investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, Other income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASU 2017-05”), which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to nonemployee share-based payment accounting (“ASU 2018-07”). The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group does not plan to early adopt ASU 2018-13 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3.	CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects,

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	CONCENTRATION OF RISK (CONTINUED)

Credit risk  (Continued)

especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws. There has been no recent history of default in relation to these financial institutions.

Concentration of customer

Customer accounting for 10% or more of the Group’s total net revenues is:

	For the years ended December 31,
Customer	2017	2018
Best Inc.	58.0%	46.7%

Customers accounting for 10% or more of the Group’s accounts receivable are:

	As of December 31,
Customer	2017	2018
Best Inc.	44.3%	34.4%

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation) / appreciation of the US$ against RMB was approximately (6.0%) and 5.5% for the years ended December 31, 2017 and 2018, respectively. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Group’s net loss and shareholders’ deficits in US$.

Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	CONCENTRATION OF RISK (CONTINUED)

Interest rate risk  (Continued)

exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year presented.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	67,490	104,612	15,215
Allowance for doubtful accounts	(300)	(452)	(66)

	67,190	104,160	15,149

As of December 31, 2017 and 2018, the accounts receivable were all due from third party customers.

The movements in the allowance for doubtful accounts were as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the year	(27)	(300)	(44)
Additions	(273)	(152)	(22)

Balance at the end of the year	(300)	(452)	(66)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Payments made on behalf of customers	54,055	105,222	15,304
Advance to suppliers	2,865	5,113	744
Unbilled receivables	4,112	3,087	448
Prepaid rental expenses and other deposits	1,081	1,531	223
Advance to employees	1,373	1,290	188

	63,486	116,243	16,907

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Computer and office equipment	7,421	8,251	1,201
Leasehold improvements	865	1,832	266
Vehicles	2,172	1,825	265

Total	10,458	11,908	1,732
Less: Accumulated depreciation	(6,599)	(6,932)	(1,008)

Property and equipment, net	3,859	4,976	724

For the years ended December 31, 2017 and 2018, depreciation expense was RMB1,463 and RMB1,829 (US$266), respectively. No impairment loss was recognized for the years ended December 31, 2017 and 2018.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Insurance brokerage license	22,302	22,302	3,244
Acquired Software	1,506	1,845	268

Total	23,808	24,147	3,512
Less: Accumulated amortization	(522)	(1,602)	(233)

Acquired intangible assets, net	23,286	22,545	3,279

The movement of intangible assets is as follow:

	RMB	US$
Balance as of January 1, 2017	600	92
Acquisition	23,316	3,584
Amortization	(630)	(97)

Balance as of December 31, 2017	23,286	3,579

Acquisition	339	49
Amortization	(1,080)	(157)
Foreign currency translation adjustment	—	(192)

Balance as of December 31, 2018	22,545	3,279

In April 2017, the Group entered into a share purchase agreement with two third party selling shareholders to acquire 100% equity interest of Beijing Huijin Insurance Brokers Co., Ltd. (“HuiJin”) at a total cash

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.	INTANGIBLE ASSETS, NET (CONTINUED)

consideration of RMB18,000. Huijn had no operations and was not qualified as a business as it had no input or process to create output. The Group early adopted ASU No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business and accounted for this transaction as assets acquisition. The assets acquired mainly included an insurance brokerage license of RMB22,679 which is amortized over 30 years on a straight-line basis.

For the years ended December 31, 2017 and 2018, the amortization expense was RMB630 and RMB1,080 (US$157), respectively. No impairment loss was recognized for the years ended December 31, 2017 and 2018.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follow:

For the years ending December 31,	RMB	US$
2019	1,116	162
2020	1,025	149
2021	962	140
2022	863	126
2023	813	118

Total	4,779	695

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Receipts held on behalf of customers	146,949	235,603	34,267
Accrued payroll and welfare	41,312	49,828	7,248
Consideration payable for intangible asset	5,000	5,000	727
Others	6,822	14,159	2,059

	200,083	304,590	44,301

Receipts held on behalf of customers are associated with the operations of the Group’s integrated HR services. The Group has received amounts in advance from its customers for purposes such as monthly payroll and social security for customers’ employees, which will be disbursed by the Group to other parties on behalf of its customers.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.	REVENUE

The following table represents a disaggregation of revenue from contracts with customers based on different service lines for the years ended December 31, 2017 and 2018. All revenues are generated within the same reportable segment:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Integrated HR services	89,492	131,586	19,138
Workforce management services	398,280	613,187	89,185

	487,772	744,773	108,323

Revenue recognized that was included in deferred revenue balance at the beginning of the year was RMB1,283 and RMB3,556 (US$517) for the years ended December 31, 2017 and 2018, respectively.

The following table reflects the contract assets and contract liabilities as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Unbilled receivables	4,112	3,087	448
Deferred revenue	3,556	3,648	531

10.	INCOME TAXES

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company and CDP Group are not subject to tax on their income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiary in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. No provision for Hong Kong profits tax was made for the years ended December 31, 2017 and 2018 on the basis that the Group’s Hong Kong subsidiary did not have any assessable profits arising in or derived from Hong Kong for those years.

PRC

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. Preferential EIT rates at 15% is available for qualified “High and New Technology Enterprises” (“HNTE”). The HNTE certificate is effective for a period of three years. The WFOE was recognized as a qualified HNTE in 2015 and enjoyed a preferential tax rate of 15% from 2015 to 2017, and renewed in 2018 for 2018 to 2020. The EIT rates for the Group’s other operating entities in the PRC are 25%.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	INCOME TAXES (CONTINUED)

PRC  (Continued)

Under the current EIT Law, dividends for earnings derived from January 1, 2008 and onwards paid by PRC entities to any of their foreign non-resident enterprise investors are subject to a 10% withholding tax. A lower tax rate will be applied if tax treaty or arrangement benefits are available. Under the tax arrangement between the PRC and Hong Kong, the reduced withholding tax rate for dividends paid by PRC entities is 5% provided the Hong Kong investors meet the requirements as stipulated by relevant PRC tax regulations, such as the beneficiary owner test. Capital gains derived from PRC are also subject to a 10% PRC withholding tax.

The Group’s income tax (benefits) expenses consist of the following:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Income tax (benefits) expenses:
Current income tax expenses	71	3,437	499
Deferred income tax benefits	(94)	(189)	(27)

	(23)	3,248	472

The tax effects of temporary differences that gave rise to the deferred tax balances at December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Deferred tax assets:
Tax losses	13,375	21,960	3,194
Bad debt provision	75	113	16
Less: valuation allowance	(12,505)	(21,128)	(3,073)

Deferred tax assets, net	945	945	137

	As of December 31,
	2017	2018
	RMB	RMB	US$
Deferred tax liabilities
Acquired intangible asset	5,575	5,386	783

Total deferred tax liabilities	5,575	5,386	783

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	INCOME TAXES (CONTINUED)

PRC  (Continued)

The Group incurred net operating losses carry forwards of RMB4,936 and RMB45,095 (US$6,558) from the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries for the years ended December 31, 2017 and 2018, respectively, which would expire on various dates through 2022 to 2028.

As of December 31, 2017 and 2018, valuation allowance was RMB12,505 and RMB21,128 (US$3,073), respectively, which were provided against deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the income tax expenses computed by applying the PRC statutory tax rate to loss before income taxes and the actual credit for income tax is as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Net loss before income tax	(7,287)	(27,946)	(4,065)
PRC statutory tax rate	25%	25%	25%
Income tax benefits at PRC statutory tax rate	(1,822)	(6,987)	(1,016)
Non-deductible expenses	2,492	2,735	399
Statutory expenses	731	1,164	169
Interest expenses in relation to the unrecognized tax benefits	511	1,191	173
Deduction for R&D expenses	(1,255)	(3,175)	(462)
Effect of international tax rate difference	482	(309)	(45)
Effect of preferential tax	(466)	3,600	523
Changes of valuation allowance	(698)	8,623	1,254
Impact of changes in tax rate on deferred tax	(27)	(3,600)	(524)
Others	29	6	1

	(23)	3,248	472

There were no aggregate undistributed earnings of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries available for dividend distribution. Therefore, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that might be payable upon the distribution of aggregate undistributed earnings as of December 31, 2017 and 2018.

Unrecognized Tax Benefits

As of December 31, 2017 and 2018, the Group had unrecognized tax benefits of RMB6,796 and RMB10,644 (US$1,549), respectively, of which RMB1,435 and RMB1,852 (US$270), respectively were offset against the deferred tax assets on tax losses carry forward, otherwise would be considered for providing valuation allowance. The remaining amount of unrecognized tax benefits of RMB5,361 and RMB8,792 (US$1,279), respectively, as of December 31, 2017 and 2018, which if ultimately recognized, would impact the effective tax rate. The unrecognized tax benefits is mainly related from under reported income. The amount of unrecognized tax benefits will change in the next 12 months, subject to the clarification of current tax law or audit by tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	INCOME TAXES (CONTINUED)

Unrecognized Tax Benefits  (Continued)

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of the year	6,948	6,796	989
Increase	3,511	5,218	759
Decrease	(3,663)	(1,370)	(199)

Balance at end of the year	6,796	10,644	1,549

The Group recorded interest accrued in relation to the unrecognized tax benefits in income tax expenses of RMB511 and RMB1,191 (US$173) for the years ended December 31, 2017 and 2018, respectively.

Since the incorporation, the relevant tax authorities of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC have not conducted a tax examination. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2018 of the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries, remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In 2006, the Company issued an aggregate of 26,250,000 Series A convertible preferred shares (“Series A Preferred Shares”) to investors at a per share purchase price of US$0.04 for a total cash consideration of US$1,050.

In 2006, the Company issued an aggregate of 95,000,000 Series B convertible redeemable preferred shares (“Series B Preferred Shares”) to investors at a per share purchase price of US$0.10 for a total cash consideration of US$9,500.

In 2012, the Company issued an aggregate of 80,770,225 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) to investors at a per share purchase price of US$0.15 for a total cash consideration of US$12,500.

In 2016, the Company issued aggregate of 40,384,740 Series D convertible redeemable preferred shares (“Series D Preferred Shares”) to an investor at a per share purchase price of US$0.50 for a total cash consideration of US$20,000.

The Series A, B, C and D Preferred Shares issued by the Company are collectively referred to as the “Preferred Shares”. The key terms of the Preferred Shares are summarized as follows:

Voting rights

Each preferred shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder’s preferred shares could be converted. Unless otherwise disclosed elsewhere, preferred shareholders will vote together with ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Dividends

No dividend or other distribution shall be made or declared on the Company’s ordinary shares or any future series of preferred shares, unless and until an equivalent dividend is declared or paid on each outstanding Preferred Shares on an as-if converted basis.

Each holder of Series D Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 12% of the Series D Preferred Shares issue price, (ii) the dividend that would be paid with respect to the ordinary shares into which the Series D Preferred Shares could be converted.

After the full preferential dividends for Series D Preferred Shares has been paid on all outstanding Series D Preferred Shares, each holder of Series C Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 10% of the Series C Preferred Shares issue price, (ii) the dividend that would be paid with respect to the ordinary shares into which the Series C Preferred Shares could be converted.

After the full preferential dividends for Series D and Series C Preferred Shares have been paid on all outstanding Series D and Series C Preferred Shares, each holder of Series B and Series A Preferred Shares shall be entitled to receive, on an annual basis, preferential, non-cumulative dividends at the rate equal to the greater of (i) 5% of the Preferred Shares issue price, (ii) the dividend that would be paid with respect to the ordinary shares into which the Series B and Series A Preferred Shares could be converted.

In addition to any dividend pursuant to above, the holders of Preferred Shares shall be entitled to receive on a pari passu basis, when as and if declared at the sole discretion of the board, but only out of funds that are legally available therefor, cash dividends at the rate or in the amount as the board considers appropriate.

For the years ended December 31, 2017 and 2018, no dividends were declared by the board on the Preferred Shares.

Redemption

The Series A Preferred Shares were not redeemable upon the original issuance.

Upon the issuance of Series B Preferred Shares, both Series A and B Preferred Shares were redeemable at the holders’ option after the date falling sixty months from the respective original issue date to redeem all or portion of its shares subscribed at the redemption price equal to the respective original issue price plus interest on the original issue price at a rate of five percent per annum, compounded annually and calculated from the original issue date up to the redemption date (both dates inclusive), plus all declared but unpaid dividends thereon up to the date of redemption.

Upon the issuance of Series C Preferred Shares, Series C Preferred Shares were redeemable at the holders’ option after the date falling sixty months from the Series C Preferred Shares original issue date or upon the occurrence of a Special Redemption Event as specified in the share purchase agreement to redeem all or portion of its shares subscribed at the redemption price equal to the respective original issue price plus interest on the original issue price at a rate of ten percent per annum, compounded annually and calculated from the original issue date up to the redemption date (both dates inclusive), plus all declared but unpaid dividends thereon up to the date of redemption.

The redemption dates of the Series A and B Preferred Shares were modified to be the same as that of Series C Preferred Shares upon the issuance of Series C Preferred Shares.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption  (Continued)

Upon the issuance of Series D Preferred Shares, Series D Preferred Shares were redeemable at the holders’ option (i) after the date falling forty eight months from the Series D Preferred Shares original issue date or upon the occurrence of a Special Redemption Event as specified in the share purchase agreement to redeem all or portion of its shares subscribed at the redemption price equal to the respective original issue price plus interest on the original issue price at a rate of twelve percent per annum (minus all cash dividend paid to and received by, or declared and to be received by the holders of the Series D Preferred Shares), compounded annually and calculated from the original issue date up to the redemption date (both dates inclusive), plus all declared but unpaid dividends thereon up to the date of redemption.

The redemption dates of the Series A, B and C Preferred Shares were modified to be the same as that of Series D Preferred Shares upon the issuance of Series D Preferred Shares.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, each holder of Series D Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Series C Preferred Shares, Series B Preferred Shares, Series A Preferred Shares, ordinary shares or any other class or series of shares then outstanding, an amount per Series D Preferred Share equal to 100% of Series D issue price, plus all declared but unpaid dividends (“Series D Preferential Amount”).

After distribution or payment in full of the Series D Preferential Amount, each holder of Series C Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Series B Preferred Shares, Series A Preferred Shares, ordinary shares or any other class or series of shares then outstanding, an amount per Series C Preferred Share equal to 130% of Series C issue price if the liquidation occurs within two years of the Series C original issue date, or 150% of Series C issue price if the liquidation occurs on or after a date that is two years of the Series C original issue date, plus all declared but unpaid dividends (“Series C Preferential Amount”).

After distribution or payment in full of the Series D Preferential Amount and Series C Preferential Amount, each holder of Series B Preferred Shares shall be entitled to receive, prior to any distribution to the holders of Series A Preferred Shares, ordinary shares or any other class or series of shares then outstanding, an amount per Series B Preferred Share equal to 150% of Series B issue price, plus all declared but unpaid dividends (“Series B Preferential Amount”).

After distribution or payment in full of the Series D Preferential Amount, Series C Preferential Amount and Series B Preferential Amount, each holder of Series A Preferred Shares shall be entitled to receive, prior to any distribution to the holders of ordinary shares or any other class or series of shares then outstanding, an amount per Series B Preferred Share equal to 100% of Series B issue price, plus all declared but unpaid dividends (“Series A Preferential Amount”).

After distribution or payment of Series D Preferential Amount, Series C Preferential Amount, Series B Preferential Amount and Series A Preferential Amount, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed pro rata among the holders of Preferred Shares (on an as-converted basis) and the holders of the ordinary shares.

In the event the Company proposed to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the Company, the value of the assets to be distributed to the holders of Preferred Shares and ordinary shares shall be determined by the board.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Liquidation preference  (Continued)

The liquidation preference amounts for Series A, B, C and D Preferred Shares were RMB7,219 (US$1,050), RMB97,976 (US$14,250), RMB128,916 (US$18,750) and RMB137,510 (US$20,000), respectively, as of December 31, 2018.

Conversion

Optional conversion

Upon the respective original issue date, the holders of Preferred Shares have the rights, at each holder’s discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments.

Automatic conversion

All Preferred Share are automatically converted into ordinary shares on the then effective conversion price applicable to such Preferred Shares upon a qualified IPO event.

Accounting for Preferred Shares

The Series A Preferred Shares are initially classified as mezzanine equity as shareholders are entitled to the liquidation preference upon deemed liquidation events as mentioned above. The Series B, C and D Preferred Shares are initially also classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company or upon a deemed liquidation event.

All the Preferred Shares are initially measured at fair value. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). There were no embedded derivatives that are required to be bifurcated. The conversion option of the Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Preferred Shares are not bifurcated because the underlying ordinary shares are not settable since they were neither publicly traded nor readily convertible into cash.

BCF exists when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. No BCF was recognized for the Preferred Shares as the fair value per ordinary share at the commitment date was less than the respective most favorable conversion price. The Company determined the estimated fair value of the ordinary shares with the assistance from an independent third party valuation firm.

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2017 and 2018.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Conversion  (Continued)

Accounting for Preferred Shares  (Continued)

The Company concluded that the Preferred Shares are not currently redeemable, but it is probable that they will become redeemable. The Company elected to recognize changes in the redemption value immediately as they occur and adjusted the carrying value of the Preferred Shares to equal the redemption value at the end of each reporting period. Aggregate accretion charges of RMB262,693 (US$38,207) were recorded as an increase to the net loss attributable to ordinary shareholders before the years presented.

The amendment to add the redemption rights for the Series A Preferred Shares upon the issuance of the Series B Preferred Shares was accounted for as an extinguishment as the fair value of Series A Preferred Shares immediately after the amendment was significantly different from its respective fair value immediately before the amendment. Upon the extinguishment, the difference between the fair value of the Series A Preferred Shares and the carrying amount of the Series A Preferred Shares of RMB3,374 was treated as a deemed dividend to the Series A Preferred Shareholders.

The amendments of the redemption date for the Series A and B Preferred Shares upon the issuance of the Series C Preferred Shares, and for the Series A, B and C Preferred Shares upon the issuance of the Series D Preferred Shares was accounted for as modifications as the fair value of Series A, B, and C Preferred Shares immediately after the amendment was not significantly different from their respective fair values immediately before the amendment. The incremental fair value of Series A, B and C Preferred Shares as a result of the modifications was immaterial.

12.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(7,264)	(31,194)	(4,536)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	66,565,021	66,565,021	66,565,021

Basic and diluted loss per share	(0.11)	(0.47)	(0.07)

For the years presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group. The effects of all outstanding Preferred Shares were excluded from the computation of diluted earnings per share for the years ended December 31, 2017 and 2018 as their effects would be anti-dilutive.

The unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all the Company’s Preferred Shares into 242,404,965 weighted-average number of ordinary shares upon the closing of the Company’s Qualified IPO as if it had occurred on January 1, 2018.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	LOSS PER SHARE (CONTINUED)

The following table summarizes the unaudited pro forma loss per share:

	For the years ended
	December 31, 2018
	RMB	US$
	(unaudited)	(unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(31,194)	(4,536)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	66,565,021	66,565,021
Conversion of Preferred Shares to ordinary shares	242,404,965	242,404,965

Pro forma weighted average number of shares outstanding—basic and diluted	308,969,986	308,969,986
Pro forma loss per share—basic and diluted	(0.10)	(0.01)

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases offices for operation under operating leases. Rental expenses under operating leases are expensed on a straight-line basis over the periods of prospective leases, amounting to RMB11,072 and RMB12,286 (US$1,787) for the years ended December 31, 2017 and 2018 were, respectively.

The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31,	RMB	US$
2019	7,029	1,022
2020	3,055	444
2021	265	39

Total	10,349	1,505

Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

14.	MAINLAND CHINA CONTRIBUTION PLAN

Full time PRC employees, including associates, of the Group are eligible to participate in a government-mandated multi- employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s income. Total provisions for employee benefits were RMB53,455 and RMB 78,142 (US$11,365) for the years ended December 31, 2017 and 2018, respectively, reported in the consolidated statements of comprehensive loss when incurred.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries, the VIE and the VIE’s subsidiaries located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries, the VIE and the VIE’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2017 and 2018, none of the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries has a general reserve that reached 50% of their registered capital threshold and therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s PRC entities.

The appropriation to these reserves by the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries were all nil for the years ended December 31, 2017 and 2018.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries, the VIE and the VIE’s subsidiaries in the Group not available for distribution were RMB209,294 and RMB268,763 (US$39,090) as of December 31, 2017 and 2018, respectively, including RMB42,330 and RMB60,330 (US$8,775) of net restricted assets recorded under VIE and VIE’s subsidiaries in the Group.

16.	SUBSEQUENT EVENTS

The Group evaluated subsequent events through September 11, 2019, the date on which these financial statements were issued.

On June 30, 2019, the Company adopted a share incentive plan for the purpose of granting share-based compensation awards to its employees and consultants (the “2019 Plan”) with a maximum aggregate number of ordinary shares authorized for issuance of 26,550,213 ordinary shares. On June 30, 2019, awards to purchase 22,184,979 shares under the 2019 Plan have been granted to certain of the Group’s officers and employees, which are outstanding and have become fully vested.

On June 30, 2019, the Company issued 32,307,692 ordinary shares to the Company’s Chairman and Chief Executive Officer and the Company’s President, from the exercise of options granted in 2012.

On June 30, 2019, the Company issued 40,384,740 options to certain of the Group’s employees, which have become fully vested.

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	92,563	54,433	7,917
Amounts due from a subsidiary	177,142	230,671	33,550

Total current assets	269,705	285,104	41,467

TOTAL ASSETS	269,705	285,104	41,467

LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ DEFICITS:
Non-current liabilities
Losses in excess of investments in subsidiaries, the VIE and the VIE’ subsidiaries	121,571	166,088	24,157

Total non-current liabilities	121,571	166,088	24,157

TOTAL LIABILITIES	121,571	166,088	24,157

Mezzanine equity:
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.0001 par value; 26,500,000 shares authorized as of December 31, 2017 and 2018; 26,250,000 issued and outstanding as of December 31, 2017 and 2018)	24,654	24,654	3,586
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.0001 par value; 100,000,000 shares authorized as of December 31, 2017 and 2018; 95,000,000 shares issued and outstanding as of December 31, 2017 and 2018)	142,700	142,700	20,755
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$0.0001 par value; 90,000,000 shares authorized as of December 31, 2017 and 2018; 80,770,225 issued and outstanding as of December 31, 2017 and 2018)	179,982	179,982	26,177
Series D convertible redeemable preferred shares (“Series D Preferred Shares”) (US$0.0001 par value; 40,384,740 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	211,878	211,878	30,816

Total mezzanine equity	559,214	559,214	81,334

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets  (Continued)

	As of December 31,
	2017	2018
	RMB	RMB	US$
LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ DEFICITS (CONTINUED):
Shareholders’ deficits:
Ordinary shares (US$0.0001 par value; 743,115,260 shares authorized as of December 31, 2017 and 2018; 66,565,021 shares issued and outstanding as of December 31, 2017 and 2018)	54	54	8
Additional paid-in capital	12,136	12,136	1,765
Accumulated deficits	(414,656)	(445,850)	(64,846)
Accumulated other comprehensive loss	(8,614)	(6,538)	(951)

Total shareholders’ deficits	(411,080)	(440,198)	(64,024)

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ DEFICITS	269,705	285,104	41,467

Condensed statements of comprehensive loss

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Share of loss in subsidiaries, the VIE and the VIE’s subsidiaries	(8,260)	(32,769)	(4,765)

Loss from operations	(8,260)	(32,769)	(4,765)
Interest income, net	996	1,575	229

Loss before income tax	(7,264)	(31,194)	(4,536)
Income tax expenses	—	—	—

Net Loss	(7,264)	(31,194)	(4,536)

Other comprehensive (loss) income	(6,722)	2,076	302

Total comprehensive loss	(13,986)	(29,118)	(4,234)

Condensed statements of cash flow

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Net cash used in investing activities	(32,536)	(38,130)	(5,546)

Net decrease in cash and cash equivalents	(32,536)	(38,130)	(5,546)
Cash and cash equivalents at beginning of the year	125,099	92,563	13,463

Cash and cash equivalents at end of the year	92,563	54,433	7,917

CDP HOLDINGS, LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries, the VIE and the VIE’ subsidiaries.

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Under the equity method of accounting, the Company’s carrying amount of its investment in subsidiaries for its share of the subsidiaries, the VIE and the VIE’ subsidiaries cumulative losses was reduced to nil as of December 31, 2017 and 2018, and the loss in excess of such investments are presented on the condensed balance sheets as “Losses in excess of investments in subsidiaries, the VIE and the VIE’ subsidiaries”, and their respective profit or loss as “Share of loss in subsidiaries, the VIE and the VIE’ subsidiaries” on the condensed statements of comprehensive loss as the Company committed to provide financial support to its VIE as disclosed in Note 1.

The subsidiaries, the VIE and the VIE’ subsidiaries did not pay any dividends to the Company for the years presented.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

[Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against [all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.]

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number and Class of Securities	Consideration
Ordinary Shares

Garamond Partners Limited	March 13, 2012	32,307,692 ordinary shares

Nominal consideration paid for exercising the options granted to Mr. Wei (Wayne) Wang and Ms. Wei Lu, for their past and future services provided to us, pursuant to a share purchase agreement by and among the Company and certain other parties thereto dated February 16, 2012. The shares issued upon exercise of these options were concurrently transferred to Garamond Partners Limited by Mr. Wang and Ms. Lu

Purchaser	Date of Issuance	Number and Class of Securities	Consideration
Preferred Shares

North Haven Private Equity Asia Cleveland Company Limited	October 19, 2016	40,384,740 Series D preferred shares	US$20,000,000

Share Incentive Awards(1)

Certain officers and employees of the Company as a group	June 30, 2019	Options to purchase 22,184,979 ordinary shares	Past and future services provided to us by such individuals

Options
Certain employees of the Company as a Group	June 30, 2019	Options to purchase 40,384,740 ordinary shares
Past and future services provided to us by such individuals pursuant to options granted to such individuals pursuant to a share purchase agreement by and among the Company and certain other parties thereto dated September 30, 2016

Note:

(1)

In reliance on the exemption of Rule 701 under the Securities Act, all the share incentive awards were granted by our company under the 2019 Plan that we adopted on June 30, 2019. At the time of each option grant, we were not a reporting company under section 13 or 15(d) of the Exchange Act of 1934 or an investment company registered or required to be registered under the Investment Company Act of 1940. The 2019 Plan is a “compensatory benefit plan” as defined under Rule 701 that we established to provide share incentives to directors, officers and employees of our company and our affiliates, as well as consultants and advisors who render our company or one of our affiliates bona fide services, other than services in connection with the offer or sale of securities of our company or any of our affiliates, as applicable, in a capital raising transaction or as a market maker or promoter of that entity’s securities.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of King & Wood Mallesons regarding certain PRC tax matters (included in Exhibit 99.2)

8.3*	Tax opinion of Davis Polk & Wardwell regarding certain U.S. tax matters

10.1	CDP Holdings, Ltd 2019 Share Incentive Plan

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4	Second amended and restated Shareholders’ Agreement by and among the Registrant and certain other parties named therein dated October 19, 2016

10.5	English translation of the Exclusive Business Cooperation Agreement dated June 4, 2008 and the subsequent Supplement to the Exclusive Business Cooperation Agreement dated on August 23, 2019 between Shanghai Caishuo Talent Information Co., Ltd. and CDP Information Technology (Shanghai) Co., Ltd.

10.6	English translation of the Equity Pledge Contract dated April 2, 2018 and the subsequent Supplement to the Equity Pledge Contract dated August 23, 2019, by and among Qiuwen Wang, Sufen Ling, Shanghai Caishuo Talent Information Co., Ltd. and CDP Information Technology (Shanghai) Co., Ltd.

10.7	English translation of the Exclusive Purchase Right Contract dated September 30, 2016 and the subsequent Supplement to the Exclusive Purchase Right Contract dated August 23, 2019 by and among Qiuwen Wang, Shanghai Caishuo Talent Information Co., Ltd. and CDP Information Technology (Shanghai) Co., Ltd.

10.8	English translation of the Exclusive Purchase Right Contract dated September 30, 2016 and the subsequent Supplement to the Exclusive Purchase Right Contract dated August 23, 2019 by and among Sufen Ling, Shanghai Caishuo Talent Information Co., Ltd. and CDP Information Technology (Shanghai) Co., Ltd.

10.9	English translation of the Power of Attorney dated January 23, 2018 by Qiuwen Wang granting authority to CDP Information Technology (Shanghai) Co., Ltd.

Exhibit Number	Description of Document

10.10	English translation of the Power of Attorney dated January 23, 2018 by Sufen Ling granting authority to CDP Information Technology (Shanghai) Co., Ltd.

10.11	English translation of the Loan Contract dated August 23, 2019 between Qiuwen Wang and CDP Information Technology (Shanghai) Co., Ltd.

10.12	English translation of the Loan Contract dated August 23, 2019 between Sufen Ling and CDP Information Technology (Shanghai) Co., Ltd.

10.13**	English translation of the Outsourcing Agreement between Ningbo Caishuo Human Resources Service Co., Ltd. and each of Best Logistics Technologies (China) Co., Ltd. and Hangzhou Best Network Technology Co., Ltd.

21.1*	Principal Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of King & Wood Mallesons (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of King & Wood Mallesons regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

*	To be filed by amendment.
**	Certain commercial sensitive information of this exhibit has been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, the People’s Republic of China, on             , 2019.

CDP Holdings, Ltd

By:
Name: Yong (Forrest) Wang
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Wei (Wayne) Wang and Mr. Yong (Forrest) Wang and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on             , 2019 in the capacities indicated:

Signature	Title

Director, Chairman and Chief Executive Officer (principal executive officer)
Wei (Wayne) Wang

Director and President
Wei Lu

Chief Financial Officer
Yong (Forrest) Wang	(principal financial officer and principal accounting officer)

Director
Michael David Ricks

Director
Kingsley Chan

Director
Pengfei Song

Director
Junyuan Tong

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of CDP Holdings, Ltd, has signed this registration statement or amendment thereto in New York on             , 2019.

Authorized U.S. Representative Cogency Global Inc.

By:
Name:
Title: